4/18

07022645

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Exxaro

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

APR 19 2007

THOMSON FINANCIAL

FILE NO. 82- 05217

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 4/18/07

082-05217

06
ANNUAL REPORT

AR/S
12-31-06



exxaro

POWERING POSSIBILITY

Statutory annual report

In November 2006, Kumba Resources unbundled its iron ore business and moulded two separate focused mining groups – Exxaro Resources and Kumba Iron Ore – listed on the JSE Limited in the general mining sector. This heralded the finalisation of South Africa's largest and most significant black economic empowerment transaction in the mining industry in particular and the South African industry in general.

As part of the transaction, Kumba Resources' name was changed to Exxaro after the merging of Kumba's non-iron ore assets and the assets of Eyesizwe Coal, thereby forming a new-era South African group.

This annual report outlines the performance of Kumba Resources for the 10 months to end of October 2006 and its performance as Exxaro for the remainder of 2006. This is a statutory annual report in terms of JSE Listings Requirements, with certain supplementary information included to set out the principles and practices that will guide Exxaro, and provide an overview of the significant projects under way that will entrench the group as a formidable force in the global mining sector as its robust project pipeline begins to unfold.

Our 2007 annual report will be a full triple bottom-line report to stakeholders, encompassing economic, social and environmental performance.

For a full understanding of the empowerment transaction, readers are referred to the Exxaro revised listing particulars published on 9 October 2006, and available on www.exxaro.com.







Highlights

- Historic empowerment transaction successfully concluded
- Earnings not comparable
- Good operating results
- Coal production reaches 24 million tonnes
- Strong project pipeline for transformed group
- Options to acquire Namakwa Sands and a 26% interest in Black Mountain/Gamsberg exercised post December 2006

unlocking
potential

exploring
boundaries

LEADING
PERFORMANCE



Contents

Group at a glance

Exxaro is the largest South African-based diversified resources group, with interests in the coal, mineral sands, base metals, industrial minerals and iron ore commodities.

OPEN-PIT
- Grootegeluk
- Leeuwpan

UNDERGROUND
- Arnot
- Matla
- North Block Complex (NBC)
- New Clydesdale
- Tshikondeni

Collectively, seven coal mines produce 42,7Mtpa of thermal, metallurgical and coking coal, most of which is thermal coal for consumption by the national power utility, Eskom. Grootegeluk is one of the lowest-cost and most efficient mining operations in the world, and operates the world's largest coal beneficiation complex.

- KZN Sands
- Tiwest Joint Venture 50%

The South African mineral sands operations are housed in KZN Sands, while those abroad reside in Australia Sands where the principal asset is a 50% share in the Tiwest joint venture with Tronox Inc. The KZN Sands operation is based near Empangeni in KwaZulu-Natal and uses innovative techniques. Once the acquisition of the Namakwa Sands operation on the Western Cape west coast is finalised, Exxaro will be one of the world's largest suppliers of titanium dioxide feedstock and zircon.

- Zincor
- Rosh Pinah (Namibia) 89,5%
- Glen Douglas
- FerroAlloys
- Chifeng (China) 31,9%

** Exxaro holds 100% unless otherwise indicated*

The Rosh Pinah zinc/lead mine in southern Namibia and the Zincor refinery in Gauteng make up one of the few integrated zinc mining and refinery operations in the world. The Zincor electrolytic refinery is also one of the lowest-cost producers of zinc metal in the global market place. Exxaro also has an interest in the Chifeng zinc smelter in China. A dedicated plant in Pretoria manufactures high-quality atomised ferrosilicon while Glen Douglas dolomite quarry provides a range of products to steelworks and other consumers.

Iron ore

Exxaro holds 20% of Sishen Iron Ore Company (Pty) Limited. The company operates Sishen and Thabazimbi mines, producing some 31Mtpa of lumpy and fine iron ore, two-thirds of which is exported. Sishen is one of the largest single open-pit mines in the world, known for its high grade and consistent product quality.

Exxaro's geographical locations



Amsterdam
China
Beijing
19
DRC
16
Namibia
South Africa
Perth
Australia
12
18



9
7
1
20
24
14
15
17



MPUMALANGA
Middelburg
Witbank
GAUTENG
23
21
22
14
3
6
4
11
5
8
10
2
13

☐ Operations
○ Growth projects
△ Representative offices

COAL

1 Grootegeluk
2 Leeuwpan
3 Arnot
4 Matla
5 North Block Complex (NBC)
6 New Clydesdale
7 Tshikondeni
8 Belfast
9 Mmamabula Central
10 Eerstelingsfontein
11 Inyanda
12 Moranbah South
13 Mafube
14 RBCT Phase V

MINERAL SANDS

15 KZN Sands
16 Toliara Sands
17 Namakwa Sands
18 Australia Sands

BASE METALS AND INDUSTRIAL MINERALS

19 Chifeng NFC Hongye Zinc Refinery
20 Rosh Pinah
21 Zincor
22 Glen Douglas
23 FerroAlloys
24 Black Mountain

Group shareholder structure


IDC*
Eyesizwe SPV*
Eyabantu SPV*
Tiso SPV*
BEE Women's SPV*
15%
55%
9,5%
9,5%
11%
Anglo American plc*
BEE Holdco*
Exxaro EEPS*
Minorities
53,1%
3%
23,7%
20,2%
100%
100%
100%
20%
SISHEN IRON ORE
COAL
SANDS
BASE METALS & INDUSTRIAL MINERALS

* *Refer to definition of shareholders as published in the Exxaro revised listing particulars on 9 October 2006, and available on www.exxaro.com*

Summary of business operations

'000 tonnes	2006	12 months ended 31 December 2005	2004	2003	12 months ended 30 June 2003	2002
IRON ORE						
Production						
Sishen[1]	**28 692**	28 458	27 609	27 110	26 168	25 903
Thabazimbi[1]	**2 418**	2 529	2 503	2 484	2 389	2 421
Total	**31 110**	30 987	30 112	29 594	28 557	28 324
Sales						
Export[1]	**21 495**	22 113	20 923	20 446	20 946	19 916
COKING COAL						
Production						
Grootegeluk	**2 133**	1 859	1 972	1 781	1 830	1 670
Tshikondeni	**363**	414	437	381	377	404
Total	**2 496**	2 273	2 409	2 162	2 207	2 074
THERMAL COAL (Eskom)						
Production[2]	**34 599**	14 573	14 383	13 869	13 036	13 351
Sales to Eskom[2]	**34 665**	14 703	14 356	14 097	13 051	13 198
THERMAL/ METALLURGICAL COAL						
Production						
Grootegeluk	**1 585**	1 551	1 403	1 323	1 313	1 194
Leeuwpan	**1 504**	1 442	1 249	1 610	1 456	1 631
New Clydesdale[2]	**1 107**					
North block complex[2]	**469**					
Total	**4 665**	2 993	2 652	2 933	2 769	2 825

1 Included in the 2006 figures is 12 months information for comparative purposes.

2 Physical information includes Eyesizwe Coal mines for 12 months even though only acquired effective 1 November 2006.

'000 tonnes	2006	12 months ended 31 December 2005	2004	2003	12 months ended 30 June 2003	2002
MINERAL SANDS – RSA						
Production						
– Ilmenite	**319**	356	262	176	91	44
– Zircon	**50**	47	49	50	53	45
– Rutile	**25**	23	20	17	20	19
– Pig iron	**75**	89	63	25	3	
– Scrap pig iron	**10**	8	5	6		
– Chloride slag	**134**	134	96	27		
– Sulphate slag	**36**	30	40	20		
MINERAL SANDS – AUSTRALIA[3]						
Production						
– Ilmenite	**227**	220	236	217	214	223
– Zircon	**36**	35	38	40	40	39
– Rutile	**18**	16	18	17	18	15
– Synthetic rutile	**14**	12	11	16	13	9
– Leucoxene	**98**	111	112	97	90	89
– Pigment	**54**	53	53	48	47	46
ZINC						
Production						
Rosh Pinah (zinc concentrate)	**104**	126	124	108	91	75
Zincor (zinc metal)	**90**	102	104	111	115	105
Chifeng (zinc metal)[4]	**16**	15	12	3		
Rosh Pinah (lead concentrate)	**21**	25	27	31	22	28
GLEN DOUGLAS						
Production						
Dolomite	**661**	689	653	668	642	543
Aggregate	**672**	666	705	579	586	650
Lime	**59**	26	73	76	99	95
FERROALLOYS						
Production						
Atomised ferrosilicon	**6**	6	6	5	5	4

3 *Physical information reflects Exxaro Australia Sands' 50% interest in the Tiwest joint venture with Tronox Incorporated, Western Australia.*

4 *Physical information represents the effective interest in Chifeng (Hongye) refinery.*

Summary of business operations
continued

	Operations	Regional location
BUSINESSES **Coal**	Grootegeluk mine	Limpopo
	Leeuwpan mine	Mpumalanga
	Tshikondeni mine	Limpopo
	Arnot mine[1]	Mpumalanga
	Matla mine[1]	Mpumalanga
	New Clydesdale mine[1]	Mpumalanga
	North Block Complex[1]	Mpumalanga
Mineral sands	Minerals Sands – RSA	KwaZulu-Natal
	Minerals Sands – Australia[2]	Australia

1 12 months sales tonnes disclosed for comparative purposes.
2 Sales tonnes disclosed reflect Exxaro Australia Sands' 50% interest in the Tiwest joint venture.

Ownership	Products	Sales for 12 months to December 2006 '000 tonnes	% exports
Division of Exxaro Coal (Pty) Limited	Thermal coal (Eskom)	14 417	
	Semi-soft coking coal	2 173	30
	Metallurgical coal	1 716	23
Division of Exxaro Coal (Pty) Limited	Thermal coal (Eskom)	915	
	Metallurgical coal (other)	1 509	23
Division of Exxaro Coal (Pty) Limited	Coking coal	381	
Division of Eyesizwe Coal (Pty) Limited	Thermal coal (Eskom)	3 985	
Division of Eyesizwe Coal (Pty) Limited	Thermal coal (Eskom)	13 613	
Division of Eyesizwe Coal (Pty) Limited	Thermal coal (Eskom)	255	
	Thermal coal (other)	1 115	92
Division of Eyesizwe Coal (Pty) Limited	Thermal coal (Eskom)	1 481	
	Thermal coal (other)	432	
Subsidiaries of Exxaro Resources Limited (100%)	Zircon	48	96
	Rutile	31	98
	Ilmenite	50	100
	Chloride slag	104	100
	Sulphate slag	30	100
	Low manganese pig iron (LMPI)	60	69
Interest in Tiwest joint venture (50%)	Zircon	32	100
	Rutile	18	100
	Ilmenite	30	100
	Synthetic rutile	27	100
	Leucoxene	10	100

Summary of business operations
continued

	Operations	Regional location
BUSINESSES **Base metals**	Zincor refinery	Gauteng
	Rosh Pinah mine	Namibia
	Chifeng refinery[1]	China
Industrial minerals	Glen Douglas mine	Gauteng
	FerroAlloys	Gauteng
INVESTMENTS **Iron ore**	Sishen mine[2]	Northern Cape
	Thabazimbi mine[2]	Limpopo

1 Sales tonnes disclosed represent the effective interest in the physical information of the Chifeng (Hongye) refinery.
2 12 months sales tonnes disclosed for comparative purposes.

Ownership	Products	Sales for 12 months to December 2006 '000 tonnes	% exports
Subsidiary of Exxaro Base Metals (Pty) Limited	Zinc metal Sulphuric acid	99 117	8 4
Subsidiary of Exxaro Base Metals (Namibia) (Pty) Limited (89,5%)	Zinc concentrate Lead concentrate	108 32	100 100
Associate (31,91%)	Zinc metal Sulphuric acid	16 9	100 100
Subsidiary of Exxaro Resources Limited	Metallurgical dolomite Aggregate Lime	669 669 65	
Subsidiary of Exxaro Resources Limited	Atomised ferrosilicon	6	
Division of Sishen Iron Ore Company (Pty) Limited in which Exxaro owns 20%	Lump ore Fine ore	16 724 10 686	72 88
Division of Sishen Iron Ore Company (Pty) Limited in which Exxaro owns 20%	Lump ore Fine ore	1 060 1 342	

Group review at a glance

The group review at a glance discloses condensed unaudited, restated income statements, balance sheets and cash flow statements and an analysis thereof, compiled on the assumption that the empowerment transaction had been implemented with effect from 1 January 2005, but excluding the acquisition of Namakwa Sands and a 26% interest in Black Mountain/Gamsberg. The investment in Sishen Iron Ore Company (Pty) Limited (SIOC) has therefore been equity accounted from 1 January 2005 and Eyesizwe Coal (Pty) Limited consolidated from same date. All non-recurring entries associated with the empowerment transaction, the impairment of the local mineral sands assets in 2006 and the proceeds for the interest in the Hope Downs project received in 2005, have been excluded.

	12 months ended 31 December 2006 Unaudited Rm	12 months ended 31 December 2005 Unaudited Rm
INCOME STATEMENTS		
Revenue	**8 814**	7 248
Net operating profit	**1 261**	994
Net financing costs[1]	**(315)**	(173)
Equity accounted income	**638**	417
Taxation[2]	**(595)**	(321)
Minority interest	**(27)**	(61)
Reconciling items to headline earnings	**(69)**	(76)
Headline earnings	**893**	780
Headline earnings per share (cents)	**285**	256
Average realised exchange rate (R/US$)	**6,76**	6,36
CASH FLOW STATEMENTS		
Cash flows from operating activities	**(1 173)**	214
Cash flows from investing activities	**(559)**	(3 432)
Cash flows from financing activities	**2 260**	3 521
Net increase in cash and cash equivalents	**528**	303
Cash and cash equivalents at beginning of year	**889**	586
Acquisition of subsidiary	**(50)**	
Cash and cash equivalents at end of year	**1 367**	889

1 Split of net financing costs based on the assumption that Exxaro incurred the majority of external borrowings as SIOC was cash positive.

2 Split of taxation charge based on the assumption that STC incurred on dividend declarations was borne by Exxaro.

	At 31 December 2006 Unaudited Rm	At 31 December 2005 Unaudited Rm
GROUP BALANCE SHEETS		
Assets		
Non-current assets		
Property, plant and equipment	**8 367**	7 714
Biological assets	**26**	28
Intangible assets	**69**	61
Investments in associates and joint ventures	**384**	513
Deferred taxation	**521**	339
Financial assets	**693**	307
Current assets		
Cash and cash equivalents	**1 367**	889
Inventories, trade- and other receivables	**3 054**	2 441
Non-current assets classified as held for sale	**2**	11
Total assets	**14 483**	12 303
Equity and liabilities		
Capital and reserves		
Equity attributable to equity holders of the parent	**9 160**	4 178
Minority interest	**27**	9
Total equity	**9 187**	4 187
Non-current liabilities		
Interest-bearing borrowings	**1 214**	5 139
Non-current provisions	**931**	643
Deferred taxation	**1 116**	502
Current liabilities		
Interest-bearing borrowings	**613**	549
Trade and other payables and provisions	**1 422**	1 283
Total equity and liabilities	**14 483**	12 303
Net debt	**460**	4 799

Group review at a glance continued

	At 31 December 2006 Unaudited Rm	At 31 December 2005 Unaudited Rm
ANALYSIS PER SHARE		
Number of shares in issue (million)	**351**	306
Weighted average number of shares in issue (million)	**313**	304
Earnings per ordinary share		
– Attributable earnings (cents)	**307**	282
– Headline earnings (cents)	**285**	256
Dividend declared per ordinary share (cents)	**525**	470
Dividend cover (times)	**0,54**	0,55
Net asset value per ordinary share (cents)	**2 610**	1 365
Attributable cash flow per ordinary share (cents)	**(375)**	69

	12 months ended 31 December 2006	12 months ended 31 December 2005
RATIOS		
Profitability and asset management		
Return on net assets (%)	**28**	34
Return on ordinary shareholders' equity		
– Attributable earnings (%)	**14**	21
– Headline earnings (%)	**13**	19
Return on invested capital (%)	**18**	14
Return on capital employed (%)	**22**	16
Operating margin (%)	**14**	14
Solvency and liquidity		
Net financing cost cover (times) – EBIT	**4**	6
Net financing cost cover (times) – EBITDA	**6**	8
Current ratio (times)	**2**	2
Net debt to equity (%)	**5**	115
Net debt to earnings before interest, tax, depreciation and amortisation (times)	**0,3**	3,3
Number of years to repay interest-bearing debt	**4**	3

Revenue and total assets



7 248
12 303
8 814
14 483
2005
2006
Revenue
Total assets

Return on equity, invested capital and capital employment



21
16
14
22
18
14
2005
2006
Return on equity (%)
Return on invested capital (%)
Return on capital employed (%)

Net financing cost cover (times) – EBITA



8
6
2005
2006
Net financing cost cover (times) – EBITDA

Business objectives

	Exxaro		Kumba Resources		
	Target	Actual 2006	Actual 2005	Actual 2004	Actual 2003
Financial targets[1]					
Non-financial targets					
Safety					
– number of fatalities	**0**	**6**	4	2	4
– lost-time injury frequency rate (per 200 000 hours)	**0,30**	**0,42**	0,52	0,51[2]	0,42[2]
Safety, health and environmental certification (number)	**14**	**10**	10	8	2
Employment equity					
– management (2008) (%)	**40**	**35**	32	28	20
– women (2008) (%)	**10**	**11**	13	12	10
HIV/Aids voluntary counselling at all sites (2008) (%)	**95**	**41**	54	40	
Human resources development (% spend of payroll)	**6,0**	**5,1**	6,3	5,7	5,7
Procurement from HDSA companies (%)	**25**	**37**	24	16	
HDSA ownership (%)					
2008	**15**	**56**			
2014	**26**	**56**			

1 *Financial targets are to be re-set with reference to a peer group of companies based on Exxaro's commodity portfolio subsequent to the empowerment transaction and the further acquisition of Namakwa Sands and an interest in Black Mountain/Gamsberg.*

2 *Recalculated per 200 000 hours worked.*

Chief executive officer's review





Chief executive officer's review

"This is the first report to shareholders under our new brand as Exxaro – a new-era South African company in the truest sense because it represents this country through diversity, empowerment and development at every level, from supporting entrepreneurship in the communities around our operations to equality and fulfilment in the workplace to national socio-economic development initiatives."

– Dr Con Fauconnier, chief executive officer

The year 2006 signalled a turning point in the transformation of the South African mining industry with the culmination of the R50 billion flagship empowerment transaction that unbundled Kumba Resources' iron ore assets and listed them on the JSE Limited as Kumba Iron Ore, and merged Kumba's non-iron ore assets with those of Eyesizwe Coal and relisted these as Exxaro Resources.

This is the first report to shareholders under our new brand as Exxaro – a new-era South African company in the truest sense because it represents this country through diversity, empowerment and development at every level, from supporting entrepreneurship in the communities around our operations to equality and fulfilment in the workplace to national socio-economic development initiatives.

Exxaro, although based in South Africa, enjoys a global presence. We are expanding our world-class portfolio of assets, with experienced teams in every mining discipline. We have exceeded all key South African legislative requirements for transformation. Best-practice corporate governance structures are in place and we will continue to set the standard in developing and training people – within and beyond the company – to address the critical skills shortage in South Africa.

Many of our current shareholders were also shareholders when we began a similar journey in 2001 with a fledgling Kumba Resources – the intervening years vindicated your trust through strong growth, expansion and international recognition for our corporate governance in rapidly changing markets. We are confident that your trust in supporting the empowerment transaction that created Exxaro will be similarly rewarded.

Two years of consultation, negotiation and preparation among many parties ended in November 2006 when first Kumba Iron Ore and then Exxaro Resources listed on the JSE Limited –

as independent mining groups clearly focused on their core sectors. For Kumba Iron Ore – as the name suggests – it was the opportunity to become one of the first pure iron ore investments in the world and we wish our former colleagues every success.

Business environment

The economic landscape during 2006 was characterised by continued strength in global commodity demand, particularly from China, supporting higher metal and mineral prices and by a weakening domestic producer currency that favoured exporters. The average spot exchange rate for the review period was R6,76 compared with R6,36 for 2005, in contrast to global trends where most currencies strengthened against the US dollar.

The South African Reserve Bank incrementally raised interest rates during 2006, with the prime rate ending the year two percent higher at 12,50%, and maintained inflation in its target range. Unprecedented growth in consumer spending is expected to slow down in the early months of 2007 as consumers react to higher interest rates.

Powering possibility

Following the listing on 27 November 2006, Exxaro is positioned as the largest South African-based diversified resources company, with an excellent portfolio in the coal, mineral sands, base metals and industrial minerals commodities, and with a 20% interest in iron ore through Sishen Iron Ore Company, a subsidiary of Kumba Iron Ore.

The Kumba empowerment transaction received the BusinessMap Business Report 2006 BEE Deal of the Year award in acknowledgement of its widespread and meaningful empowerment.

Exxaro has built up critical mass and leading market positions in the core operations of coal, mineral sands and base metals by:

- Merging Kumba Coal and Eyesizwe Coal to position Exxaro as the fourth-largest coal producer in South Africa and the largest supplier to Eskom. The process of integrating the Eyesizwe and Kumba operations and people under the Exxaro banner has been smooth and expected synergies and combined strengths are already emerging. Importantly, the combined management teams have merged seamlessly, and market response has been positive as reflected in a share price that has risen 32% from its revised closing listing price per share of R57,58 to a peak of R76,00 on 1 February 2007 before retracting to its current level of R55,00 per share in line with lower global equity markets. Full details of our empowerment partners appears on www.exxaro.com.
- Acquiring 100% of Namakwa Sands, subject to certain suspensive conditions, to become a market leader in mineral sands.

- Strengthening our position in the zinc market, again subject to certain suspensive conditions, by acquiring a 26% stake in Black Mountain lead/zinc mine and the Gamsberg zinc project. The acquisitions were made by way of options granted to Exxaro as part of its empowerment transaction.

The issues facing Exxaro at present – in common with the broader South African mining sector – are largely legislative uncertainties. We are greatly encouraged by the improved spirit of co-operation between government, particularly the Department of Minerals and Energy, and industry. We trust this will facilitate the process of converting mining and prospecting rights to new order rights, as required by the Mineral and Petroleum Resources Development Act of 2004, to bring more certainty to the industry and unlock the capital investments required to maintain South Africa's role as a prominent participant in the international resources sector.

Applications for conversion of the group's mineral rights into new order mining rights have been submitted to the appropriate regional offices of the Department of Minerals and Energy for consideration. Exxaro will co-operate fully with the department as it strengthens its resources to manage volumes ahead of the 2009 deadline for conversion.

In October 2006, South Africa's treasury department released a revised royalty bill and invited industry comment. The revised bill contains a number of improvements, reflecting the constructive interaction between business and government, and Exxaro has submitted a comprehensive response on issues that may impede the development of a suite of policies and legislation working together to encourage investment in the domestic mining industry which we believe will be in the best socio-economic interests of the country.

Acquisition of Namakwa Sands and interest in Black Mountain and Gamsberg

In January 2007, Exxaro announced its intention to acquire from an Anglo American plc subsidiary 100% of the assets and business of Namakwa Sands and a 26% interest in Black Mountain Mining (Pty) Limited, which owns the Black Mountain lead/zinc mine as well as the Gamsberg zinc project.

This will position Exxaro strategically as one of the world's largest suppliers of titanium dioxide feedstock and zircon, and strengthen its role in the South African zinc market. Exxaro already enjoys a prominent position in the mineral sands industry, with operations in KwaZulu-Natal and 50% of the Tiwest integrated minerals sands and pigment producer in Western Australia. Exxaro also owns the only zinc metal refinery in South Africa and a controlling interest in the Rosh Pinah zinc mine in Namibia.

Chief executive officer's review continued

The purchase considerations of R2 015 million and R180 million respectively, before certain adjustments, for Namakwa Sands and Black Mountain were approved by Exxaro shareholders on 6 March 2007 and are now subject to certain suspensive conditions, most notably the conversion of mining and prospecting rights to new order rights. It is expected that all suspensive conditions will be satisfied in the second half of 2007.

Strategy

As a fully empowered and diversified South African mining company, listed on the JSE Limited, Exxaro's strategy is to capitalise on growth opportunities both domestically and internationally.

- In the short term, we will consolidate and integrate existing assets, operations and projects under Exxaro, including Namakwa Sands, for maximum benefit and exploit potential synergies from our empowerment transaction.
- Our longer-term strategy will focus on leveraging off the advantage Exxaro enjoys in the Waterberg coal field, with the only existing operating mine and high-quality reserves, and satisfying growing domestic demand for power station coal, reductants and metallurgical coals. The mineral sands business is unique in being the only globally integrated producer from mine to pigment. The ability to produce a full range of mineral sands products, global operations and a high level of intellectual knowledge lends itself to developing strategic opportunities.

  The importance Exxaro places on technology and the success achieved to date in developing the AlloyStream™ technology, indicates potential for a strategic focus on ferroalloys.
- Growth opportunities from our existing pipeline of projects will be pursued prudently and within sustainable debt levels.
- Good governance, underpinned by a multi-stakeholder approach, is an important feature of Exxaro.

Financial review

Introduction

The group's audited financial results and unaudited physical information for the financial year ended 31 December 2006 are not comparable to the corresponding results and physical information for the previous financial year due to the successful conclusion of the empowerment transaction.

The audited financial results for the 12-month period ended 31 December 2006 include Sishen Iron Ore Company (Pty) Limited (SIOC) consolidated for 10 months to 31 October 2006 and equity accounted for the remaining two months to 31 December 2006 at an effective 20% holding. Eyesizwe Coal (Pty) Limited (Eyesizwe Coal) has been consolidated only for the two months ended 31 December 2006.

Moreover, due to the unbundling of the iron ore business as part of the empowerment transaction, the income statement differentiates in its disclosure between continuing operations (non-iron ore assets of Kumba Resources plus the merged Eyesizwe Coal assets), and discontinued operations being the iron ore assets of Kumba Resources.

The segmental results and adjusted earnings numbers comprehensively disclose the non-recurring accounting entries necessitated by the implementation of the empowerment transaction. These non-recurring accounting entries were also disclosed in the circular to shareholders dated 9 October 2006.

Unaudited comparative supplementary information of the financial results of Exxaro had the empowerment transaction been implemented with effect from 1 January 2005, but excluding the acquisition of Namakwa Sands and a 26% interest in the Black Mountain lead-zinc mine and Gamsberg zinc project has been provided on pages 53 to 55, for information purposes only. The comparative illustrative financial results are, therefore, compiled on the assumption that Eyesizwe Coal had been acquired and fully consolidated from 1 January 2005, Exxaro had equity accounted its 20% interest in SIOC from the same date, and all non-recurring accounting entries associated with the empowerment transaction are excluded. The option and settlement proceeds for the interest in the Hope Downs project received in 2005, and the impairment of the carrying value of the mineral sands' assets in 2006, have also been excluded.

Overview of group operating results

The financial results under review benefited from a substantial recovery in the zinc metal price and higher iron ore, coal and zircon prices, partially offset by above inflation increases in labour, petroleum and energy-related consumables.

Revenue increased by 16% to R13,7 billion while adjusted net operating profit, excluding the impact of the impairment of the carrying value of the local mineral sands' assets and the accounting entries relating to the empowerment transaction in 2006 as well as the Hope Downs settlement in 2005, increased by R598 million to R4 339 million.

Chief executive officer's review continued

TABLE 1

Rm	12 months ended 31 December 2006	12 months ended 31 December 2005
Revenue	**13 746**	11 881
Continuing operations[1]	**7 263**	5 308
Discontinued operations[1]	**6 483**	6 573
Net operating profit (Ebit)	**20 697**	4 920
Continuing operations[1]	**17 599**	989
Discontinued operations[1]	**3 098**	3 931
Adjusted for:		
– Fair value adjustment on unbundling[2]	**(17 963)**	
– Impairment[3]	**784**	
– Share based payment: BEE credential expense[4]	**580**	
– Hope Downs settlement[5]		(1 179)
– Empowerment and unbundling costs[6]	**241**	
Adjusted net operating profit	**4 339**	3 741
Depreciation and amortisation	**831**	826
Adjusted earnings before interest, tax, depreciation and amortisation (Ebitda)	**5 152**	4 567
Adjusted operating margin (%)	**32**	31
– Continuing operations	**17**	18
– Discontinued operations	**48**	42
Adjusted Ebitda margin (%)	**37**	38
– Continuing operations	**25**	28
– Discontinued operations	**51**	47

1 *Continuing operations include the Eyesizwe Coal assets consolidated for two months from 1 November to 31 December 2006 plus the non-iron ore assets of Kumba Resources Limited. Discontinued operations consist of the iron ore assets of Kumba Resources Limited for 10 months to 31 October 2006.*

2 *The fair value of the investment in Kumba Iron Ore Limited that was unbundled to shareholders as a dividend in specie.*

3 *Pre-tax impairment of the carrying value of the local mineral sands assets.*

4 *The discount at which shares were issued as part of the empowerment transaction.*

5 *A$236,5 million option and settlement payment realised on the disposal of Kumba Resources' interest in the Hope Downs project.*

6 *Includes the cost of the empowerment transaction as disclosed in the Circular to shareholders dated 9 October 2006, branding, information management infrastructure and integration expenditure, and share-based expenses on the collapse of the previous management incentive schemes.*

Segmental results

Segmental results are shown in Tables 2 and 3.

Table 2

Rm	12 months ended 31 December 2006	12 months ended 31 December 2005
Revenue		
Iron ore[1]	**6 483**	6 573
Coal	**2 882**	2 187
– Kumba Coal (up to 31 October 2006)	**2 074**	2 187
– Exxaro Coal[2]	**808**	
Mineral sands	**1 859**	1 927
– Exxaro KZN Sands	**817**	839
– Exxaro Australia Sands	**1 042**	1 088
Base metals	**2 379**	1 070
Industrial minerals	**122**	107
Other	**21**	17
Total	**13 746**	11 881
R/US$ exchange rate realised	**6,76**	6,36

1 100% of SIOC consolidated for 10 months to 31 October 2006 and for 12 months to 31 December 2005.
2 Exxaro Coal represents the former Kumba Coal and Eyesizwe Coal from 1 November 2006.

Chief executive officer's review continued

Table 3

	12 months ended 31 December 2006 Rm	%	12 months ended 31 December 2005 Rm	%
Net operating profit (Rm)/margin (%)				
Iron ore[1]	**3 098**	**48**	2 767	42
Coal	**599**	**21**	554	25
– Kumba Coal (up to 31 October 2006)	**535**	**26**	554	25
– Exxaro Coal[2]	**64**	**8**		
Mineral sands[3]	**(698)**	**5**	259	13
– Exxaro KZN Sands[3]	**(842)**	**(7)**	(47)	(6)
– Exxaro Australia Sands	**144**	**14**	306	28
Base metals	**609**	**26**	69	6
Industrial minerals	**26**	**21**	26	24
Other	**17 063**		1 245	
– Fair value adjustment on unbundling	**17 963**			
– Share based payment: BEE credential expense	**(580)**			
– Hope Downs			1 179	
– Empowerment and unbundling costs	**(241)**			
– Other	**(79)**		66	
Total[4]	**20 697**	**32**	4 920	31

1 100% of SIOC consolidated for 10 months to 31 October 2006 and for 12 months to 31 December 2005.
2 Exxaro Coal represents the former Kumba Coal and Eyesizwe Coal from 1 November 2006.
3 Operating margin in 2006 excludes the impact of the impairment.
4 Operating margins exclude the impact of all non-recurring entries associated with the empowerment transaction, the Hope Downs settlement amount received, and the impairment.

Income from equity accounted investments
Our share of the attributable profits from equity accounted investments, after tax, increased as a consequence of the equity accounting of SIOC from 1 November 2006 and the higher contribution from the investment in the Chifeng refinery in line with production and sales growth and the stronger zinc metal price.

Table 4

Rm	12 months ended 31 December 2006	12 months ended 31 December 2005
SIOC	119	
Chifeng zinc refinery	40	12
AST Group Limited		(5)
Total	**159**	7

Earnings

Attributable earnings, inclusive of Exxaro's 20% interest of the post-tax profits of SIOC for November and December 2006 but excluding the mineral sands' asset impairment and non-recurring accounting entries, are R2 831 million or 904 cents per share (Table 5).

Headline earnings which exclude the unbundled interest of Kumba Iron Ore at fair value but include the empowerment transaction related expenses of R821 million which are not allowed to be excluded, are R1 698 million or 542 cents per share. Headline earnings per share, adjusted for comparison with 2005 by also excluding these expenses, are 805 cents per share.

Table 5

Rm	12 months ended 31 December 2006	12 months ended 31 December 2005
Adjusted net operating profit per Table 1	4 339	3 741
Net financing costs	(336)	(282)
Equity accounted income	159	7
Taxation	(1 331)	(981)
– As reported	(1 324)	(1 407)
– On Hope Downs proceeds		426
– On impairment	(227)	
– On share repurchase[1]	220	
Adjusted attributable earnings	2 831	2 485

1 *Secondary tax on companies (STC) on the repurchase of 38 331 012 shares as part of the empowerment transaction.*

Chief executive officer's review continued

Table 6

Rm	12 months ended 31 December 2006	12 months ended 31 December 2005
Net profit attributable to ordinary shareholders	**19 169**	3 177
Impairment charges	**784**	28
Share of associates net profit on disposal of property, plant and equipment	**(1)**	
Excess of minority interest over cost of acquisition	**(36)**	(95)
Net deficit on disposal of property, plant and equipment	**3**	2
Fair value adjustment prior to unbundling	**(17 963)**	
Net profit on disposal of investments	**(39)**	(1 179)
Minority interest on adjustments		(1)
Taxation effect of adjustments	**(219)**	428
Headline earnings as reported	**1 698**	2 360
Empowerment transaction related expenses		
– BEE credential expense	**580**	
– Empowerment and unbundling costs	**241**	
Adjusted headline earnings	**2 519**	2 360
Headline earnings per share	**542**	776
Adjusted headline earnings per share	**805**	776

Taxation

The statutory tax rate of 29% increased to 31% due to STC of R424 million on dividends paid during the year and on the repurchase of 38 331 012 shares as part of the empowerment transaction. The subsequent reduction to an effective rate of 6% is as a result of the non-recurring accounting entries relating to the pre-unbundling fair value adjustment of Kumba Iron Ore, which is not taxable, and the BEE credential expense and empowerment and unbundling costs which are not tax deductible.

Dividends

The Exxaro board will consider the declaration in each financial year of an interim and final dividend with the intention to progress to the distribution of 50% of attributable earnings after making provision for future commitments, working capital requirements and available cash. The following dividends were approved by the board during the financial year under review:

Period ended	Cents per share	Rm	Rm including STC	Declared	Paid
31 December 2005	160	490	551	February 2006	March 2006
30 June 2006	180	557	627	August 2006	September 2006
31 October 2006[1]	185	580	653	November 2006	November 2006
Share repurchase[2]		1 763	1 983	November 2006	November 2006

1 Unbundling dividend.
2 Repurchase of shares in terms of the empowerment transaction.

Cash flow

Cash retained from operations of R4 761 million was mainly utilised to fund taxation of R1 927 million, dividends of R3 396 million, capital expenditure of R2 010 million of which R1 321 million was invested in new capacity, and the acquisition of Eyesizwe Coal at a net cash outflow of R1 545 million.

Cash outflows in respect of dividends and taxation were increased by the repurchase of shares as part of the empowerment transaction together with STC on the repurchase, collectively amounting to R1 983 million.

After also accounting for the inflow of R2 199 million from the issue of 65 334 843 shares to Exxaro's black-controlled holding company, net debt of R1 638 million at 31 December 2005 reduced to R921 million at a net debt to equity ratio of 11,3%. Net debt will increase by the anticipated cash outflow in 2007 of R2 353 million subject to price adjustments, as a result of the exercise of the options to acquire Namakwa Sands and a 26% interest in Black Mountain/Gamsberg for which term facilities are in place.

Table 7

Rm	12 months ended 31 December 2006	12 months ended 31 December 2005
Net cash retained from operations	**4 761**	3 864
Net financing cost, taxation and dividends	**(5 601)**	(2 457)
Cash used in investing activities		
• New capacity	**(1 321)**	(655)
• Other capital expenditure	**(689)**	(389)
• Acquisition of/increase in investment in subsidiaries[1]	**(1 545)**	(1 174)
Increase in net debt on acquisition of a subsidiary	**(120)**	
Asset and investment disposals[2]	**196**	1 202
Share issue[3]	**2 199**	128
Prior year adjustment, increase in net debt due to application of IFRIC 4[4]		(247)
Net debt of unbundled subsidiaries	**2 762**	
Other movements	**75**	(40)
Decrease in net debt	**717**	232

1 *Acquisition of minority interest in Ticor Limited (now Exxaro Australia Sands) in 2005, and acquisition of Eyesizwe Coal in 2006.*
2 *Includes the R1 179 million proceeds from the Hope Downs Project in 2005.*
3 *Issue of shares to Exxaro's black-controlled holding company as part of the empowerment transaction.*
4 *Finance lease liabilities raised for arrangements that contain a lease.*

Financial structure

Pursuant to the implementation of the empowerment transaction, Kumba repaid its existing long and short-term borrowings of approximately R2 billion with the exception of Exxaro Australia Sands term facilities of US$75 million, which were retained. In addition to normal working capital facilities, Exxaro raised seven year term facilities amounting to R2,6 billion of which R2 195 million will be available for the Namakwa Sands and Black Mountain acquisitions.

The group's net debt was R921 million as at 31 December 2006 at a net debt to equity ratio of 11%. Net debt will increase to approximately R3 300 million after the acquisition of Namakwa Sands and Black Mountain, increasing the net debt to equity ratio to approximately 42%. This, together with the opportunity to raise dedicated finance facilities on the back of longer term offtake agreements, allows for flexibility to fund Exxaro's strong project pipeline.

Capital expenditure

Table 8 contains a comparison of capital expenditure for the 12-month period ended 31 December 2006 and 2005 together with an estimate for the 2007 financial year.

Table 8

Capital expenditure[1] **Rm**	Financial year estimate 2007	**12 months ended 31 December 2006**	12 months ended 31 December 2005
Sustaining and environmental	645	**689**	389
Expansion			
• Iron ore		**1 038**	274
• Coal[2]	1 393	**235**	311
• Mineral sands	354	**29**	66
• Base metals	36	**8**	2
• Industrial minerals	15	**1**	
• Other	10	**10**	2
Total	2 453	**2 010**	1 044

1 Excludes the acquisition of Namakwa Sands and a 26% interest in Black Mountain/Gamsberg.
2 Includes R821 million in 2007 for the development of the Mafube expansion project in which Exxaro is a 50:50 joint venture partner with Anglo Coal.

Changes to international financial reporting standards (IFRS)

The financial statements have been prepared using the same accounting policies as those used for the year ended 31 December 2005 except for the adoption of IFRIC 4, Determining whether an arrangement contains a lease. The effect of this is disclosed in note 2 to the audited financial statements.

Due to the successful conclusion of the empowerment transaction, compliance was also ensured with all standards and circulars governing the accounting treatment and disclosures of BEE transactions, most notably IFRS 2, Share-based payments, having an impact of R580 million on profit and loss for the current period.

Post-retirement benefit liability

Accredited medical aid funds have been structured to exclude any employer liability for post-retirement medical benefits in respect of either existing or past employees.

Exxaro is a participating employer in a number of defined contribution funds and two closed defined benefit funds. These defined benefit funds were adequately funded as per the latest actuarial valuations on 31 December 2005.

Chief executive officer's review continued

Review of operational performance and projects

Exxaro's operations in coal, mineral sands, base metals and industrial minerals continue to perform well. As noted, the integration of Eyesizwe's coal operations and teams is well under way, enhancing critical mass and management depth in Exxaro.

In the coal portfolio:

Coal production was substantially higher due to increased output at the former Kumba Coal mines and the acquisition of the former Eyesizwe Coal mines.

Production of coking coal increased by 222kt on the comparative 2005 period. Higher output from the commissioning of the new coal beneficiation module (GG6) at the Grootegeluk mine during August 2006 was partially offset by lower production at Tshikondeni mine caused by unfavourable geological conditions.

Increased throughput at both the Grootegeluk and Leeuwpan mines and an additional 277kt from the former Eyesizwe Coal mines during November and December 2006, increased thermal coal production by 12% or 372kt.
The continued higher demand from Eskom, the ramp-up of the jig plant at Leeuwpan mine and the acquisition of Eyesizwe Coal, contributed to power station coal production increasing by 24% to 18 061kt for the year under review.

The higher demand from Eskom and metallurgical coal at stronger than anticipated prices, combined with more favourable export agreements and the contribution from the former Eyesizwe mines, resulted in an increase of 32% in revenue to almost R2,9 billion.

Net operating profit, in turn, increased by R45 million to R599 million as the higher turnover was offset by increases in labour and petroleum costs. The cost-based arrangement of the former Eyesizwe mines with Eskom also impacted on the operating margin of the overall commodity business.

Growth opportunities in the coal portfolio:

Commissioning of the R323 million new GG6 plant at Grootegeluk mine started in August 2006 with full production expected by mid-2007. The plant is treating and beneficiating coal previously sent untreated to the adjacent Matimba power station and will at full production supply 730ktpa of semi-soft coking coal to the refurbished coking plants of Mittal Steel at its Newcastle facility.

Construction, at an estimated cost of R245 million, of the 1Mtpa export-focused Inyanda mine near Witbank to produce high quality thermal coal has now commenced after new order mining rights were awarded in November 2006 and the approval of the Richards Bay Coal Terminal (RBCT) expansion earlier in the year. Letters of intent for offtake for the period April 2008 to June 2009, prior to the commissioning of RBCT Phase V, have also been received.

The RBCT Phase V expansion, in which Exxaro is a 12,5% shareholder, will provide Exxaro Coal with a 2Mtpa export allocation in addition to the 1,1Mtpa available from Eyesizwe Coal's RBCT shareholding. This allocation will be utilised by production from the new Inyanda mine as well as from expanded output at Exxaro's Mpumalanga operations and its Grootegeluk mine.

Construction of a Sintel Char facility to produce char for the ferroalloy industry from the Grootegeluk mine commenced in August 2006. Production from this plant will start at 80ktpa and is expected to ramp-up to 160ktpa by 2008. The capital estimate for the project is R234 million.

A feasibility study to investigate the viability of a market coke plant is expected to be completed in the first half of 2007. If viable, the plant will produce high-quality market coke from semi-soft coking coal produced at Grootegeluk mine.

A technical feasibility study to potentially supply 7,3Mtpa of power station coal to Eskom for a new 2 100MW power station consisting of three generating units, adjacent to the Matimba power station, was completed in June 2006. Commercial agreements are being negotiated and if approved by Exxaro and Eskom, construction could commence in 2008 with production from 2010. A feasibility study for coal supply to an additional three generating units is in progress and will be completed by April 2007.

Exxaro and Anglo Coal Australia concluded a joint venture agreement to undertake exploration and evaluate the coking coal resource on the adjacent properties of Moranbah South and Grosvenor South in Queensland, Australia. Exploration is progressing according to plan and a pre-feasibility study for an initial phase underground mine is expected to be completed by year-end.

The results of the recent drilling programme at Mmamabula Central in Botswana, which is a joint venture between Exxaro Coal and Magaleng, have indicated positive results. Further geological drilling and modelling will continue during 2007 with a feasibility study commencing in 2008.

Construction of the Mafube expansion project in which Exxaro is a 50:50 joint venture partner with Anglo Coal is progressing well, with first product from this 3Mtpa export mine expected in October 2007.

A feasibility study for the development of the Belfast underground and open-pit mine to supply between 2,5Mtpa and 4,5Mtpa of coal to both Eskom and the export market has commenced and will be completed during 2007.

Converted mining rights for the Eerstelingsfontein reserves near Belfast have been obtained and an implementation plan to commence mining in this area has been developed to supply Eskom with 1Mtpa of power station coal.

In the minerals sands portfolio:
Exxaro KZN Sands
The Furnace 1 shut to effect modifications and improvements was successfully completed in the second half of 2006. This, however, negatively impacted on slag and low manganese pig iron production and sales. Successful improvement initiatives resulted in marginally higher production of zircon, rutile and slag.

Despite the weaker currency, higher rutile sales and stronger zircon prices, revenue and net operating profit, excluding the impairment, were R22 million and R11 million lower respectively than for the corresponding period in 2005. This was due to the Furnace 1 shut resulting in lower slag and pig iron sales.

As reported in the announcement of the 2006 interim results of the group, the combined impact of a stronger currency outlook over the life of the assets and projected surplus of high-grade titanium feedstock on world markets, led to a pre-tax reduction of R784 million in the carrying value of the assets.

Exxaro Australia Sands
Business improvement initiatives led to increased mineral production.

The unplanned shut of the synthetic rutile (SR) kiln at the Chandala plant in July 2006 to enable inspection and repairs to refractories resulted in 13kt lower SR production and a net operating opportunity loss of R28 million. The shut was, however, also utilised to carry out maintenance that was planned for 2007 with the result that sales impacted by the 2006 shut will effectively realise in 2007.

Although revenue was marginally lower, net operating profit decreased by R162 million to R144 million due to the SR kiln shut, maturity in 2005 of the favourable hedging programme and substantial increases in the cost of energy-related consumables and labour.

Growth opportunities in the mineral sands portfolio:
The Exxaro board has approved the construction of the Fairbreeze mine, south of Exxaro KZN Sands' existing Hillendale mine in KwaZulu-Natal, subject to obtaining a new order mining right for the Fairbreeze C Extension area and the applicable environmental authorisations. Production is planned to commence in 2008.

Exploration work has confirmed the presence of a large low-grade deposit on the Port Durnford property located to the immediate south-west of Exxaro KZN Sands' Hillendale mine. The deposit has the potential to supply Exxaro's current furnaces for more than 25 years.

The Port Durnford project is a 51%: 49% joint venture between Exxaro Sands and Imbiza Resources.

Exxaro Australia Sands acquired the Dongara project in March 2003 as part of its takeover of Magnetic Minerals. Located in Western Australia, the 20Mt reserve containing 10% heavy minerals will provide supplementary feedstock for Tiwest's mineral separation plant and synthetic rutile facility. Tronox acquired 50% of Dongara in 2006 and it became part of the Tiwest joint venture with Exxaro Australia Sands. A bankable feasibility study is being conducted and if viable, production is expected to start at the end of 2009.

The group together with its joint venture partner, Tronox, has announced plans to increase annual production capacity, subject to a feasibility study and board approval, at the Tiwest Joint Venture (Tiwest) titanium dioxide pigment plant in Kwinana, Western Australia.

The Kwinana plant, with a current capacity of 110ktpa, produces chloride process titanium dioxide (TiO^2) pigment. The brownfield expansion will increase capacity by 40ktpa to 50ktpa. It is estimated that the expansion will cost between US$35 million and US$45 million. The additional capacity is expected to come on line in 2009.

Drilling on the Ranobé and Monombo-Marombe exploration areas comprising the Toliara Sands project in south-western Madagascar is indicating resources capable of supplying long-term ilmenite feedstock to the Exxaro KZN Sands furnace complex. It is envisaged that the feasibility study will be completed in 2007 after which a development decision will be made.

In the base metals and industrial minerals portfolio:

Zinc concentrate production from the Rosh Pinah mine was significantly lower as a result of accelerated exploration development, heavy rainfall in southern Namibia in the first six months which negatively affected transport from Rosh Pinah mine, and industrial action by employees in November 2006. Zinc metal production at the Zincor refinery was 12kt lower due to lower quality zinc concentrates which caused plant instability, the planned rebuild of a roaster and acid plant stoppages. An additional roaster shut and rebuild, which forms part of Zincor's scheduled maintenance programme, is planned for the third quarter of 2007.

Revenue, however, increased by 122% to R2 379 million and net operating profit by R540 million to R609 million at an operating margin of 26%. This was primarily due to an increase of 137% in the average realised zinc price of US$3 277 per tonne for the period compared with the previous period in 2005.

In line with production and sales growth and the stronger zinc metal price, Exxaro's equity accounted income from its investment in the Chifeng refinery in China increased from R12 million to R40 million.

Negotiations with Namibian groupings to acquire a 49,9% interest in Rosh Pinah mine are proceeding. Exxaro will retain management and operational control.

Industrial minerals
Physical volumes and the financial contribution from both the dolomite and ferrosilicon components of this business segment were in line with the previous financial year.

Growth opportunities in the base metals and industrial minerals portfolio:
The expansion project for the Chifeng smelter to increase capacity from 50ktpa to 110ktpa is on track to be commissioned around mid 2007. Exxaro is participating in the expansion by converting 22% of its 60% shareholding in the Phase 2 company to 25% in the new Phase 3 company which will result in an effective 22% interest in the expanded operation.

Exxaro entered into a 50:50 joint venture agreement with Zincongo, a Congolese subsidiary of First Quantum Limited, to develop the Kipushi project during 2002. Following an invitation in August 2006 by Gecamines of the Democratic Republic of the Congo (DRC) for international tenders in connection with the Kipushi zinc mine near Lubumbashi in the DRC, Zincongo initiated emergency proceedings against Gecamines before the Belgium courts on the grounds that the tender invitation is in breach of the existing exclusivity contractual arrangements between Gecamines and Zincongo. The Belgium courts are expected to announce a ruling during the first quarter of 2007.

In December 2006, Exxaro also informed Gecamines that it will lodge a request for ICC arbitration, asking for enforcement of the agreements concluded between the companies regarding the rights to develop the Kamoto copper/cobalt project at Kolwezi in the DRC.

ALLOYSTREAM™
The commercialisation of AlloyStream™ technology, which allows for improved beneficiation of manganese ore into ferromanganese, is advancing. A joint venture agreement, signed between Samancor Manganese and Exxaro in March 2006, provides for co-operation which could result in a facility producing 200ktpa of high carbon ferromanganese utilising the technology, if proved viable by feasibility studies. A development decision on the first commercial furnace of this project is expected towards the end of 2007, with production start-up anticipated to commence by the end of 2009.

A study to apply the technology to the production of ferronickel will be initiated in 2007.

Iron ore
In the 10-month period to 31 October 2006, production was negatively impacted by inclement weather in the

first quarter while exports were adversely affected by the breakdown of one of the two ship loaders at Saldanha Bay in September 2006.

The commodity business benefited from the average international iron ore price increase of 19% with effect from 1 April 2006.

Sustainable development

Sustainability underpins the way Exxaro does business. It is reflected in a formal charter that defines our goals and commitment to stakeholders, in the structures that ensure sustainable development policies are cascaded throughout the group, in the integration of sustainability as a measurable performance indicator in the economic, social and environmental aspects of our business.

Exxaro understands the importance of long-term business sustainability and guarding against a short-term focus to survive in the modern global business world. As a mining group, the challenge we face is to demonstrate that the way we approach our business contributes to sustainable development: that social, environmental and economic impacts of mining – both positive and negative – are accounted for and managed in a transparent and accountable way.
A formal policy sets out the Exxaro standards and guidelines for sustainability, focused on the following areas:

- Financial
- Governance, ownership and control
- Resource utilisation
- Workplace
- Environmental
- Community and external stakeholders
- Suppliers
- Customers.

In formulating a group-wide approach to sustainability, Exxaro is guided by the considerations of South African legislation, as well as recommendations on corporate governance and international benchmarks such as the Global Reporting Initiative (GRI) and the Global Compact. As we integrate the Eyesizwe operations and the Namakwa Sands into Exxaro, the focus will be on standardising data collection and analysis for meaningful stakeholder reporting that complies with the guidelines of King II, GRI and the Global Compact. Full details of our progress, targets and challenges will be published in the 2007 annual report. In the interim, each operation will produce a report that highlights its sustainable development footprint and sets out management's commitment to respond to impacts identified.

A model for delivery

Exxaro's approach to sustainability begins at the top – in our country and in our group. Given our belief that sustainability is the foundation of our future, we use a tiered approach to ensure that our sustainable development initiatives complement government's identified priorities. A sustainability steering committee comprising senior management, reporting directly to the executive committee and board, provides overall strategic direction while a task team monitors initiatives and action teams are in place at each business unit. Management information feeds back to senior level to create a virtual circle of development that is both sustainable and meaningful because it responds to identified needs.

We continually engage with all stakeholders for their feedback on our formal stakeholder charter, which helps us determine targets for specific initiatives. Our approach synthesises all these elements into a clear understanding of what we want to achieve and how we will do so through a framework that is both practical for Exxaro and meets the unique needs of our stakeholders.

Socio-economic assessments have been conducted at all Exxaro's business units and detailed reports are available to interested parties on www.exxaro.com.

We separate our key elements on the basis of urgency and relevance to Exxaro, including the impact on our business and the inherent risk. Some are already well developed and performance needs to be maintained. In others, significant progress is being made to bring performance to appropriate levels.

Safety

Regrettably, and despite excellent safety achievements at several mines, we lost six colleagues during 2006 and we extend our deepest condolences to their families and friends. Five of these fatalities occurred in two incidents when three colleagues lost their lives in a vehicle accident at Glen Douglas, two colleagues died in a roof fall at Tshikondeni and one died at the group's training facility in Lephalale. A further fatality occurred at Grootegeluk mine at the end of January 2007 and another at Rosh Pinah mine in March 2007. Thorough investigations were conducted in all cases and the lessons learned from each incident incorporated into our ongoing safety programme focused on an injury-free workplace. The safety of our people is a cornerstone of our business, and by making this target a collective responsibility, we hope to reach and sustain it sooner. The lost-time injury frequency rate per 200 000 man-hours worked (LTIFR) improved from 0,52 for 2005 to 0,42 for the current year. A target of 0,30 has been set for 2007, constituting a 30% improvement on actual performance for 2006.

With the inclusion of the business units of the former Eyesizwe Coal, 71% of the business units within the group have obtained international health and safety certification (OHSAS 18001). The group has set a target of 100% compliance by December 2007.

Occupational health and hygiene

In 2006 we saw the continuing decline in the number of compensated occupational diseases. The two biggest contributions to occupational diseases in Exxaro are noise induced hearing loss (NIHL) and occupational tuberculosis.

Seven of our business units reported no new cases of occupational disease.

Reducing employee exposure to occupational health hazards continues to be our focus in order to achieve zero occupational diseases. Initiatives to reduce noise induced incidents in 2007 include creating awareness and improving the hearing conservation programme. Exxaro is committed to achieving the mining sector targets of zero NIHL and silicosis by 2013.

Programmes for HIV/Aids counselling and voluntary testing have been introduced at most of the South African operations of the group. This includes awareness, training of peer educators, voluntary counselling and testing, and a disease management programme which has more than 80% retention. The extension of antiretroviral programmes to all the group's businesses is progressing well, with most employees who tested HIV-positive during the year now enrolled on the disease management programme.

Environment

The group has an integrated, enterprise-wide risk management programme in place which evaluates environmental risk management and enhances the company's environmental performance.

Many operations in our group already have international ISO14001 certification, which ensures high standards and effective policies on safety, health and environment (SHE) management.

Ensuring certification for Exxaro's remaining operations will be a priority for 2007. Emphasis will also be placed on continuously minimising and mitigating the environmental footprint of our operations. Exxaro is committed to a transparent stakeholder engagement process throughout the various stages of mining. As we integrate the new operations, we will use this opportunity to align our stakeholder reporting framework to the Global Reporting Initiative guidelines for reporting against sustainable development principles.

Our people

Exxaro's current staff complement is 8 277, which will rise to over 9 520 with the acquisition of Namakwa Sands. Building on the leading practices entrenched by our predecessors, our focus will remain on exceeding compliance targets in South Africa by training and development to maximise individual potential – and reduce the shortage of skills in our industry – equality and safety in the workplace, meeting our employment equity targets and improving standards of living in our stakeholder communities.

Exxaro's employment equity reports at 28 February 2007 show that we have achieved the following levels of representation by designated groups (as per mining charter definition, historically disadvantaged South Africans (HDSAs) include blacks, coloureds, Indians, white females):

- HDSA overall 77%
- HDSA in management categories 35%

Chief executive officer's review continued

• HDSA senior management	22%
• HDSA middle management	42%
• HDSA first-line management	28%
• HDSA board	60%
• Women overall	11%

An integral part of our empowerment transaction was broadening our shareholder base to include employees. Through the MPower share incentive plan, Exxaro employees will own over 3% of the group – transferring meaningful value, aligning the interests of employees with the group and giving us a crucial tool to attract and retain critical skills. In November 2006, 7 186 employees became shareholders in a transaction valued at over R583 million.

Acknowledgements

In August 2007, I will retire after a career spanning 41 years in the South African mining industry and hopefully having made some contribution to the transformation of the mining industry. In the past decade, I was privileged to be involved in the unbundling from Iscor and formation of Kumba Resources and the subsequent separation of that company into Exxaro and Kumba Iron Ore. Simultaneously, in my capacity as chief executive and as president of the Chamber of Mines, I was party to wide-ranging interaction between industry and government in developing equitable legislation to support the fundamental transformation and globalisation of a centuries-old South African mining sector. They have indeed been exciting times and I was fortunate and honoured to play a role.

On my retirement, Sipho Nkosi – one of the founders and a dynamo of the Eyesizwe group – will become chief executive officer of Exxaro, bringing his considerable experience, acumen and energy to bear on this new group. We have worked together in one form or another for almost a decade, particularly closely in the years leading up to Exxaro's formation. I have full confidence in Sipho's ability to lead Exxaro towards its full potential and wish him every success and fulfilment in doing so.

There were many participants in Kumba Resources' ground-breaking empowerment transaction – from shareholders Anglo American plc and the Industrial Development Corporation to numerous government departments – most notably minerals and energy – the JSE Limited, the competition authorities and the various advisors to the parties. On behalf of the board, I thank all these role players for their constructive input and resolve in a journey that was not always easy or straightforward.

A unique spirit has long characterised this group – under any name. That spirit permeated our transition to Exxaro – we are truly indebted to the teams that worked tirelessly on the transaction and those that continued with business as usual throughout change on such scale, to the many excellent people who elected to remain with Exxaro and those who have since joined our group. This combination of skills and assets has produced a formidable group – one fully capable of powering possibility.

The people of Namakwa Sands will add another exciting dimension of skill and commitment to our group and we look forward to again expanding our team. We trust that the authorities will assist in speedily approving the required conditions to implement this acquisition.

I thank the outgoing board members of Kumba Resources, particularly chairman Allen Morgan, and Eyesizwe Coal for their counsel and commitment. We look forward to working with the newly appointed and capable board of Exxaro as we continue the process of building South Africa's flagship empowerment resources group.

Lastly, I thank all my colleagues in Kumba Resources and Exxaro for their contribution to our success and for their support. It was a privilege to have been a part of those teams, the best in the industry.

Outlook

Commodity markets are expected to remain strong in the year ahead. In our coal portfolio, robust markets for both lump and fine coal and good physical performances from our seven coal mines should underpin prospects for continually increasing production towards our target of 75Mtpa by 2014. The mineral sands market has mixed prospects, with prices expected to increase for zircon and pigment, but trend down for slag. In the base metals sector, zinc prices are expected to remain high although declining slightly off the peaks of recent years.

Annual price negotiations were recently concluded for the iron ore sector, with an agreed increase of 9,5% per tonne for the 12 months to March 2008.

The people of Exxaro have proved themselves adept masters of change and we expect no less in the year ahead as we integrate the Eyesizwe operations and, following the necessary approvals, begin the proposed Namakwa Sands integration.

As indicated ahead of our listing, Exxaro is ideally placed to become a significant market player in coal and mineral sands and to provide a unique listed investment opportunity into these commodities.



Dr Con Fauconnier
Chief executive officer

6 March 2007

Exxaro Resources – Directorate


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① **CONSTANTINUS JOHANNES FAUCONNIER (59)**
Chief executive officer
Pr Eng (Int), BSc (Eng)(Mining), BSc (Hons)(Eng), MSc (Eng), DEng (Pretoria), MBA (Oregon), DSc (honoris causa) (Free State), Strategic Leadership Programme (Oxford), Senior Executive Finance Programme (Oxford)

② **MICHAEL JAMES KILBRIDE (55)**
Chief operating officer
BSc (Hons)(Min Eng)(RSM), Senior Executive Programme (London Business School)

③ **SIPHO ABEDNEGO NKOSI (52)**
Chief executive officer (designate)
BCom, BCom (Hons)(Econ), MBA, Diploma in Marketing Management

④ **DIRK JOHANNES VAN STADEN (57)**
Chief financial officer
BJuris, LLB, Advanced Management Programme (Insead), France

⑤ **PHILIP MICHAEL BAUM (52)**
Non-executive director
BCom, LLB, Higher Diploma in Tax Law

⑥ **JURIE JOHANNES GELDENHUYS (64)**
Non-executive director
BSc (Eng)(Electrical), BSc (Eng)(Mining), MBA (Stanford), Professional Engineer

⑦ **UFIKILE KHUMALO (41)**
Non-executive director
BSc (Eng), MSc Eng (UCT), MAP (Wits); Snr Exec Dev Programme (Harvard)

⑧ **DEENADAYALEN KONAR (53)**
Non-executive director
BCom, CA(SA), MAS, DCom

⑨ **VINCENT ZWELIBANZI MNTAMBO (49)**
Non-executive director
BJuris, LLB, LLM

⑩ **RICHARD PETER MOHRING (59)**
Non-executive director
BSc (Eng)(Mining), MDP, PMD (Harvard); Professional Engineer

⑪ **MAVUSO MSIMANG (65)**
Non-executive director
BSc (Biology and Entomology), MBA (Project Management)

⑫ **PINKIE KEDIBONE VERONICA NCETEZO (50)**
Non-executive director
BA Social work (UniZul), MBA (Open University UK), Diploma in Management (Open University UK), MAP (Wits Business School), MEd (Ohio University USA)

⑬ **NONKULULEKO MERINA CHERYL NYEMBEZI-HEITA (46)**
Non-executive director
BSc (Hons)(Electrical Engineering) (University of Manchester Institute of Science and Technology), MSc (EE) from the California Institute of Technology, MBA from the Open University Business School (UK)

⑭ **NKULULEKO LEONARD SOWAZI (43)**
Non-executive director
BA (US International University), MA (Urban and regional planning) (UCLA)

⑮ **DALIKHAYA ZIHLANGU (40)**
Non-executive director
BSc (Min Eng) (Wits), MDP (SBL, Unisa), MBA (WBS, Wits)

Exxaro Resources – Executive committee


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① DR CON FAUCONNIER (59)

Chief executive officer

BSc (Eng) (Mining), BSc (Hons)(Eng), MSc (Eng), DEng (Pretoria), Pr Eng (Int), MBA (Oregon), DSc (honoris causa) (Free State), Strategic Leadership Programme (Oxford), Senior Executive Finance Programme (Oxford)

Between 1969 and 1974, Con worked as a graduate engineer, technical assistant, mine overseer and underground manager for various mining companies in the Anglo American Group. For two years after that he was student and research assistant at the College of Business Administration, University of Oregon. From 1976 to 1995 he served in senior positions for various mining companies, including Gencor Limited and JCI Limited. In 1995 Con joined Iscor Limited (Iscor) as general manager for business development in Iscor Mining. He was promoted to deputy managing director of Iscor Mining and appointed executive director of Iscor. In 1999 he was appointed managing director of Iscor Mining. On 1 June 2001, he was appointed chief executive of Kumba Resources Limited (Kumba) and on 28 November 2006 he was appointed as chief executive officer of Exxaro. He was also president of the Chamber of Mines from 2003 – 2005.

② MIKE KILBRIDE (55)

Chief operating officer

BSc (Hons)(Min Eng)(RSM), Senior Executive Programme (London Business School)

After his initial years working in the gold industry, Mike joined Iscor and gained experience in all the commodities of the group. Mike was appointed executive director, business operations at Kumba on 1 June 2001 and was responsible for iron ore, coal, mineral sands, base metals and industrial minerals operations. On 28 November 2006 he was appointed as chief operating officer at Exxaro.

③ SIPHO NKOSI (52)**

Chief executive officer (designate)

BCom; BCom (Hons)(Econ), MBA, Diploma in Marketing Management

Sipho began his career as a market analyst with Ford Motor Company South Africa in 1980. In 1986 he moved to Anglo American Coal Corporation where he worked as a marketing coordinator. In 1992 he joined Southern Life Association as senior manager, strategic planning. In 1993 he accepted the position of marketing manager, new business development at Trans-Natal Coal Corporation, which later became Ingwe Coal Corporation. In 1997 he joined Asea Brown Boveri (South Africa) Limited as vice president marketing. He joined ABB Power Generation in 1998 as managing director. Founder and chief executive officer of Eyesizwe Holdings since 2001. Appointed as chief executive officer (designate) of Exxaro on 28 November 2006.

④ DIRK VAN STADEN (57)

Chief financial officer

BJuris; LLB; Advanced Management Programme (Insead), France

Dirk joined Iscor in 1997 as general manager, corporate treasury. Prior to that he was employed by the IDC as the general manager responsible for international finance, treasury operations and legal services. On 1 June 2001 he was appointed executive director, finance at Kumba. On 28 November 2006 he was appointed chief financial officer at Exxaro.

⑤ TREVOR ARRAN (39)

Executive general manager: corporate affairs and investor relations

BSc (Hons)(Econ Geology), AMP, BEP, Diploma Project Management

Trevor is responsible for corporate affairs and investor relations, incorporating the company's sustainable development department. He has a wide mining background supplemented by financial experience gained in equity markets and investment banking.

⑥ WIM DE KLERK (43)**

Executive general manager: mineral sands

CA(SA), TEP(Darden), EMP(Harvard)

Wim has served on the executive management team of Iscor, responsible for strategy and continuous improvement. Since 2001, he has been responsible for the mineral sands commodity business.

⑦ RIAAN KOPPESCHAAR (36)*

General manager: corporate finance and treasury

CA(SA), Advanced Certificate (Taxation), member of the Association of Corporate Treasurers

Riaan joined Iscor in 1993. With the separate listing of Kumba in 2001 he was appointed manager: corporate finance and treasury. He has extensive experience in structuring complex financing and other corporate transactions.

Exxaro Resources – Executive committee

continued

⑧ **HUMPHREY MATHE (56)*#**
Executive general manager: corporate services
MSc (Exploration Geology) (Rhodes), PhD (Univ Natal)

Responsibilities include engineering, projects and research and development. Previously at Eyesizwe Coal, he served as head of the technical and new business development division where he was involved in evaluating Eyesizwe's uncommitted resources, various mining projects and new business development. He was appointed operations director at Eyesizwe Coal in January 2004.

⑨ **MXOLISI MGOJO (46)*#**
Executive general manager: base metals and industrial minerals
BSc (Hons), MBA

Mxolisi currently holds directorships at Glen Douglas Dolomite (Pty) Limited, Exxaro Base Metals (Pty) Limited, Exxaro Ferroalloys and Alloystream (Pty) Limited. Previously, at Eyesizwe Coal, he was head of group marketing.

⑩ **RETHA PIATER (52)*#**
Executive general manager: human resources
BCom (Hons), MBA

Retha has 21 years of human resources experience within Kumba and Iscor groups, across the various business units and commodities, specifically in the area of remuneration.

⑪ **RIAN STRYDOM (41)***
General manager: financial accounting
CA(SA)

After fulfilling several financial management functions at Iscor, Rian was appointed head of Kumba's financial accounting function in 2001 and has gained extensive experience in statutory and management reporting in a listed environment, as well as enterprise-wide risk management.

⑫ **ERNST VENTER (50)*#**
Executive general manager: coal
BEng (Hons), MBA, AMP (Insead), France

Ernst has headed a number of portfolios in Kumba and Iscor including base metals, Zincor, consulting services, mining technology, coal beneficiation, process development and plant metallurgy.

⑬ **MARIE VILJOEN (60)**
Company secretary

Marie has 20 years' experience in the field. She assumes responsibility for the group's corporate governance and business administration to ensure alignment with statutory and legal compliance requirements.

Fergus Marupen, general manager human resources; and Ras Myburgh, general manager transformation and empowerment; served as members of the Kumba executive committee.

- * *Appointment became effective on 28 November 2006.*
- \# *Joined as committee members in November 2006.*

Kumba Resources – Directorate

(in office 1 January 2006 – 27 November 2006)

ALLEN MORGAN (59)
Non-executive chairman
BSc BEng (Electrical), Pr Eng

DR CON FAUCONNIER (59)
Chief executive
Pr Eng (Int), BSc (Eng) (Mining), BSc (Hons) (Eng), MSc (Eng), DEng (Pretoria), MBA (Oregon), DSc (honoris causa) (UFS), Strategic Leadership Programme (Oxford), Senior Executive Finance Programme (Oxford)

PHILIP BAUM (52)
Non-executive director
BCom, LLB, Higher Diploma in Tax Law

BARRY DAVISON (61)
Non-executive director
BA (Wits), Graduates Commerce Diploma (Birmingham University), Advanced CIS Diploma, Advanced Executives Programme (Unisa)

TOM DE BEER (70)
Non-executive director
BCom, CA(SA), Executive Programme in Business (Columbia, USA)

Resigned on 12 April 2006

JURIE GELDENHUYS (64)
Non-executive director
BSc (Eng) (Electrical); BSc (Eng) (Mining); MBA (Stanford); Professional Engineer

MIKE KILBRIDE (55)
Executive director, business operations
BSc (Hons) (Min Eng) (RSM), Senior Executive Programme (London Business School)

DR LEN KONAR (53)
Non-executive director
BCom, CA(SA), MAS, DCom

CHARLES MEINTJES (44)
Executive director: corporate services
BCom Acc, BCompt (Hons), CA(SA), Advanced Management Programme (Wharton)

BILL NAIRN (62)
Non-executive director
BSc (Eng)

SIPHO NKOSI (52)
Non-executive director, chief executive officer designate
BCom, BCom (Hons), MBA, Diploma in Marketing Management

CEDRIC SAVAGE (68)
Non-executive director
BSc Eng, Pr Eng, MBA, ISMP (Harvard)

DR NICK SEGAL (66)
Non-executive director
BSc (Eng), PhD (Phys Chem) (Rand), DPhil (Economics) (Oxon)

FANI TITI (44)
Non-executive director
BSc (Hons), MA, MBA

DIRK VAN STADEN (57)
Executive director, finance
BJuris, LLB, Advanced Management Programme (Insead)

LAZARUS ZIM (46)
Non-executive director
BCom, BCom (Hons), MCom

Administration and shareholders' diary

SECRETARY AND REGISTERED OFFICE
MS Viljoen
Exxaro Resources Limited
Roger Dyason Road
Pretoria West
Pretoria
0183
PO Box 9229
Pretoria
0001
South Africa
Telephone +27 12 307 5000

Company registration number
2000/011076/06
JSE share code: EXX
ISIN code: ZAE 000084992

AUDITORS
Deloitte & Touche
Private Bag X6
Gallo Manor
2052

COMMERCIAL BANKERS
Absa Bank Limited

CORPORATE LAW ADVISERS
CLS Consulting Services (Pty) Limited

UNITED STATES ADR DEPOSITARY
The Bank of New York
ADR Department
101 Barclay Street
New York
NY 10286
United States of America

SPONSOR
JP Morgan Equities Limited
1 Fricker Road
Illovo
Johannesburg
2196

REGISTRARS
Computershare Investor Services 2004
(Pty) Limited
Ground Floor
70 Marshall Street
Johannesburg
2001
PO Box 61051
Marshalltown
2107

FINANCIAL YEAR-END	31 December
ANNUAL GENERAL MEETING	April
REPORTS AND ACCOUNTS	**Published**
Announcement of annual results	February
Annual report	March
Interim report for the half-year ending 30 June	August
DISTRIBUTION	
Final dividend declaration	February
Payment	March
Interim dividend declaration	August
Payment	September

Corporate governance




fun & games

Corporate governance

Exxaro sees good governance as one of its distinguishing features, underpinned by a multi-stakeholder approach. Stakeholders include Exxaro shareholders, employees, customers, the community, government and resource and service providers.

Compliance with Exxaro's code of ethics is monitored by the executive general manager: human resources and the company secretary, and awareness of ethical behaviour is encouraged by regular communication with employees. The Exxaro board accepts its duty to address matters of significant interest and concern to all stakeholders, taking into account greater demands for accountability, and recognising and balancing the interests of all stakeholders for the collective good of the group.

Compliance with King code
Exxaro's objective is to comply with the requirements of the second King Report on Corporate Governance for South Africa, 2002 (King code). All entities in the group are required to subscribe to the spirit and principles of the King code. The tenets and disciplines set out in the code are applied as far as possible in Exxaro's underlying subsidiaries.

Approach to corporate governance
Exxaro's corporate governance approach provides the integrated strategic management framework to achieve the performance standards required to operate in the best interests of its profitability, environment and communities.

The Exxaro board is responsible for:
- approving the company's purpose and values
- directing and controlling the business of Exxaro to achieve sustained levels of prosperity and acting in the best interests of the company
- monitoring, guiding and supervising executive management performance against key performance indicators
- ensuring appropriate balance of power and authority on the Exxaro board
- maintaining suitable governance structures to enable the smooth, efficient and prudent stewardship of the company
- exercising objective judgement on the business affairs of the company
- ensuring Exxaro manages its business with integrity and in line with best-practice standards
- adopting strategic plans and monitoring budgeting and operational performance
- providing a risk management strategy and policy framework
- approving financial statements
- presenting annual financial statements, interim reports and related disclosure requirements
- delegating authority to board committees and executive management
- administering appointments to and removals from the Exxaro board
- overseeing succession planning and director selection
- facilitating Exxaro board performance reviews
- overseeing compliance with laws and regulations
- ensuring effective stakeholder communication.

Corporate governance continued

Board composition
In terms of the King code, the Exxaro board should be of sufficient size to meet the organisation's requirements. Its membership should ensure an appropriate balance of skills, experience and demographic diversity to ensure effective leadership and sound governance within the organisation.

The Exxaro board currently comprises 15 directors, of whom five are independent non-executive directors, four are executive directors and six are non-executive directors. Once the chief executive officer designate assumes office as CEO, the number of executive directors will reduce to three.

In categorising the capacity of each director as executive, non-executive or independent, Exxaro has been guided by the provisions of the King code.

The members of the Exxaro board were selected based on a set of criteria deemed appropriate, given the nature of the company and the industry within which it operates as well as its transformation objectives. These criteria included:

- functional expertise
- demographic diversity
- experience
- independence
- continuity and specific company knowledge of Exxaro and Eyesizwe.

The majority of members of the Exxaro board are historically disadvantaged South Africans (HDSAs).

To ensure efficient staggering of director rotation, directors are subject to retirement and may be nominated for re-election every three years with the proviso that no director will hold office for more than three consecutive periods of three years. The retirement age for non-executive directors is 70 years, becoming effective at the annual general meeting after the date on which they turned 70.

The chairman and the chief executive officer (CEO)
There is a clear distinction in Exxaro between the roles of the chairman and CEO. The chairman of the Exxaro board will be an independent non-executive director and will be responsible for the effective functioning of the board with his/her primary duties being to:

- preside over meetings of the board of directors to ensure the smooth functioning of the Exxaro board
- serve as the main informal link between the board and executive management to provide support and advice while respecting executive responsibility
- ensure that regular and objective appraisals of individual directors, as well as of the Exxaro board and board committees, are completed to assess the effectiveness of the Exxaro board
- assist with the formulation of an annual work plan for the Exxaro board and ensure that this is strictly adhered to
- lead and direct the proceedings, deliberations and decisions of Exxaro shareholders at shareholders' meetings

- participate in the selection and appointment of new directors when vacancies do occur.

In terms of the articles, the chairman will be appointed for a term not exceeding one year.

The CEO, on the other hand, is formally appointed by the Exxaro board with delegated powers as approved by the board from time to time. The CEO is in charge of the company as a whole and is responsible directly to the Exxaro board. The main tasks of the CEO are to manage the business on a sustainable basis, implement strategies and policies approved by the Exxaro board and serve as the chief spokesperson for the company. The Exxaro board is responsible for monitoring the overall succession process in the company with emphasis on senior management and has specific direct responsibility for succession for the position of the CEO.

Directors

Exxaro's directors are reputable, skilled and experienced and bring appropriate judgement to bear on the main issues. Non-executive directors understand Exxaro's mission, strategy and business and add specialist expertise to the group.

In terms of Exxaro policy, directors have free access to Exxaro's company secretary, and to independent professional advisers, whether in legal, technical or accounting areas, at the group's expense. All directors have unrestricted access to all company information and records, as well as to management.

The company secretary operates well-established practices and procedures to familiarise directors with the group's operations, senior management and business environment and to induct them in their fiduciary duties and responsibilities. Directors may visit operational centres to acquaint themselves better with business operations.

Role of the committees of the board

Specific responsibilities are delegated to three committees to support the functioning of the Exxaro board:
- audit, risk and compliance committee
- safety, health and environment committee
- human resources, remuneration, nomination and transformation committee.

These committees serve under written and approved terms of reference, which are reviewed and updated annually. The minutes of all board committee meetings are presented to the Exxaro board for information. The Exxaro board addresses the performance of the committees as part of an assessment process.

Experienced, knowledgeable, independent non-executive directors chair all board committees. These committees are free to take independent, professional, external advice.

Audit, risk and compliance committee

The audit, risk and compliance committee, which meets four times a year, assists the board with the approval of Exxaro's financial statements and ensures that interim and annual financial statements, and any other formal

Corporate governance continued

announcements on Exxaro's financial performance, comply with all statutory and listings requirements. The focus of the audit, risk and compliance committee includes:

- integrity of financial reporting
- matters relating to financial and internal control, accounting policies, reporting and disclosure
- ensuring that all risks to which the group is exposed are identified and managed in a well-defined process
- reviewing and approving external audit plans, findings, reports and fees
- determining the basis for the going-concern assumption.

The committee is also responsible for setting the principles for recommending the use of external auditors for non-audit services.

Safety, health and environment committee
The safety, health and environment (SHE) committee, which meets three times a year, formulates and recommends policies, strategies and programmes in all matters affecting safety, health and environment on behalf of the group for submission to the board. The SHE committee is responsible for ensuring that these policies and programmes comply with legislation, are effectively implemented and that SHE performance is continuously measured and evaluated.

Human resources, remuneration, nomination and transformation committee
The human resources, remuneration, nomination and transformation committee, which meets four times a year, has a board mandate to:

- ensure the group's chairman, directors and senior executives are rewarded for their individual contributions to overall performance
- ensure the group's remuneration strategies, packages and schemes are related to the achievement of business objectives and delivery of shareholder value
- ensure appropriate human resources strategies, policies and practices
- review executive and non-executive director succession planning and recommend candidates for positions to the board.

The executive committee
The executive committee (Exco) is chaired by the CEO and currently comprises 13 members (details on page 40). It meets formally every month, with designated corporate staff members in attendance, and informally every week.

Exco is mandated, empowered and held accountable for implementing the strategies, business plans and policies determined by the board; managing and monitoring the business affairs of the company in line with approved plans and budgets; prioritising the allocation of capital and other resources as approved by the board and establishing best management and operating practices.

Exco is also responsible for structured and transparent management succession planning and the identification, development and advancement of the company's future leaders. Also within Exco's ambit is setting operational standards, codes of conduct and corporate ethics.

Other committees

A structured investment management process ensures that Exxaro invests in projects aligned with group strategy and that yield the required returns. In this process, two forums are engaged where initial assessment is done by the strategic co-ordination forum and, subsequently, a comprehensive review is undertaken by the investment review committee.

To complete Exxaro's primary governance model, the last investment-related committee is the offshore review committee.

Strategic co-ordination forum

The purpose of this forum is to ensure that new initiatives are aligned with Exxaro group strategy. Meeting every six weeks, its primary functions are to:

- ensure alignment of strategy execution and new developments (financial and non-financial)
- determine strategic priorities and co-ordinate, support and monitor strategic initiatives throughout the Exxaro group
- allocate resources and accountabilities for investigations or studies.

Investment review committee

The primary responsibility of this committee is to undertake comprehensive investment reviews and assess the technical feasibility and financial viability of proposed capital projects or investments prior to their presentation to Exco and the board for approval.

The committee meets monthly before planned Exco and board meetings. In carrying out its function, it ensures that:

- each project meets the strategic, technical and investment requirements defined by the board
- critical decisions, project parameters and potential risks are adequately addressed and researched prior to recommending the commitment of funds
- each project enhances the portfolio value of Exxaro.

Offshore review committee

This committee assists the board to financially coordinate Exxaro's portfolio of offshore investments and interests.

The committee meets quarterly, or more frequently if required. Its primary responsibilities include:

- financial control and governance of Exxaro's offshore investments and multidisciplinary interests
- efficient financial structuring
- providing for funding offshore investments and expenditure
- ensuring that financial reporting, auditing and tax-related issues are properly managed
- ensuring the company's overseas offices are effectively staffed, managed and used.

BOARD AND BOARD COMMITTEE ATTENDANCE REGISTER

For the period 1 January 2006 to 27 November 2006

Kumba Board of directors	Board/special meetings (6#) Attendance	Audit committee (4#) Composition	Audit committee (4#) Attendance	Safety, health and environment committee (3#) Composition	Safety, health and environment committee (3#) Attendance	Human resources and remuneration committee (6#) Composition	Human resources and remuneration committee (6#) Attendance
AJ Morgan†	5	By invitation	2	Member	1	By invitation	5
Dr CJ Fauconnier*	6	By invitation	3	Member	3	Member	6
PM Baum	6					Member	5
BE Davison	5						
TL de Beer†Δ	1	Member	1			Chairman	5
JJ Geldenhuys†	4			Chairman	3	Member	5
MJ Kilbride*	6	By invitation	4	Member	2		
Dr D Konar†	5	Chairman	4			By invitation	1
CF Meintjes*	6	By invitation	3				
WA Nairn	3			Member	2		
SA Nkosi	6			Member	3		
CML Savage	5						
Dr NS Segal†	6	Member	4				
F Titi	4					Member	5
DJ van Staden*	6	By invitation	4			By invitation	4
PL Zim	4						

BOARD AND BOARD COMMITTEE ATTENDANCE REGISTER

For the period 28 November 2006 to 31 December 2006

Board of directors	Exxaro board meeting attendance(1#)
PM Baum	1
Dr CJ Fauconnier*	1
JJ Geldenhuys†	1
U Khumalo	1
MJ Kilbride*	1
Dr D Konar†	1
VZ Mntambo	1
RP Mohring†	1
PKV Ncetezo	1
SA Nkosi*	1
NMC Nyembezi-Heita†	1
NL Sowazi	1
DJ van Staden*	1
D Zihlangu	1

 # Number of meetings for the period
† Independent non-executive director
** Executive director*
Δ Individual retired in terms of the company's articles of association as a non-executive director on 12 April 2006

DIRECTORS' REMUNERATION

Summary of remuneration
Non-executive directors

Name	Fees for services (R)	Benefit and allowances[1] (R)	**Total (R)**
AJ Morgan	293 858	6 787	**300 645**
PM Baum[2]	177 460		**177 460**
BE Davison	131 187		**131 187**
TL de Beer	85 868		**85 868**
JJ Geldenhuys	246 154		**246 154**
Dr D Konar	234 705		**234 705**
WA Nairn[2]	162 672		**162 672**
SA Nkosi	162 672		**162 672**
CML Savage	131 187		**131 187**
Dr NS Segal	173 166	11 281	**184 447**
F Titi	162 672		**162 672**
PL Zim[2]	131 187		**131 187**
			2 110 856

1 Includes travel allowances
2 Fees and allowances paid to their respective employers and not to individuals

Group cash value added statement

Cash disbursed among stakeholders 2006



29%
42%
5%
24%
Remunerate employee for service
Pay direct taxes to the state
Provide lenders with a return on borrowings
Provide shareholders with cash dividends

Cash disbursed among stakeholders 2005



30%
45%
8%
17%
Remunerate employee for service
Pay direct taxes to the state
Provide lenders with a return on borrowings
Provide shareholders with cash dividends

Group cash value added statement
continued
for the period ended 31 December 2006 (Unaudited)

The value added statement shows the wealth the group has created through mining, beneficiation, trading and investing operations. The statement below summarises the total cash wealth created and how it was disbursed among the group's stakeholders, leaving a retained amount which was re-invested in the group for the replacement of assets and further development of operations.

	31 Dec 2006 Rm	Wealth created %	31 Dec 2005 Rm	Wealth created %
Cash generated				
Cash derived from sales and services	**14 149**		11 180	
Paid to suppliers for materials and services	**(6 912)**		(5 005)	
Cash value added	**7 237**	100	6 175	100
Cash utilised to:				
Remunerate employees for services	**2 362**	33	2 110	34
Pay direct taxes to the state	**1 927**	27	821	13
Provide lenders with a return on borrowings	**392**	5	390	6
Provide shareholders with cash dividends	**3 396**	47	1447	24
Cash disbursed among stakeholders	**8 077**	112	4 768	77
Cash (disbursed)/retained in the group to maintain and develop operations	**(840)**	(12)	1 407	23
Notes to the group value added statement				
1. Taxation contribution				
Direct taxes (as above)	**1 927**		821	
Value added taxes levied on purchases of goods and services	**1 445**		963	
Regional service council levies	**10**		23	
Rates and taxes paid to local authorities	**51**		19	
Gross contributions	**3 433**		1 826	
2. *Additional amounts collected by the group on behalf of government*				
Value added tax and other duties charged on turnover	**1 032**		852	
Employees' tax deducted from remuneration paid	**759**		439	
	1 791		1 291	

Supplementary information

Income statements
for the periods ended

	12 months ended 31 Dec 2006 Unaudited	12 months ended 31 Dec 2005 Unaudited Restated
Revenue	**8 814**	7 248
Operating expenses	**(7 553)**	(6 254)
Net operating profit	**1 261**	994
Net financing costs	**(315)**	(173)
Share of profit from equity accounted investments	**638**	417
Profit before taxation	**1 584**	1 238
Taxation	**(595)**	(321)
Profit for the period	**989**	917
Attributable to:		
Equity holders of the parent	**962**	856
Minority interest	**27**	61
	989	917
Ordinary shares (million)		
– in issue	**351**	306
– weighted average number of shares	**313**	304
– diluted weighted average number of shares	**318**	311
Attributable earnings per share (cents)		
– basic	**307**	281
– diluted	**302**	275
Dividend per share for the period (cents)	**525**	470
Reconciliation of headline earnings		
Net profit attributable to ordinary shareholders	**962**	856
Adjusted for:		
– Impairment charges		28
– Share of associates goodwill amortisation		
– Goodwill amortisation	**(36)**	(95)
– Share of associates exceptional items	**(1)**	
– Net deficit on disposal or scrapping of property, plant and equipment	**(3)**	(2)
– Net surplus on disposal of investment in joint venture and associates	**(39)**	
– Closure cost		
Minority interest on adjustments		(1)
Taxation effect of adjustments	**10**	(6)
Headline earnings	**893**	780
Headline earnings per share (cents)		
– basic	**285**	256
– diluted	**281**	251

Supplementary information continued

Balance sheets

	As at 31 Dec 2006 Unaudited Rm	As at 31 Dec 2005 Unaudited Restated Rm
ASSETS		
Non-current assets		
Property, plant and equipment	8 367	7 714
Biological assets	26	28
Intangible assets	69	61
Investments in associates and joint ventures	384	513
Deferred taxation	521	339
Other financial assets	693	307
Total non-current assets	10 060	8 962
Current assets		
Inventories	1 391	1 027
Trade and other receivables	1 663	1 414
Cash and cash equivalents	1 367	889
Total current assets	4 421	3 330
Non-current assets classified as held for sale	2	11
Total assets	14 483	12 303
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital	4 560	2 940
Non-distributable reserves	1 205	228
Retained income	3 395	1 010
Equity attributable to equity holders of the parent	9 160	4 178
Minority interest	27	9
Total equity	9 187	4 187
Non-current liabilities		
Interest-bearing borrowings	1 214	5 139
Non-current provisions	931	643
Deferred taxation	1 116	502
Total non-current liabilities	3 261	6 284
Current liabilities		
Trade and other payables	1 321	1 235
Interest-bearing borrowings	613	549
Taxation	67	24
Current provisions	30	24
Shareholders for dividend	4	
Total current liabilities	2 035	1 832
Total equity and liabilities	14 483	12 303
Net debt	460	4 799

Cash flow statements

	12 months ended 31 Dec 2006 Unaudited	12 months ended 31 Dec 2005 Unaudited
Cash flows from operating activities	**(1 173)**	214
Cash flows from investing activities	**(559)**	(3 432)
Cash flows from financing activities	**2 260**	3 521
Net increase in cash and cash equivalents	**528**	303
Cash and cash equivalents at beginning of year	**889**	586
Acquisition of subsidiary	**(50)**	
Cash and cash equivalents at end of year	**1 367**	889

Supplementary information is compiled using the following assumptions:

- The iron ore business is excluded and the investment in SIOC is equity accounted from 1 January 2005;
- Eyesizwe is consolidated from 1 January 2005;
- The non-recurring entries to give effect to the empowerment transaction are excluded;
- The impairment of the mineral sands property, plant and equipment is excluded from the 2006 results;
- The settlement proceeds from the disposal of the interest in Hope Downs is excluded from the 2005 results;
- Net financing costs have been split on the assumption that Exxaro incurred the majority of external borrowings with SIOC being cash positive; and
- The taxation charge has been split on the assumption that STC incurred on dividend declaration was borne by Exxaro.

Selected group financial data translated into US Dollars

for the year ended 31 December 2006 (Unaudited)

The group statutory financial statements have been expressed in US dollars for information purposes. The average US dollar/rand of US$1: 6,70 (2005: US$1: 6,3047) has been used to translate the income and cash flow statements, while the balance sheet has been translated at the closing rate at the last day of the reporting period US$1: 6,9750 (2005: US$1: R6,3250).

	2006 USD million	2005 USD million
INCOME STATEMENT		
Revenue	1 084	842
Operating expenses	(1 138)	(685)
Fair value adjustment on unbundling of subsidiary	2 681	
Net operating profit	2 627	157
Net financing costs	(46)	(26)
Income from equity accounted investments	24	1
Profit before taxation	2 605	132
Taxation	(86)	(51)
Profit for the year from continuing operations	2 519	81
Profit for the year from discontinued operations	347	433
Profit for the year	2 866	514
Attributable to:		
Equity holders of the parent	2 862	504
Minority interest	4	10
	2 866	514
Attributable earnings per share from continuing operations (cents)	804	23
Attributable earnings per share from discontinued operations (cents)	111	142
Headline (loss)/earnings from continuing operations	(94)	58
Headline earnings from discontinued operations	347	317
Headline earnings per share from continuing operations (cents)	(30)	19
Headline earnings per share from discontinued operations (cents)	111	104

	2006 USD million	2005 USD million
BALANCE SHEET		
Assets		
Non-current assets		
Property, plant and equipment	**1 087**	1 339
Biological assets	**4**	4
Intangible assets	**10**	10
Investments in associates and joint ventures	**55**	15
Deferred taxation	**107**	54
Financial assets	**99**	62
Current assets		
Cash and cash equivalents	**130**	235
Other	**438**	561
Non-current assets held for sale		
Total assets	**1 930**	2 280
Equity and liabilities		
Equity attributable to equity holders of the parent	**1 167**	1 157
Minority interest	**4**	1
Non-current liabilities		
Interest-bearing borrowings	**174**	349
Deferred taxation and provisions	**293**	270
Current liabilities		
Interest-bearing borrowings	**88**	144
Other	**204**	359
Total equity and liabilities	**1 930**	2 280
Net debt (refer to definitions on page 58)	**132**	258
CASH FLOW STATEMENT		
Cash available from operations	**(126)**	223
Proceeds on disposal of assets	**25**	4
Investments		
– Acquisition of subsidiary	**(231)**	
– Proceeds from disposal of investment	**4**	187
– Increase in investment in subsidiaries – buy out of Ticor Limited minorities		(186)
Capital expenditure	**(300)**	(166)
– Other	**46**	11
Net cash inflow	**(582)**	73

Definitions

ATTRIBUTABLE CASH FLOW PER ORDINARY SHARE

Cash flow from operating activities after adjusting for minority participation therein divided by the weighted average number of ordinary shares in issue during the year.

CAPITAL EMPLOYED

Total shareholders' equity plus net debt minus non-current financial asset investments.

CASH AND CASH EQUIVALENTS

Comprise cash on hand and current accounts in bank, net of bank overdrafts, together with any highly liquid investments readily convertible to known amounts of cash and not subject to significant risk of changes in value.

CURRENT RATIO

Current assets divided by current liabilities.

DIVIDEND COVER

Headline earnings per ordinary share divided by dividends per ordinary share.

DIVIDEND YIELD

Dividends per ordinary share divided by the closing share price on the JSE Limited.

EARNINGS PER ORDINARY SHARE

- **Attributable earnings basis**

Earnings attributable to ordinary shareholders divided by the weighted average number of ordinary shares in issue during the year.

- **Headline earnings basis**

Earnings attributable to ordinary shareholders adjusted for profits and losses on items of a capital nature recognising the taxation and minority impacts on these adjustments, divided by the weighted average number of ordinary shares in issue during the year.

FINANCING COST COVER

- EBIT – net operating profit (before interest and tax) divided by net financing costs
- EBITDA – net operating profit (before interest, tax and depreciation, amortisation, impairment charges and net deficit/surplus on sale of investments and assets), divided by net financing costs.

HEADLINE EARNINGS YIELD

Headline earnings per ordinary share divided by the closing share price on the JSE Limited.

INVESTED CAPITAL

Total shareholders' equity, interest-bearing debt, non-current provisions and net deferred taxation less cash and cash equivalents.

NET ASSETS

Total assets less current and non-current liabilities less minority interest which equates to ordinary shareholders equity.

NET DEBT TO EQUITY RATIO

Interest-bearing debt less cash and cash equivalents as percentage of total shareholders' equity.

NET EQUITY PER ORDINARY SHARE
Ordinary shareholders equity divided by the number of ordinary shares in issue at the year-end.

NUMBER OF YEARS TO REPAY INTEREST-BEARING DEBT
Interest-bearing debt divided by cash flow from operating activities before dividends paid.

OPERATING MARGIN
Net operating profit as a percentage of revenue.

OPERATING PROFIT PER EMPLOYEE
Net operating profit divided by the average number of employees during the year.

RETURN ON CAPITAL EMPLOYED
Net operating profit plus income from non-equity accounted investments plus income from investments in associates and incorporated joint ventures as a percentage of average capital employed.

RETURN ON ORDINARY SHAREHOLDERS' EQUITY
- **Attributable earnings**

Attributable earnings to ordinary shareholders as a percentage of average ordinary shareholders' equity.

- **Headline earnings**

Headline earnings attributable to ordinary shareholders as a percentage of average ordinary shareholders' equity.

RETURN ON INVESTED CAPITAL
Net operating profit plus income from non-equity accounted investments plus income from investments in associates and incorporated joint ventures as a percentage of the average invested capital.

RETURN ON NET ASSETS
Net operating profit plus income from non-equity accounted investments plus income from investments in associates and incorporated joint ventures as a percentage of the average net assets.

REVENUE PER EMPLOYEE
Revenue divided by the average number of employees during the year.

TOTAL ASSET TURNOVER
Revenue divided by average total assets.

WEIGHTED AVERAGE NUMBER OF SHARES IN ISSUE
The number of shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period which they have participated in the income of the group. In the case of shares issued pursuant to a share capitalisation award in lieu of dividends, the participation of such shares is deemed to be from the date of issue.

Notes

Annual financials



for the year ended 31 December 2006

Contents

Directors' responsibility for financial reporting

TO THE MEMBERS OF EXXARO RESOURCES LIMITED

The directors of the company are responsible for maintaining adequate accounting records, the preparation of the annual financial statements of the company and the group and to develop and maintain a sound system of internal control to safeguard shareholders' investments and the group's assets. In presenting the accompanying financial statements, International Financial Reporting Standards have been followed, applicable accounting policies have been used and prudent judgements and estimates have been made.

In order for the directors to discharge their responsibilities, management has developed and continues to maintain a system of internal control aimed at reducing the risk of error or loss in a cost-effective manner. Such systems can provide reasonable but not absolute assurance against material misstatement or loss. The directors, primarily through the audit committee which consists of non-executive directors, meet periodically with the external and internal auditors, as well as executive management to evaluate matters concerning accounting policies, internal control, auditing, financial reporting and risk management. The group's internal auditors independently evaluate the internal controls and co-ordinate their audit coverage with the external auditors. The external auditors are responsible for reporting on the financial statements. The external and internal auditors have unrestricted access to all records, property and personnel as well as to the audit committee. The directors are not aware of any material breakdown in the functioning of these controls and systems during the year under review.

The directors are of the opinion, based on the information and explanations given by management and the internal auditors, and on comments made by the external auditors on the results of their audit conducted for the purpose of expressing their opinion on the annual financial statements, that the internal accounting controls are adequate, so that the financial records may be relied on for preparing the financial statements and maintaining accountability for assets and liabilities.

The directors have reviewed the group's financial budgets with their underlying business plans for the period to 31 December 2007. In the light of the current financial position and existing borrowing facilities, they consider it appropriate that the annual financial statements be prepared on the going-concern basis.

Against this background, the directors of the company accept responsibility for the annual financial statements, which were approved by the board of directors on 20 February 2007 and are signed on its behalf by:

Dr CJ Fauconnier
Chief executive officer

DJ van Staden
Chief financial officer

The external auditors have audited the annual financial statements of the company and group and their unmodified report appears on page 63.

Certificate by company secretary

In terms of the Companies Act 61 of 1973 of South Africa, as amended, I, MS Viljoen, in my capacity as company secretary, confirm that for the year ended 31 December 2006, the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of this Act and that all such returns are true, correct and up to date.

MS Viljoen
Company secretary

20 February 2007

Independent auditor's report to the members of Exxaro Resources Limited

We have audited the annual financial statements and group annual financial statements of Exxaro Resources Limited, which comprise the directors' report, the balance sheet and the consolidated balance sheet as at 31 December 2006, the income statement and the consolidated income statement, the statement of changes in equity and the consolidated statement of changes in equity and cash flow statement and the consolidated cash flow statement for the year then ended, a summary of significant accounting policies and other explanatory notes, as set out on pages 65 to 195.

Directors' responsibility for the financial statements

The company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal control systems relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independent auditor's report to the members of Exxaro Resources Limited continued

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the company and of the group at 31 December 2006, and of their financial performance and their cash flows for the year then ended in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa.

Deloitte & Touche

Per BW Smith
Partner

20 February 2007

Buildings 1 and 2
Deloitte Place
The Woodlands Office Park
Woodlands Drive
Sandton

National executive: GG Gelink Chief executive, AE Swiegers Chief operating officer, GM Pinnock Audit, DL Kennedy Tax, L Geeringh Consulting, MG Crisp Financial advisory, L Bam Strategy, CR Beukman Finance, TJ Brown Clients and markets, SJC Sibisi Public sector and corporate social responsibility, NT Mtoba Chairman of the board, J Rhynes Deputy chairman of the board.

A full list of partners and directors is available on request.

Report of the directors

The directors have pleasure in presenting the annual financial statements of Exxaro Resources Limited (Exxaro) and the group for the year ended 31 December 2006.

Change of name

The group changed its name from Kumba Resources Limited to Exxaro Resources Limited on 2 November 2006 after the adoption of a special resolution at a general meeting of shareholders held on 2 November 2006.

Nature of business

Exxaro, incorporated in South Africa, is a mining group of companies focusing on extracting and processing a range of minerals and metals including coal, heavy minerals, base metals, and selected industrial minerals. Exxaro also holds a 20% interest in Sishen Iron Ore Company (Pty) Limited which extracts and processes iron ore reserves.

Corporate governance

The board endorses the Code of Corporate Practice and Conduct as set out in the King II Report on Corporate Governance and has satisfied itself that Exxaro has complied throughout the period in all material aspects with the King II code. A detailed report appears on page 45.

Registration details

Exxaro is a listed company on the JSE Limited. The company registration number is 2000/011076/06. The registered office is Roger Dyason Road, Pretoria West, Republic of South Africa, 0002.

Activities and financial results

An overview of the activities and performance of the group and the various divisions of the group are contained in the chief executive officer's review on pages 15 to 37. This report is unaudited.

Property, plant and equipment

Capital expenditure for the period amounted to R2 010 million (2005: R1 044 million).

Shareholders' resolutions

At the fifth annual general meeting of shareholders, held on 12 April 2006, the following resolutions were passed:

- renewal of the authority that the unissued shares be placed under the control of the directors
- general authority to issue shares for cash
- amendment of the Kumba Resources Management Share Trust Deed

Report of the directors continued

- special resolution to authorise directors to repurchase company shares
- special resolution to amend the articles of association

At the general meeting of shareholders, held on 2 November 2006, the following resolutions were passed:

- special resolution of name change from Kumba Resources Limited (Kumba) to Exxaro Resources Limited (Exxaro)
- sale of 79,38% of the shares held by Kumba in Sishen Iron Ore Company (Pty) Limited (SIOC) to Kumba Iron Ore Limited (Kumba Iron Ore)
- unbundling of shares in Kumba Iron Ore to Kumba shareholders
- special resolution for pro rata repurchase of 38 331 012 shares at R45,99 per share
- issue of 65 334 843 shares for cash to Main Street 333 (Pty) Limited (Main Street) at R29,86 per share
- special resolution of specific repurchase of 10 million ordinary shares from Anglo South Africa Capital (Pty) Limited at R45,99 per share
- allotment and issue of 10 million ordinary shares to the market
- waiver of mandatory offer by Main Street to acquire all the shares in Exxaro
- special resolution to repurchase shares from Main Street in the event of a purchase consideration adjustment in terms of the Eyesizwe acquisition due to the occurrence of the New Clydesdale Colliery adjustment event
- special resolution to repurchase shares from Main Street in the event of a purchase consideration adjustment in terms of the Eyesizwe acquisition due to the Mafube adjustment event
- adoption of Exxaro Employee Empowerment Participation Scheme and – Trust
- issue of shares for cash to Exxaro Employee Empowerment Participation Scheme Trust
- special resolution to repurchase shares in terms of article 39 of Kumba's articles of association relating to the Exxaro Employee Empowerment Participation Scheme
- adoption by SIOC of the SIOC Employee Share Participation Scheme and – Trust
- amendment of existing Kumba Resources Management Trust Deed
- adoption of new share incentive plans
- authorisation of directors to allot and issue ordinary shares pursuant to the new share incentive plans
- authorisation and ratification of conclusion of Share Incentive Schemes Agreement between Kumba and Kumba Iron Ore, the Kumba Resources Management Share Trust and the Kumba Iron Ore Management Share Trust
- adoption by Kumba Iron Ore of the Kumba Iron Ore Management Share Scheme and the Kumba Iron Ore Management Share Scheme Trust and the related share incentive plans
- special resolution for amendment of articles of association
- authorisation of directors to take all necessary steps to implement the special and ordinary resolutions

Exxaro and its subsidiaries have passed no other special or ordinary shareholders' resolutions of material interest or of substantive nature.

Share capital

The total number of shares in issue increased during the year to 351 277 206. The increase can be summarised as follows:

	Date of issue	Number of shares
Opening balance		306 162 251
Issued in terms of the Kumba Management Share Option Scheme due to options exercised at prices ranging from R5,86 to R115,70	1 January 2006 to 27 November 2006	7 432 220
Issued in terms of the Employee Empowerment Participation Scheme at R16,41	28 November 2006	10 618 974
Shares repurchased at R45,99	28 November 2006	(38 331 012)
Issued in terms of the empowerment transaction at R29,86	28 November 2006	65 334 843
Issued in terms of the Kumba Management Share Option Scheme due to options exercised at prices ranging from R8,48 to R114,78	29 November 2006 to 31 December 2006	59 930
		351 277 206

Shareholders

An analysis of shareholders and shareholdings appears on page 203 of the annual report.

Dividend payments

Dividend number eight

Interim dividend number eight of 180 cents per share was declared in South African currency in respect of the period ended 30 June 2006.

The dividend was paid on Monday, 11 September 2006 to shareholders recorded in the books of the company at the close of business on Friday, 8 September 2006. To comply with the requirements of STRATE the last day to trade cum dividend was Friday, 1 September 2006. The shares commenced trading ex dividend on Monday, 4 September 2006 and the record date was Friday, 8 September 2006.

Report of the directors continued

Special unbundling dividend

Special unbundling dividend of 185 cents per share was declared in South African currency in respect of the empowerment transaction. The special dividend was paid on Monday, 27 November 2006 to shareholders recorded in the books of the company at the close of business on Friday, 24 November 2006. To comply with the requirements of STRATE the last day to trade cum dividend was Friday, 17 November 2006. The shares commenced trading ex dividend on Monday, 20 November 2006 and the record date was Friday, 24 November 2006.

Investments and subsidiaries

The financial information in respect of investments and interests in subsidiaries of the company is disclosed in annexures 2 and 3 to the financial statements.

As part of the empowerment transaction, Exxaro disposed of 79,38 % of its direct interest in Sishen Iron Ore Company (Pty) Limited (SIOC). SOIC subsequently issued shares to an employee empowerment participation scheme trust and Exxaro's remaining 20% interest has been equity accounted with effect from 1 November 2006.

Through its wholly-owned subsidiary Exxaro Coal (Pty) Limited, Exxaro acquired 100% of Eyesizwe Coal (Pty) Limited with effect from 1 November 2006.

Subsequent events

On 19 January 2007 Exxaro announced that, pursuant to the empowerment transaction, it had exercised the options to acquire the Namakwa Sands mineral sands operation and a 26% interest in a company to be formed to hold the Black Mountain lead-zinc mine and the Gamsberg zinc project. The acquisitions were approved shareholders and are subject to suspensive conditions pertaining to, amongst others, regulatory approvals and the conversion of mining and prospecting rights to new order rights. It is expected that all suspensive conditions will be satisfied during the second half of 2007.

The directors are not aware of any matter or circumstance arising since the end of the financial period, not otherwise dealt with in this report or in the group financial statements that would significantly affect the operations or the results of the group.

Empowerment transaction

At a general meeting of shareholders on 2 November 2006, approval was granted for the various transaction steps to give effect to the transformation empowerment transaction in terms whereof Kumba Iron Ore Limited was unbundled and the revised listing of Exxaro took place on 27 November 2006.

Prior to the unbundling of Kumba Iron Ore Limited as a dividend in specie, Kumba's investment in Kumba Iron Ore Limited was fair valued through profit and loss by R17 963 million.

To give effect to the empowerment transaction 65 334 843 shares were issued on 28 November to Main Street 333 (Pty) Limited at a share price of R29,86 per share. The fair value of the shares issued was R2 531 million, resulting in the recognition of a R580 million share-based payment black economic empowerment (BEE) credential expense in terms of IFRS 2 Share-based payments (refer note 4).

Directorate and shareholdings

The names of the directors in office at the date of this report are set out on page 39.

In terms of article 15.2 of the articles of association, the following directors appointed to the board with effect from 28 November 2006 will retire and, being eligible, offer themselves for re-election:

U Khumalo
VZ Mntambo
RP Mohring
PKV Ncetezo
N Nyembezi-Heita
N Sowazi
DR Zihlangu

The following directors are required to retire by rotation in terms of article 16.1 of the articles of association at the forthcoming annual general meeting:

PM Baum
JJ Geldenhuys
Dr D Konar

These directors will retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

Report of the directors continued

The following directors were in office from 1 January to 27 November 2006 and resigned from office on 28 November 2006:

CF Meintjes
BE Davison
AJ Morgan (Chairman)
WA Nairn
CML Savage
Dr NS Segal
F Titi
PL Zim

A chairman and two additional non-executive directors will be appointed in 2007.

Company secretary

The company secretary is MS Viljoen. The company secretary's registered address is:

Roger Dyason Road	PO Box 9229
Pretoria West	Pretoria
0002	0001
Republic of South Africa	Republic of South Africa

Independent auditors

The auditors of the company, Deloitte & Touche, will continue in office in accordance with section 270(2) of the Companies Act, 1973, of South Africa.

Change in accounting policies

The accounting policies are consistent with those applied in the annual financial statements for the year ended 31 December 2005 except for the change disclosed in note 2 to the financial statements.

Directors' remuneration

This report on remuneration and related matters covers issues which concern the board as a whole, in addition to those which were dealt with by the remuneration committee.

Remuneration policy

The human resources and remuneration committee has a clearly defined mandate from the board aimed at:

- ensuring that the company's chairman, directors and senior executives are fairly rewarded for their individual contributions to the company's overall performance;
- ensuring that the company's remuneration strategies and packages, including the incentive schemes, are related to performance, are suitably competitive and give due regard to the interests of the shareholders and the financial and commercial health of the company.

Directors' service contracts

The service contract of the current chief executive officer Dr CJ Fauconnier terminates on 31 August 2007. Mr SA Nkosi, currently chief executive officer designate, will assume the office of chief executive officer on 1 September 2007. The service contracts of messrs. MJ Kilbride and DJ van Staden terminate on 31 August 2008, however, both will use their best endeavours to ensure that their retirement from Exxaro does not coincide within a period of six months from such date of termination.

Non-executive directors are not bound by service contracts.

There are no restraints of trade associated with the contracts.

Summary of remuneration

for the year ended 31 December 2006

	Basic salary R	Fees for services R	Performance bonuses[1] R	Benefits and allowances[2] R
Name				
Executive directors				
Dr CJ Fauconnier	3 207 532		8 309 065	537 422
MJ Kilbride	1 833 508		4 451 315	933 911
CF Meintjes[6]	1 534 643		3 998 642	370 283
DJ van Staden	1 890 538		4 476 453	297 958
SA Nkosi[3]	236 122			4 790
	8 702 343		21 235 475	2 144 364
Less: gains on share scheme				
Add: share-based payment expense				
Total remuneration paid by Exxaro				
Non-executive directors				
PM Baum[4]		177 460		
BE Davison[8]		131 187		
TL de Beer[5]		85 868		
JJ Geldenhuys		246 154		
U Khumalo[7]				
Dr D Konar		234 705		
VZ Mntambo[7]				
RP Mohring[7]				
AJ Morgan[8] (Chairman)		293 858		6 787
WA Nairn[4 & 8]		162 672		
PKV Ncetezo[7]				
SA Nkosi[3]		162 672		
NMC Nyembezi-Heita[7]				
CML Savage[8]		131 187		
Dr NS Segal[8]		173 166		11 281
NL Sowazi[7]				
F Titi[8]		162 672		
Dr Zihlangu[7]				
PL Zim[4 & 8]		131 187		
		2 092 788		18 068

1 Performance bonuses include the following:
– Board approved performance related incentive scheme applicable to all employees in the group;
– An incentive payment for developing and implementing an empowerment transaction as fully disclosed in the Kumba circular to s
– Unwinding of the 2005 long-term incentive plan (LTIP); and
– Compensation for 2006 share appreciation rights and LTIP awards not awarded due to the postponement of the effective date of i
2 Includes travel allowances.
3 Appointed as executive director on 28 November 2006.
4 Fees paid to their respective employers and not to them as individuals.
5 TL de Beer retired on 12 April 2006.
6 Resigned as executive director on 28 November 2006.
7 Appointed as non-executive director on 28 November 2006.
8 Resigned as non-executive director on 28 November 2006.

Retirement amounts paid or receivable by executive directors are paid or received under defined contribution retiremen

	Retirement fund contributions R	Medical fund contributions R	Gains on management share option scheme R	Gains on management cash settled option R	Other R	Total R
		24 105	44 896 507	1 831 948	3 718	58 810 297
	218 058	23 603	27 569 844	1 641 866	2 884	36 674 989
	160 823	18 054	26 682 788	1 481 684	2 478	34 249 395
	218 032	34 672	25 672 966		2 883	32 593 502
	19 422				299	260 633
	616 335	100 434	124 822 105	4 955 498	12 262	162 588 816
						(129 777 603)
						3 635 848
						36 447 061
						177 460
						131 187
						85 868
						246 154
						234 705
						300 645
						162 672
						162 672
						131 187
						184 447
						162 672
						131 187
						2 110 856

Exxaro revised listing particulars dated 9 October 2006;

f the empowerment transaction.

Summary of remuneration continued

for the year ended 31 December 2005

	Basic salary R	Fees for services R	Performance bonuses[1] R	Benefits and allowances[2] R
Name				
Executive directors				
Dr CJ Fauconnier	2 927 187		454 144	188 064
MJ Kilbride	1 594 384		276 242	344 367
CF Meintjes	1 539 004		249 314	152 477
DJ van Staden	1 557 136		262 778	264 111
RG Wadley[3]	806 554		113 334	190 773
	8 424 265		1 355 812	1 139 792
Add share-based payment expense				
Total remuneration paid by Exxaro				
Non-executive directors				
PM Baum[4]		165 850		7 215
BE Davison[4]		133 750		4 950
TL de Beer		240 750		10 421
JJ Geldenhuys		230 050		9 599
Dr D Konar		219 350		6 648
MLD Marole[5]		87 212		1 480
AJ Morgan[6] (Chairman)		255 017		5 371
WA Nairn[4]		165 850		5 877
SA Nkosi		165 850		6 421
CML Savage		133 750		
Dr NS Segal		176 550		5 206
F Titi		165 850		5 258
PL Zim[4]		137 258		4 978
		2 277 087		73 424

1 *All incentive schemes are performance related and were approved by the board. The three-tier incentive scheme includes the incentive linked to the Kumba business improvement programme initiatives, and applies to all employees throughout the group.*
2 *Include travel and entertainment allowances.*
3 *Resigned as executive director on 30 June 2005.*
4 *Fees paid to their respective employers and not to them as individuals.*
5 *Resigned as a non-executive director and chairman from the Kumba board on 15 April 2005.*
6 *Non-executive director who was appointed as non-executive chairman of the board on 15 April 2005.*

Retirement amounts paid or receivable by executive directors are paid or received under defined contribution retirement funds.

Retirement fund contributions R	Medical fund contributions R	Compensation on retirement from executive office R	Other R	Total R
	21 369		3 278	3 594 042
191 547	14 993		2 467	2 424 000
166 654	15 913		2 365	2 125 727
182 211	27 745		2 400	2 296 381
88 405	7 451	1 358 785	1 288	2 566 590
628 817	87 471	1 358 783	11 798	13 006 740
				2 973 434
				15 980 174
				173 065
				138 700
				251 171
				239 649
				225 998
				88 692
				260 388
				171 727
				172 271
				133 750
				181 756
				171 108
				142 236
				2 350 511

Summary of remuneration continued

	Beneficial	
	Direct	Indirect
Directors' interest in Exxaro shares		
At 31 December 2006		
Director		
Dr CJ Fauconnier	42 905	
MJ Kilbride	586	
CF Meintjes		
DJ van Staden	565	
SA Nkosi		6 747 301
PM Baum		
BE Davison		
TL de Beer		
JJ Geldenhuys	700	
U Khumalo		
Dr D Konar	168	
VZ Mntambo		4 654 623
RP Mohring		
AJ Morgan (Chairman)	20 000	
WA Nairn		
PKV Ncetezo		724 564
SA Nkosi		
NMC Nyembezi-Heita		
CML Savage		
Dr NS Segal		
NL Sowazi		3 286 825
F Titi		
Dr Zihlangu		2 818 552
PL Zim		

	Beneficial	
	Direct	Indirect
Directors' interest in Kumba shares		
At 30 December 2005		
Director		
Dr CJ Fauconnier	21 880	
MJ Kilbride		
CF Meintjes		
DJ van Staden		
PM Baum		
BE Davison		
TL de Beer		
JJ Geldenhuys		
Dr D Konar	168	
AJ Morgan (Chairman)		
WA Nairn		
SA Nkosi		
CML Savage		
NS Segal		
F Titi		
PL Zim		

There has been no change to the interest of directors in shares capital since the year-end. On 31 December 2006 no director had direct or indirect interests of more than 1% in the share capital of the company.

No director held any non-beneficial interest in Exxaro shares at either 31 December 2005 or 2006.

Summary of remuneration continued

Directors' share options and restricted share awards
The following options and rights in shares in the company were outstanding in favour of directors of the company under the company's share option schemes:

Management share option scheme
For the year ended December 2006

	Options held at 31 December 2006	Exercise price[1] R	Exercisable period	Proceeds if exercisable at 31 December 2006 R
Name				
Executive directors				
Dr CJ Fauconnier				
Total				
MJ Kilbride				
Total				
CF Meintjes				
Total				

Pre-tax gain if exercisable at 31 December 2006[2] R	Options exercised during the year[3]	Exercise price[4] R	Sale price/ market price R	Pre-tax gain R	Date exercised
	50 840	25,85	125,10	5 045 870	09/10/06
	5 000	25,85	125,50	498 250	09/10/06
	34 050	25,85	126,50	3 427 133	10/10/06
	5 950	25,85	125,90	595 298	10/10/06
	150 000	25,85	125,99	15 021 000	10/10/06
	41 680	25,85	126,00	4 174 252	10/10/06
	20 000	25,85	125,00	1 983 000	10/10/06
	65 440	32,80	126,00	6 099 008	10/10/06
	92 880	39,30	126,00	8 052 696	10/10/06
	465 840			44 896 507	
	25 000	16,54	125,20	2 716 500	09/10/06
	10 840	16,54	125,25	1 178 416	09/10/06
	151 320	25,85	125,25	15 041 208	09/10/06
	40 710	32,80	125,25	3 763 640	09/10/06
	30 220	39,30	125,25	2 597 409	09/10/06
	15 430	39,30	150,00	1 708 101	20/10/06
	5 100	39,30	150,00	564 570	23/10/06
	278 620			27 569 844	
	20 490	16,30	125,00	2 227 263	10/10/06
	24 890	16,54	125,00	2 699 569	10/10/06
	130 936	25,85	125,00	12 982 304	10/10/06
	4 704	25,85	125,01	466 449	10/10/06
	17 610	32,80	125,00	1 623 642	10/10/06
	8 800	32,80	125,00	811 360	11/10/06
	3 810	32,80	142,75	418 910	18/10/06
	5 000	32,80	142,70	549 500	18/10/06
	14 410	39,30	125,00	1 234 937	10/10/06
	10 000	39,30	146,00	1 067 000	19/10/06
	4 000	39,30	148,35	436 200	20/10/06
	6 000	39,30	148,00	652 200	20/10/06
	8 624	39,30	150,50	958 989	06/11/06
	5 006	39,30	150,06	554 465	06/11/06
	264 280			26 682 788	

Summary of remuneration continued

	Options held at 31 December 2006	Exercise price[1] R	Exercisable period	Proceeds if exercisable at 31 December 2006 R
Name				
DJ van Staden				
	12 440	12,90	16/03/11	696 640
Total	12 440			696 640
SA Nkosi				

1 *The exercise price of options not yet exercised on 31 December 2006 was repriced by R2,20 per share, and further recalculated by reference to the 21 day volume weighted average price split between Exxarc shares and Kumba Iron Ore shares of 32,81% and 67,19% respectively.*

2 *Based on a share price of R56,00 which prevailed on 31 December 2006.*

3 *Certain options were exercised prior to their vesting date and will remain in trust until such vesting date. Vesting dates vary up to the earliest date of service contract termination or 16 March 2011.*

4 *Options awarded and not yet exercised on 8 September 2005 were repriced by R2,20 per share subsequent to the special dividend declared to shareholders on 12 September 2005 from the post-tax option- and settlement proceeds of the Hope Downs project.*

Pre-tax gain if exercisable at 31 December 2006[2] R	Options exercised during the year[3]	Exercise price[4] R	Sale price/ market price R	Pre-tax gain R	Date exercised
	8 601	16,54	126,50	945 766	10/10/06
	5 000	16,54	126,15	548 050	10/10/06
	14 209	16,54	126,00	1 555 317	10/10/06
	9 270	16,54	149,00	1 227 904	20/10/06
	42 140	25,85	126,00	4 220 321	10/10/06
	360	25,85	126,10	36 090	10/10/06
	10 100	25,85	125,90	1 010 505	10/10/06
	19 900	25,85	125,60	1 985 025	10/10/06
	14 706	25,85	125,20	1 461 041	10/10/06
	1 000	25,85	125,11	99 260	10/10/06
	2 664	25,85	125,10	264 402	10/10/06
	50 480	25,85	125,00	5 005 092	10/10/06
	1 136	32,80	125,10	104 853	10/10/06
	1 000	32,80	125,05	92 250	10/10/06
	24 584	32,80	125,00	2 266 645	10/10/06
	6 010	32,80	150,50	707 377	06/11/06
	2 900	32,80	150,25	340 605	06/11/06
536 164	14 910	39,30	125,00	1 277 787	10/10/06
	9 950	39,30	146,00	1 061 665	19/10/06
	12 430	39,30	157,00	1 463 011	13/11/06
536 164	251 350			25 672 966	

Summary of remuneration continued

Management cash-settled options
For the year ended December 2006

The cash settled options represent phantom option awards made to executive directors and a number of senior managers as compensation for not being eligible to receive share option grants due to their involvement in the empowerment transaction.

The phantom option awards also have a grant price, vesting periods and lapse periods as other share option awards but are classified as cash-settled since shares will not be issued when exercised.

	Options held at 31 December 2006	Exercise price[1] R	Exercisable period	Proceeds if exercisable at 31 December 2006 R
Name				
Executive directors				
Dr CJ Fauconnier				
MJ Kilbride				
CF Meintjes				
DJ van Staden	17 550	19,62	22/04/12	982 800
SA Nkosi				

1 The exercise price of options not yet exercised on 31 December 2006 recalculated by reference to the 21 day volume weighted average price split between Exxaro shares and Kumba Iron Ore shares of 32,81% and 67,19% respectively.
2 Based on a share price of R56,00 which prevailed on 31 December 2006.

Pre-tax gain if exercisable at 31 December 2006[2] R	Options exercised during the year	Exercise price R	Sale price/ market price R	Pre-tax gain R	Date exercised
	28 020	59,80	125,18	1 831 948	09/10/06
	18 450	59,80	148,79	1 641 866	20/10/06
	16 650	59,80	148,79	1 481 684	20/10/06
638 469					

Summary of remuneration continued

Management share option scheme
For the year ended December 2005

	Options held at 31 December 2005	Exercise price[1] R	Exercisable period	Proceeds if exercisable at 31 December 2005 R
Name				
Executive directors				
Dr CJ Fauconnier	307 520	28,05	03/12/08	31 367 040
	65 440	35,00	01/11/09	6 674 880
	92 880	41,50	16/03/11	9 473 760
Total	465 840			47 515 680
MJ Kilbride	35 840	18,74	25/07/10	3 655 680
	151 320	28,05	03/12/08	15 434 640
	40 710	35,00	01/11/09	4 152 420
	50 750	41,50	16/03/11	5 176 500
Total	278 620			28 419 240
CF Meintjes	20 490	18,50	04/01/09	2 089 980
	24 890	18,74	25/07/10	2 538 780
	135 640	28,05	03/12/08	13 835 280
	35 220	35,00	01/11/09	3 592 440
	48 040	41,50	16/03/11	4 900 080
Total	264 280			26 956 560
DJ van Staden	37 080	18,74	25/07/10	3 782 160
	141 350	28,05	03/12/08	14 417 700
	35 630	35,00	01/11/09	3 634 260
	49 730	41,50	16/03/11	5 072 460
Total	263 790			26 906 580
RG Wadley**	209 280	28,05	03/12/08	
	39 020	35,00	01/11/09	
	44 380	41,50	16/03/11	
Total	292 680			

* *Based on a share price of R102,00 which prevailed on 31 December 2005.*
** *This information is based on Mr Wadley's portfolio at 31 October 2005. He resigned as an executive director on 30 June 2005. On 17 November 2005 all the options were exercised and the shares sold.*

Pre-tax gain if exercisable at 31 December 2005* R	Options exercised during the year R	Exercise price R	Sale price/ market price R	Pre-tax gain R	Date exercised
22 741 104					
4 384 480					
5 619 240					
32 744 824					
2 984 038					
11 190 114					
2 727 570					
3 070 375					
19 972 097					
1 710 915					
2 072 341					
10 030 578					
2 359 740					
2 906 420					
19 079 994					
3 087 281					
10 452 833					
2 387 210					
3 008 665					
18 935 989					

Income statements
for the year ended 31 December 2006

	Notes	Group 2006 Rm	Group Restated 2005 Rm	Company 2006 Rm	Company Restated 2005 Rm
Continuing operations					
Revenue	3	**7 263**	5 308	**706**	586
Operating expenses	4	**(7 627)**	(4 319)	**(1 655)**	(693)
Fair value adjustment on unbundling of subsidiary		**17 963**		**18 329**	
Net operating profit/(loss)		**17 599**	989	**17 380**	(107)
Interest income	5	**5**		**36**	27
Interest expense	5	**(312)**	(162)	**(145)**	(145)
Income from investments	6			**4 566**	1 552
Income from equity accounted investments	17	**159**	7		
Profit before taxation		**17 451**	834	**21 837**	1 327
Taxation	8	**(578)**	(323)	**(369)**	(187)
Profit for the year from continuing operations		**16 873**	511	**21 468**	1 140
Profit for the year from discontinued operations	9	**2 323**	2 727		
Profit for the year		**19 196**	3 238	**21 468**	1 140
Attributable to:					
Equity holders of the parent		**19 169**	3 177	**21 468**	1 140
Minority interest		**27**	61		
		19 196	3 238	**21 468**	1 140
Attributable earnings per share (cents)	10				
– basic (restated for December 2005)		**6 124**	1 045		
– basic as previously reported			1 049		
– diluted (restated for December 2005)		**6 028**	1 022		
– diluted as previously reported			1 026		
Attributable earnings per share from continuing operations (cents)	10				
– basic		**5 382**	148		
– diluted		**5 297**	145		
Attributable earnings per share from discontinued operations (cents)	10				
– basic		**742**	897		
– diluted		**731**	877		
Dividend paid per share (cents) in respect of the previous financial period		**160**	90		
Dividend paid per share (cents) in respect of the interim period		**180**	160		
Special dividend paid per share (cents) in respect of the interim period			220		
Special dividend paid per share (cents) on unbundling		**185**			
Final dividend paid per share (cents) in respect of the financial year			160		

Balance sheets
at 31 December 2006

	Notes	Group 2006 Rm	Group Restated 2005 Rm	Company 2006 Rm	Company Restated 2005 Rm
ASSETS					
NON-CURRENT ASSETS					
Property, plant and equipment	13	**7 583**	8 469	**109**	59
Biological assets	14	**26**	28		
Intangible assets	15	**69**	61		
Goodwill	16				
Investments in associates and joint ventures	17	**384**	95		
Investments in subsidiaries	18			**6 489**	3 849
Deferred taxation	26	**748**	339	**76**	21
Financial assets	19	**693**	392	**42**	50
Total non-current assets		**9 503**	9 384	**6 716**	3 979
Current assets					
Inventories	20	**1 391**	1 481		
Trade and other receivables	21	**1 663**	2 066	**49**	46
Cash and cash equivalents		**906**	1 483	**290**	505
Total current assets		**3 960**	5 030	**339**	551
Non-current assets classified as held for sale	22	**2**	11		
Total assets		**13 465**	14 425	**7 055**	4 530
EQUITY AND LIABILITIES					
Capital and reserves					
Share capital	23	**5 139**	2 940	**5 316**	2 944
Non-distributable reserves		**1 205**	54	**783**	72
Retained earnings/(loss)		**1 798**	4 325	**(280)**	(25)
Equity attributable to equity holders of the parent		**8 142**	7 319	**5 819**	2 991
Minority interest		**27**	9		
Total equity		**8 169**	7 328	**5 819**	2 991
Non-current liabilities					
Interest-bearing borrowings	24	**1 214**	2 210	**405**	1 044
Non-current provisions	25	**931**	727	**21**	16
Deferred taxation	26	**1 116**	984		
Total non-current liabilities		**3 261**	3 921	**426**	1 060
Current liabilities					
Trade and other payables	27	**1 321**	1 468	**207**	204
Interest-bearing borrowings	24	**613**	911	**619**	304
Taxation		**67**	773	**(16)**	(29)
Current provisions	25	**30**	24		
Shareholders for dividend		**4**			
Total current liabilities		**2 035**	3 176	**810**	479
Total equity and liabilities		**13 465**	14 425	**7 055**	4 530
Net debt		**921**	1 638	**734**	843

Cash flow statements

for the year ended 31 December 2006

	Notes	Group 2006 Rm	Group Restated 2005 Rm	Company 2006 Rm	Company Restated 2005 Rm
CASH FLOWS FROM OPERATING ACTIVITIES					
Cash retained/(utilised in) from operations	28.1	**4 761**	3 864	**(176)**	36
Income from equity accounted investments	28.2				
Income from investments	6			**4 566**	1 552
Net financing costs	28.3	**(278)**	(189)	**(108)**	(117)
Normal taxation paid	28.4	**(1 927)**	(821)	**(411)**	(216)
Dividends paid	28.5	**(3 396)**	(1 447)	**(3 391)**	(1 430)
		(840)	1 407	**480**	(175)
Cash flows from investing activities					
Investments to maintain operations	28.6	**(689)**	(389)	**(60)**	(25)
Investments to expand operations	28.7	**(1 321)**	(655)		
Investment in intangible assets			(11)		
Proceeds from disposal of property, plant and equipment		**170**	23	**6**	
Proceeds from disposal of associate		**48**		**12**	
Investment in other non-current assets	28.8	**(40)**	(1 177)	**(3)**	96
Proceeds from disposal of subsidiaries			2		
Acquisition of subsidiary	29	**(1 545)**			
Proceeds from disposal of investments		**26**	1 179	**3**	
Foreign currency translations	28.9	**300**	80	**2**	(1)
		(3 051)	(948)	**(40)**	70
Net cash (outflow)/inflow		**(3 891)**	459	**440**	(105)
Cash flows from financing activities					
Non-current interest-bearing borrowings raised		**4 196**	360	**434**	786
Non-current interest-bearing borrowings repaid		**(2 388)**	(827)	**(3 777)**	(368)
Current interest-bearing borrowings (repaid)/raised		**(290)**	66	**315**	(65)
Proceeds from issuance of share capital		**2 199**	128	**2 372**	132
		3 717	(273)	**(656)**	485

	Notes	Group 2006 Rm	Group Restated 2005 Rm	Company 2006 Rm	Company Restated 2005 Rm
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		**(174)**	186	**(216)**	380
Cash and cash equivalents at beginning of year		**1 483**	1 297	**506**	126
Less: cash and cash equivalents of unbundled subsidiaries		**(403)**			
Cash and cash equivalents at end of year		**906**	1 483	**290**	506
Calculation of movement in net debt:					
Net cash (outflow)/inflow as above		**(3 891)**	459		
Add:					
– Shares issued		**2 199**	128		
– Share based payments		**(54)**			
– Loans from minority shareholders			2		
– Non-cash increase in loans due to joint ventures now consolidated			(1)		
– Increase in net debt on acquisition of subsidiary		**(120)**			
– Prior year adjustment, increase in net debt due to application of IFRIC 4			(247)		
– Non-cash flow movements in net debt applicable to currency translation differences of transactions denominated in foreign currency		**16**	(96)		
– Non-cash flow movements in net debt applicable to currency translation differences of net debt items of foreign entities	28.9	**(195)**	(13)		
– *Less:* net debt of unbundled subsidiaries		**2 762**			
Decrease in net debt		**717**	232		

Group statement of changes in equity

for the year ended 31 December 2006

	Share capital Rm	Share premium Rm	Non-distributable reserves Attributable reserves of equity accounted investments Rm	Foreign currency translation Rm
Opening balance				
At 31 December 2004	3	2 809	20	(141)
Prior year adjustments:				
– recognition of finance leases in terms of IFRIC 4				
– transfer of attributable reserves of equity accounted investments			(20)	
– negative goodwill adjustment				
– decommissioning asset restated				
Restated opening balance	3	2 809		(141)
Net gains/(losses) not recognised in income statement[1]				112
Currency translation differences				153
Minority share of reserve movements				
Share-based payments movement				
Financial instruments fair value movements recognised in equity				
– recognised in current year profit or loss				
– recognised in equity				
– fair value adjustment				
Deferred taxation				(41)
Net profit[1]				
Dividends paid[2]				
Issue of share capital		132		
Movement in shares issued to Management Share Trust		(4)		
Minority share buy-out				
Balance at 31 December 2005	3	2 937		(29)

1 Total recognised gains and losses R20 347 million (2005: R3 290 million).
2 The STC on these dividends amount to R424 million (2005: R179 million).

Non-distributable reserves

Financial instruments revaluation Rm	Equity-settled reserve Rm	Insurance reserve Rm	Retained income Rm	Attributable to equity holders of the parent Rm	Minority interest Rm	Total shareholders' interest Rm
48	34		2 516	5 289	1 197	6 486
			(45)	(45)		(45)
			20			
			53	53		53
			18	18	(11)	7
48	34		2 562	5 315	1 186	6 501
(53)	38		16	113	(37)	76
3			16	172	60	232
					(97)	(97)
	38			38		38
(8)				(8)		(8)
(95)				(95)		(95)
2				2		2
45				4		4
			3 177	3 177	61	3 238
			(1 430)	(1 430)	(17)	(1 447)
				132	10	142
	16			12		12
					(1 194)	(1 194)
(5)	88		4 325	7 319	9	7 328

Group statement of changes in equity
continued
for the year ended 31 December 2006

	Share capital Rm	Share premium Rm	Non-distributable reserves: Attributable reserves of equity accounted investments Rm	Foreign currency translation Rm
Balance at 31 December 2005	3	2 937		(29)
Net gains not recognised in income statement[1]				433
Currency translation differences				448
Share of reserve movements of associates				6
Share-based payments movement				
Financial instruments fair value movements recognised in equity				
– recognised in current year profit or loss				
– recognised in equity				
Deferred taxation				(21)
Net profit[1]				
Cash dividends paid[2]				
Share repurchase[2]				
Dividend in specie – fair value				(25)
Dividend in specie – fair value adjustment				
Dividend in specie – net asset value				(25)
Issue of share capital	1	2 371		
Issue of share capital to Share Trusts		(173)		
Balance at 31 December 2006	**4**	**5 135**		**379**

1 Total recognised gains and losses R20 347 million (2005: R3 290 million).
2 The STC on these dividends amount to R424 million (2005: R179 million).

Foreign currency translation reserve
The foreign currency translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign entities that are not integral to the operations of the group.

Financial instruments revaluation reserve
The financial instruments revaluation reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments where the hedged transaction has not yet occurred.

Equity-settled reserve
The equity-settled reserve represents the fair value of services received and settled by equity instruments granted.

Insurance reserve
The insurance reserve represents the unrealised portion of commission receivable from re-insurers.

	Non-distributable reserves						
	Financial instruments revaluation Rm	**Equity-settled reserve Rm**	**Insurance reserve Rm**	**Retained income Rm**	**Attributable to equity holders of the parent Rm**	**Minority interest Rm**	**Total shareholders' interest Rm**
	(5)	88		4 325	7 319	9	7 328
	31	714			1 178		1 178
	1				449		449
	(1)	3			8		8
		711			711		711
	8				8		8
	23				23		23
					(21)		(21)
				19 169	19 169	27	19 196
				(1 628)	(1 628)	(9)	(1 637)
				(1 763)	(1 763)		(1 763)
	(2)			(18 305)	(18 332)		(18 332)
				(17 966)	(17 966)		(17 966)
	(2)			(339)	(366)		(366)
					2 372		2 372
					(173)		(173)
	24	**802**		**1 798**	**8 142**	**27**	**8 169**

Company statement of changes in equity

for the year ended 31 December 2006

	Share capital Rm	Share premium Rm
Opening balance		
At 31 December 2004	3	2 809
Net gains not recognised in income statement[1]		
Share-based payment movement		
Financial instruments fair value movements recognised in equity		
Net profit[1]		
Dividends paid[2]		
Issue of share capital		132
Balance at 31 December 2005	3	2 941
Net gains not recognised in income statement[1]		
Share-based payment movement		
Net profit[1]		
Cash dividends paid[2]		
Share repurchase[2]		
Dividend in specie – fair value		
Dividend in specie – fair value adjustment		
Dividend in specie – net carrying amount		
Issue of share capital	1	2 371
Balance at 31 December 2006	**4**	**5 312**

1 *Total recognised gains and losses R22 179 million (2005: R1 180 million).*
2 *The STC on these dividends relate to R424 million (2005: R179 million).*

Non-distributable reserves			
Financial instruments revaluation Rm	**Equity-settled reserve Rm**	**Retained income Rm**	**Total Rm**
(2)	34	265	3 109
2	38		40
	38		38
2			2
		1 140	1 140
		(1 430)	(1 430)
			132
	72	(25)	2 991
	711		711
	711		711
		21 468	21 468
		(1 628)	(1 628)
		(1 763)	(1 763)
		(18 332)	(18 332)
		(18 329)	(18 329)
		(3)	(3)
			2 372
	783	**(280)**	**5 819**

Notes to the annual financial statements

for the year ended 31 December 2006

1. ACCOUNTING POLICIES

Principal accounting policies

The principal accounting policies of the group and the disclosures made in the annual financial statements comply with International Financial Reporting Standards effective for the group's financial year.

The financial statements are prepared on the historical cost basis modified by the restatement of financial instruments and biological assets to fair value.

Where comparative financial information is reported, the accounting policies have been applied consistently for all periods, changes are set out in note 2.

Basis of consolidation

The group annual financial statements present the consolidated financial position and changes therein, operating results and cash flow information of the company and its subsidiaries. Subsidiaries are those entities in which the group has an interest of more than one half of the voting rights or the power to exercise control so as to obtain benefits from their activities.

The results of subsidiaries are included for the duration of the period in which the group exercises control over the subsidiary. All intercompany transactions and resultant profits and losses between group companies are eliminated on consolidation. Where necessary, accounting policies for subsidiaries are changed to ensure consistency with the policies adopted by the group. If it is not practical to change the policies, the appropriate adjustments are made on consolidation to ensure consistency within the group.

The results of special purpose entities that, in substance, are controlled by the group, are consolidated.

The company carries its investments in subsidiaries at cost less accumulated impairment losses.

Goodwill

Goodwill is reflected at cost less accumulated impairment losses, if any. It represents the excess of the cost of a business combination over the fair value of the group's share of the identifiable net assets of that entity at the date of acquisition. Goodwill is assessed for impairment on an annual basis.

The gain or loss on disposal of an entity includes the balance of goodwill relating to the entity.

Negative goodwill arising on a business combination represents the excess of the fair value of the net identifiable assets and contingent liabilities of the entity acquired over the cost of acquisition, and is recognised immediately in profit or loss.

Investments in associates and joint ventures
The company carries its investments in associates and joint ventures at cost less accumulated impairment losses.

An associate is an entity over which the group has the ability to exercise significant influence, but which it does not control.

A joint venture is an entity jointly controlled by the group and one or more other venturers in terms of a contractual arrangement requiring unanimous consent for strategic financial and operating decisions. It may involve a corporation, partnership or other entity in which the group has an interest.

Investments in associates are accounted for in the group financial statements using the equity method for the duration of the period in which the group has the ability to exercise significant influence. Equity accounted income represents the group's proportionate share of profits of these entities and the share of taxation thereon. The retained earnings of an associate, net of any dividends, are classified as distributable reserves.

Where the group's share of losses of an associate exceeds the carrying amount of the associate, the investment in the associate is carried at a nil value. Additional losses are only recognised to the extent that the group has incurred obligations in respect of the associate.

Investments in joint ventures are accounted for in the group financial statements using the proportionate consolidation method.

Where necessary, the results of associates and joint ventures are restated to ensure consistency with group policies. Unrealised profits and losses are eliminated.

The group's interest in associates and joint ventures is carried in the balance sheet at an amount that reflects its share of the net assets and the unimpaired portion of goodwill on acquisition. Goodwill on the acquisition of associates and joint ventures is treated in accordance with the group's accounting policy for goodwill.

Property, plant and equipment
Land and extensions under construction are stated at cost and are not depreciated. Buildings, including certain non-mining residential buildings and all other items of property, plant and equipment are reflected at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is charged on a systematic basis over the estimated useful lives of the assets after taking into account the estimated residual value of the assets. Useful life

Notes to the annual financial statements
continued

for the year ended 31 December 2006

1. ACCOUNTING POLICIES (continued)

is either the period of time over which the asset is expected to be used or the number of production or similar units expected to be obtained from the use of the asset.

Moulds and refractory furnace relines are depreciated based on the usage thereof.

Items of property, plant and equipment are capitalised in components where components have a different useful life to the main item of property, plant and equipment to which the component can be logically assigned.

The estimated useful life of assets and their residual values, are reassessed periodically with any changes in such accounting estimates being adjusted in the current financial year of reassessment and applied prospectively.

The estimated useful lives of items of property, plant and equipment are:

2006	Iron ore[1]	Coal	Mineral sands
Buildings and infrastructure (including residential buildings)	5 – 25 years	2 – 25 years	4 – 40 years
Mineral properties	10 – 25 years	2 – 25 years	10 – 25 years
Fixed plant and equipment	4 – 25 years	2 – 25 years	2,5 – 25 years
Mobile equipment, built-in process computers, underground mining equipment and reconditionable spares	2 – 25 years	16 000 – 40 000 hours or 2 – 17 years	2,5 – 20 years
Loose tools and computer equipment	5 years	2 – 10 years	2,5 – 10 years
Development costs	5 – 6 years	8 – 20 years	4 – 10 years
Refractory relines			4 – 6 years
Site preparation, mining development and exploration	5 – 25 years	2 – 25 years	3 – 25 years

	Base metals	Industrial minerals	Other
Buildings and infrastructure (including residential buildings)	7 years – indefinite	10 – 25 years	20 – 25 years
Mineral properties			
Fixed plant and equipment	5 – 25 years	5 – 25 years	5 – 10 years
Mobile equipment, built-in process computers, underground mining equipment and reconditionable spares	2 – 20 years	5 – 15 years	5 years
Loose tools and computer equipment	2 – 8 years	5 years	5 years
Site preparation, mining development and exploration	7 – 25 years	20 years	5 years

2005	Iron ore[1]	Coal	Mineral sands
Buildings and infrastructure (including residential buildings)	5 – 25 years	5 – 25 years	4 – 40 years
Mineral properties	10 – 25 years	5 – 25 years	10 – 25 years
Fixed plant and equipment	4 – 25 years	5-25 years	2,5 – 25 years
Mobile equipment, built-in process computers, underground mining equipment and reconditionable spares	2 – 25 years	16 000 – 40 000 hours or 5 – 15 years	2,5 – 20 years
Loose tools and computer equipment	5 years	5 years	2,5 – 10 years
Development costs	5 – 6 years	8 – 20 years	4 – 10 years
Refractory relines			2 – 5 years
Site preparation, mining development and exploration	5 – 25 years	9 – 25 years	3 – 25 years

	Base metals	Industrial minerals	Other
Buildings and infrastructure (including residential buildings)	8 years – indefinite	10 – 25 years	3 – 25 years
Fixed plant and equipment	8 – 25 years	5 – 25 years	5 – 10 years
Mobile equipment, built-in process computers, underground mining equipment and reconditionable spares	2 – 15 years	5 – 15 years	5 years
Loose tools and computer equipment	5 years	5 years	5 years
Site preparation, mining development and exploration			5 years

1 *Estimated useful life as applied up to 31 October 2006 before the unbundling of the iron ore business as part of the empowerment transaction.*

Maintenance and repairs which neither materially add to the value of assets nor appreciably prolong their useful lives are charged against income.

Direct attributable expenses relating to mining and other major capital projects, site preparations and exploration are capitalised until the asset is brought to a working condition for its intended use. These costs include dismantling and site restoration costs to the extent these are recognised as a provision.

Financing costs directly associated with the construction or acquisition of qualifying assets are capitalised at interest rates relating to loans specifically raised for that purpose, or at the average borrowing rate where the general pool of group borrowings was utilised. Capitalisation of borrowing costs ceases when the asset is substantially complete.

Notes to the annual financial statements
continued

for the year ended 31 December 2006

1. ACCOUNTING POLICIES (continued)

Directly attributable costs associated with the acquisition, development and installation of certain software are capitalised. Such assets are depreciated using the amortisation methods and periods applicable to computer equipment.

Profits and deficits on the disposal of property, plant and equipment are taken to profit or loss.

Leased assets

Leases involving plant and equipment whereby the lessor provides finance to the group with the asset as security and where the group assumes substantially all the benefits and risks of ownership are classified as finance leases. Assets acquired in terms of finance leases are capitalised at the lower of fair value and the present value of the minimum lease payments at inception of the lease and depreciated over the useful life of the asset. The capital element of future obligations under the leases is included as a liability in the balance sheet. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance charge is charged against income over the lease period using the effective interest rate method.

For a sale and leaseback transaction that results in a finance lease, any excess of sales proceeds over the carrying amount is deferred and recognised on the straight-line basis over the period of the lease.

Leases of assets to the group under which all the risks and benefits of ownership are effectively retained by the lessor, are classified as operating leases. Payments made under operating leases are charged against income on the straight-line basis over the period of the lease.

Arrangements that contain the right to use an asset are evaluated for recognition, classification as a finance- or operating lease, and are measured and accounted for accordingly.

Biological assets

Biological assets are measured on initial recognition and at each balance sheet date at their fair value less estimated point-of-sale costs and any change in value is included in the net profit or loss for the period in which it arises. Plantations are measured at their fair value less estimated point-of-sale costs. The fair value of the plantations is determined by an independent appraiser, based on the Faustman Formula as applied within the forestry industry. Livestock is measured at fair value less estimated point-of-sale costs, fair value being determined by the age and size of the animals and market price. Market price is determined on the basis that the animal is sold to be slaughtered. Livestock held for sale is classified as consumable biological assets. Game is measured at their fair value less estimated point-of-sale costs, fair value being determined as market price. Market price is determined on the live auction selling prices. Game held for sale is classified as consumable biological assets.

Intangible assets

An intangible asset is recognised at cost if it is probable that future economic benefits will flow to the enterprise. Amortisation is charged on a systematic basis over the estimated useful lives of the intangible assets.

The estimated maximum useful lives of intangible assets in respect of patents, licences and franchises are 20 years.

Subsequent expenditure on capitalised intangible assets is capitalised only if it increases the future benefits embodied in the specific asset to which it relates. *The carrying amounts are reviewed at each balance sheet date to determine whether* there is any indication of impairment.

Research, development and exploration costs

Research, development and exploration costs are charged against income until they result in projects that are evaluated as being technically or commercially feasible, the group has sufficient resources to complete development and can demonstrate how the asset will generate future economic benefits, in which event these costs are capitalised and amortised on the straight-line basis over the estimated useful life of the project or asset. The carrying amounts are reviewed at each balance sheet date to determine whether there is any indication of impairment.

Impairment of assets

The carrying amounts of assets mentioned in the accounting policy notes are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated as the higher of the net selling price and the value in use.

In assessing value in use, the expected future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognised whenever the carrying amount exceeds the recoverable amount.

For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is recognised whenever the carrying amount of the cash-generating unit exceeds its recoverable amount.

Notes to the annual financial statements continued

for the year ended 31 December 2006

1. ACCOUNTING POLICIES (continued)

A previously recognised impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, however not to an amount higher than the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised in prior years. For goodwill a recognised impairment loss is not reversed.

Financial instruments

Recognition

Financial instruments are recognised on the balance sheet when the group becomes a party to the contractual provisions of a financial instrument. All purchases of financial assets that require delivery within the time frame established by regulation or market convention ("regular way" purchases) are recognised at trade date, which is the date on which the group commits to purchase the asset. Financial liabilities are recognised when the group becomes a party to the contractual provisions of the financial instrument.

Measurement

Financial instruments are initially measured at cost, which includes transaction costs. Subsequent to initial recognition these instruments are measured as set out below.

Investments

Marketable securities are carried at market value, which is calculated by reference to stock exchange quoted bid prices at the close of business on the balance sheet date. Other investments are shown at fair value. Gains and losses are recognised in profit or loss.

Trade and other receivables

Trade and other receivables originated by the group are stated at amortised cost less provision for doubtful debts.

Cash and cash equivalents

Cash and cash equivalents are measured at fair value.

Financial liabilities

Financial liabilities are recognised at amortised cost, namely original debt less principal payments and amortisations, except for derivatives which are subsequently measured at fair value. If a financial liability is designated as a hedged item, it is subject to measurement under hedge accounting provisions.

Derivative instruments

Derivative instruments are measured at fair value.

Gains and losses on subsequent measurement

Gains and losses on subsequent measurement are recognised as follows:

- Gains and losses arising from a change in the fair value of financial instruments that are not part of a hedging relationship are included in net profit or loss for the period in which they arise.

- Gains and losses from measuring fair value hedging instruments, including fair value hedges for foreign currency denominated transactions, are recognised immediately in net profit or loss.
- The effective portion of gains and losses from remeasuring cash flow hedging instruments, including cash flow hedges for forecast foreign currency denominated transactions and for interest rate swaps, are initially recognised directly in equity. Should the hedged firm commitment or forecast transaction result in the recognition of an asset or a liability, then the cumulative amount recognised in equity is adjusted against the initial measurement of the asset or liability. For other cash flow hedges, the cumulative amount recognised in equity is included in net profit or loss in the period when the commitment or forecast transaction affects profit or loss.
- When a hedging instrument or hedge relationship is terminated, but the hedged transaction is still expected to occur, the cumulative unrealised gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately.

Offset

Where a legally enforceable right of offset exists for recognised financial assets and financial liabilities, and there is an intention to settle the liability and realise the asset simultaneously, or to settle on a net basis, all related financial effects are offset.

Exchange rates used

The average US dollar/rand, where applicable, of US$1: R6,70 (2005: US$1: R6,30) has been used to translate the income and cash flow statements while the balance sheet has been translated at the closing rate at the last day of the reporting period US$1: R6,98 (2005: US$1: R6,33).

Inventories

Inventories are valued at the lower of cost, determined on the moving average basis, and net realisable value. The cost of finished goods and work-in-progress comprises raw materials, direct labour, other direct costs and fixed production overheads, but excludes interest charges. Fixed production overheads are allocated on the basis of normal capacity. Write-downs to net realisable value and inventory losses are expensed in the period in which the write-downs or losses occur.

Notes to the annual financial statements
continued
for the year ended 31 December 2006

1. ACCOUNTING POLICIES (continued)

Foreign currencies

Transactions and balances

Transactions denominated in foreign currencies are translated at the rate of exchange ruling at the transaction date. Monetary items denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Gains or losses arising on translation are credited to or charged against income.

Foreign entities

The financial statements of foreign entities are translated into South African rand as follows:

- Assets and liabilities at rates of exchange ruling at balance sheet date.
- Income, expenditure and cash flow items at weighted average rates.
- Goodwill and fair value adjustments arising on acquisition at rates of exchange ruling at balance sheet date.

All resulting exchange differences are reflected as part of shareholders' equity. On disposal, such translation differences are recognised in the income statement as part of the cumulative gain or loss on disposal.

Foreign currency hedges

Foreign currency hedges are dealt with in the financial instruments accounting policy.

Revenue recognition

Revenue, which excludes value added tax and sales between group companies, represents the gross value of goods invoiced. Export revenues are recorded according to the relevant sales terms, when the risks and rewards of ownership are transferred.

Revenue from the sale of goods is recognised when significant risks and rewards of ownership of the goods are transferred to the buyer.

Revenue arising from services and royalties is recognised on the accrual basis in accordance with the substance of the relevant agreements.

Interest and dividend income

Interest is recognised on the time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group.

Dividends are recognised when the right to receive payment is established.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Where the effect of discounting to present value is material, provisions are adjusted to reflect the time value of money, and where appropriate, the risk specific to the liability.

Decommissioning and environmental rehabilitation

Provision is made for environmental rehabilitation costs where either a legal or constructive obligation is recognised as a result of past events. Estimates are based upon costs that are regularly reviewed and adjusted as appropriate for new circumstances.

Where a provision is made for dismantling and site restoration costs, an asset of similar initial value is raised and amortised in accordance with the group's accounting policy for property, plant and equipment.

Annual contributions are made to the group's Environmental Rehabilitation Trust Fund, created in accordance with statutory requirements, to provide for the funding of the estimated cost of pollution control and rehabilitation during, and at the end of, the life of mines. The Environmental Rehabilitation Trust Fund is consolidated.

Expenditure on plant and equipment for pollution control is capitalised and depreciated over the useful lives of the assets whilst the cost of ongoing current programmes to prevent and control pollution and to rehabilitate the environment is charged against income as incurred.

Deferred taxation

Deferred taxation is provided using the balance sheet liability method on all temporary differences between the carrying amounts for financial reporting purposes and the amounts used for taxation purposes.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses and deductible temporary differences can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

1. ACCOUNTING POLICIES (continued)

Deferred taxation is calculated using taxation rates that have been enacted at balance sheet date. The effect on deferred taxation of any changes in taxation rates is charged to the income statement, except to the extent that it relates to items previously charged or credited directly to equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the group intends to settle its current tax assets and liabilities on a net basis.

Employee benefits

Post-employment benefits

Retirement

The group provides defined contribution retirement funds for the benefit of employees, the assets of which are held in separate funds. These funds are funded by payments from employees and the group, taking account of the recommendations of independent actuaries. The group's contribution to the defined contribution fund is charged to the income statement in the year to which it relates.

Exxaro is also a participating employer in two closed defined benefit funds for its pensioner members who retired before the unbundling from Mittal SA in 2001. Exxaro does not however provide employee benefits in defined benefit funds for its employees.

Statutory actuarial valuations on the defined contribution plans are performed every three years. Interim valuations are also performed on an annual basis. Valuations are performed on a date which coincides with the balance sheet date. Consideration is given to any event that could impact the funds up to balance sheet date. The group does not provide guarantees in respect of returns in the defined contribution funds.

Medical

No contributions are made to the medical aid of retired employees.

Short and long-term benefits

The cost of all short-term employee benefits, such as salaries, bonuses, housing allowances, medical and other contributions, are recognised during the period in which the employee renders the related service.

The vesting portion of long-term benefits is recognised and provided for at balance sheet date, based on current total cost to company.

Termination benefits

Termination benefits are payable whenever an employee's employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits.

The group recognises termination benefits when it has demonstrated its commitment to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. If the benefits fall due more than 12 months after balance sheet date, they are discounted to present value.

Equity compensation benefits
Senior management, including executive directors, have been granted share options. Grants are based on existing ordinary shares and can be purchased or the purchase can be deferred. The option or purchase price equals market price on the date preceding the date of the grant.

When the options are exercised they can either be:
- purchased and if vesting according to the rules of the scheme, recorded in share capital and share premium at the amount of the option price; or
- payment can be deferred resulting in no increase in share capital or share premium until paid for and vesting according to the rules of the scheme.

The fair value of the options granted to senior management including executive directors, has been determined at grant date using a suitable option pricing model and expensed over the vesting period of the options with a corresponding increase in equity.

For cash-settled share-based payments, a liability equal to the portion of the goods or services received is recognised at the current fair value determined at each balance sheet date.

Dividend
Dividends paid are recognised by the company when the shareholder's right to receive payment is established. These dividends are recorded and disclosed as dividends paid in the statement of changes in equity. Dividends proposed or declared subsequent to the year-end are not recognised at the balance sheet date, but are disclosed in the notes to the financial statements.

Secondary tax on companies
Taxation costs incurred on dividends are included in the taxation line in the income statement in the year in which the related dividends are declared.

Discontinuing operations and non-current assets held for sale
Discontinuing operations are significant, distinguishable components of an enterprise that have been sold, abandoned or are the subject of formal plans for disposal or discontinuance.

Notes to the annual financial statements
continued
for the year ended 31 December 2006

1. ACCOUNTING POLICIES (continued)

The profit or loss on the sale or abandonment of a discontinuing operation is determined from the formalised discontinuance date.

If the carrying amount of a non-current asset or disposal group will be recovered principally through a sale transaction rather than through continuing use such an asset is classified as non-current assets held for sale and measured at the lower of carrying amount and fair value less cost to sell. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Segment reporting

The primary business segments are coal, heavy minerals, base metals, and industrial minerals, whilst a significant equity accounted interest is held in iron ore.

On a secondary segment basis, significant geographic marketing regions have been identified.

The basis of segment reporting is representative of the internal structure used for management reporting.

Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held on call, and investments in money market instruments, net of bank overdrafts, all of which are available for use by the group unless otherwise stated.

Comparatives

Where necessary, the December 2005 figures have been adjusted to conform with changes in presentation for the current period, and are set out in note 2.

Judgements made by management

The following judgements, apart from those involving estimates (as mentioned below) have been made by management in the process of applying the group's accounting policies that have the most significant effect on the amounts recognised in the financial statements:

- The identification of special purpose entities controlled by the group which must be consolidated (refer note 31);
- In applying IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, management had to make judgements as to which non-current assets and discontinued operations fall within the scope of the standard and had to be reclassified and measured in terms of IFRS 5;

- In applying IFRS 2, Share-based Payment, management had to make certain judgements in respect of the fair value option pricing models to be used in determining the various share-based arrangements in respect of employees, as well as the variable elements used in these models (refer note 33);
- In applying IFRIC 4, Determining whether an arrangement contains a lease, and IAS 17, Leases, contractual agreements were assessed to determine whether they convey the right to use an asset and their classification as either an operating or finance lease.

Key assumptions made by management in applying accounting policies

The following key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:

- Estimates made in determining the present obligation of environmental and decommissioning provisions, which include the actual estimate, the discount rate used and the expected date of closure of mining activities in determining the present value of environmental and decommissioning provisions (refer note 25);
- Estimates made in determining the recoverable amount of assets where there is an indication that an asset may be impaired, this includes the estimation of cash flows and the discount rates used;
- Estimates made in determining the probability of future taxable income thereby justifying the recognition of a deferred tax asset;
- Estimates made in determining changes in the estimated useful lives of assets and their residual values;
- Estimates made of legal or constructive obligations resulting in the raising of provisions, and the expected date of probable outflow of economic benefits to assess whether the provision should be discounted;
- Estimates made of contingent liabilities disclosed; and
- Estimates of mineral resources and ore reserves in accordance with the SAMREC code (2000) for South African properties and the JORC code (2004) for Australian properties. Such estimates relate to the category for the resource (measured, indicated or inferred), the quantum and the grade.

Black economic empowerment (BEE) credentials

The difference between the fair value of equity instruments issued as part of an empowerment transaction, and the identifiable consideration received for such issue, represents a BEE credential expense that does not meet the recognition criteria of an intangible asset and has been expensed through the income statement.

Adoption of new and revised standards

At the date of authorisation of these financial statements, the following Standards and Interpretations were in issue but not yet effective:

Notes to the annual financial statements
continued
for the year ended 31 December 2006

1. ACCOUNTING POLICIES (continued)

- IFRIC 7 Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies, effective for annual periods beginning on or after 1 March 2006.
- IFRIC 8 Scope of IFRS 2, effective for annual periods beginning on or after 1 May 2006.
- IFRIC 9 Reassessment of Embedded Derivatives, effective for annual periods beginning on or after 1 June 2006.
- IFRIC 10 Interim Financial Reporting and Impairment, effective for annual periods beginning on or after 1 November 2006.
- IFRIC 11, IFRS 2: Group and Treasury Share transactions, effective for annual periods beginning on or after 1 March 2007.
- IFRC 12, Service Concession Arrangements, effective for annual periods beginning on or after 1 January 2008.
- IFRS 7 Financial Instruments: Disclosure, effective for annual periods beginning on or after 1 January 2007.
- IFRS 8 Operating Segments, effective for annual periods beginning on or after 1 January 2009.

The directors believe that none of these new or revised standards and interpretations will have an effect other than enhanced disclosure.

	Notes	Group 2006 Rm	Group Restated 2005 Rm	Company 2006 Rm	Company Restated 2005 Rm
2. CHANGES in ACCOUNTING POLICY					
Accounting for arrangements that contain a lease					
In terms of IFRIC 4 (Determining whether an arrangement contains a lease) and IAS 17 (Leases), arrangements that convey the right to use an asset, are evaluated for recognition, classification as a finance or operating lease and measured and accounted for accordingly. The result is the recognition of a number of finance leases where Exxaro is either the lessee or the lessor.					
Income statement impact					
(Decrease) in revenue		**(89)**	(81)		
Decrease in depreciation		**79**	72		
Decrease in operating expenses		**47**	42		
(Increase) in financing cost		**(38)**	(51)		
Decrease in taxation			5		
(Decrease) in profit for the year		**(1)**	(13)		
Impact on attributable earnings per share (cents)			(4)		
Impact on diluted attributable earnings per share (cents)			(4)		
Balance sheet impact					
(Decrease) in property, plant and equipment		**(363)**	(357)		
Increase in deferred tax asset		**23**			
(Decrease) in retained earnings		**(57)**	(58)		
Increase in non-current interest-bearing borrowings – Finance lease liability		**246**	247		
(Decrease) in other long-term payables: Mittal Steel (South Africa) captive mines		**(520)**	(604)		
(Decrease) in deferred tax liabilities			(22)		
(Decrease) in current interest-bearing borrowings – finance lease liability		**(9)**			
Increase in trade and other payables			80		

There were no amounts attributable to the minorities.

The impact of the change on the 31 December 2004 financial statements is a decrease in property, plant and equipment of R349 million, an increase in deferred tax assets of R18 million, a decrease in retained earnings of R45 million, an increase in finance lease liabilities of R212 million, a decrease in other long-term payables of R607 million and an increase in trade and other payables of R109 million.

The above includes the iron ore impact for the period ended 31 October 2006.

Notes to the annual financial statements
continued

for the year ended 31 December 2006

		Notes	Group 2006 Rm	Group Restated 2005 Rm	Company 2006 Rm	Company Restated 2005 Rm
3.	**REVENUE**					
	Sale of goods		**13 746**	11 881	**3**	7
	Services				**703**	579
			13 746	11 881	**706**	586
	Revenue from discontinued operations		**6 483**	6 573		
	Revenue from continuing operations		**7 263**	5 308		
4.	**OPERATING EXPENSES**					
	Cost by type					
	– Raw materials and consumables		**2 842**	1 893	**52**	25
	– Staff costs					
	– Salaries and wages		**1 984**	1 898	**305**	287
	– Share-based payments		**185**	38	**116**	22
	– Termination benefits		**7**	7	**3**	1
	– Pension and medical costs		**186**	167	**26**	22
	– Income from sale of investment		**(39)**	(1 179)	**(15)**	
	– General charges		**2 006**	1 084	**570**	324
	– Share-based payment: BEE credential expense		**580**		**580**	
	– Railage and transport		**1 399**	1 470	**2**	1
	– Repairs and maintenance		**937**	845	**3**	8
	– Impairment charges	7	**784**	28		7
	– Excess of minority interest over cost of acquisition		**(36)**	(95)		
	– Energy		**348**	361	**4**	5
	– Depreciation on property, plant and equipment	13	**810**	822	**9**	7
	– Amortisation of intangible assets	15	**3**	4		
	– Movement in inventories		**(937)**	(348)		
	– Own work capitalised		**(37)**	(6)		
	– Sublease rent received		**(10)**	(28)		(16)
			11 012	6 961	**1 655**	693
	Operating expenses from discontinued operations		**3 385**	2 642		
	Operating expenses from continuing operations		**7 627**	4 319		

	Notes	Group 2006 Rm	Group Restated 2005 Rm	Company 2006 Rm	Company Restated 2005 Rm
4. OPERATING EXPENSES (continued)					
Cost by function					
– Costs of goods sold/services rendered		**8 890**	6 743	**1 670**	702
– Selling and distribution costs		**1 423**	1 492		
– Sublease rent received		**(10)**	(28)		(16)
– Impairment charges	7	**784**	28		7
– Excess of minority interest over cost of acquisition		**(36)**	(95)		
– Income from sale of investment		**(39)**	(1 179)	**(15)**	
		11 012	6 961	**1 655**	693
Operating expenses from discontinued operations		**3 385**	2 642		
Operating expenses from continuing operations		**7 627**	4 319		
The above costs are stated after including:					
Auditors' remuneration					
– audit fees		**10**	9	**4**	3
– other services		**5**	1	**4**	
Consultancy fees		**254**	126	**181**	70
Contingent rentals paid		**8**	5		
Contingent rentals received		**(53)**	(82)		
Cost of empowerment transaction, unbundling, integration and branding		**241**		**241**	
Depreciation and amortisation					
– land and buildings	13				
– mineral properties	13	**59**	37		
– residential buildings	13		7		
– buildings and infrastructure	13	**90**	104		
– machinery, plant and equipment	13	**615**	581	**9**	7
– leased assets under finance leases	13	**11**	34		
– site preparation, mining development, exploration and rehabilitation	13	**35**	59		
– amortisation of intangible assets	15	**3**	4		

	Notes	Group 2006 Rm	Group Restated 2005 Rm	Company 2006 Rm	Company Restated 2005 Rm
4. OPERATING EXPENSES (continued)					
Cost by function (continued)					
Directors' emoluments (refer to the report of the directors page 71)					
– Executive directors					
– remuneration received as directors of the company				**15**	14
– bonuses and cash incentives				**21**	1
– compensation on retirement from executive office					1
– Non-executive directors					
– remuneration received as directors of the company				**2**	2
Excess of minority interest over cost of acquisition		**(36)**	(95)		
Exploration expenditure (equates to exploration cash flow for the year)		**39**	55		
Fair value adjustment on financial assets – (gain)/loss		**(84)**	(43)	**(5)**	22
Fair value adjustment on financial liabilities – (gain)			(5)		(5)
Impairment charges	7	**784**	28		7
Inventories write down to net realisable value		**1**	22		
Inventories previously written down reversed		**18**	2		
Movement in provisions (note 25)		**227**	47	**6**	
Net (profit)/deficit on disposal or scrapping of property, plant and equipment		**(2)**	(4)	**(6)**	2
Net profit on disposal of investment		**(39)**	(1 179)	**(15)**	
Net realised (gains)/losses on currency exchange differences		**(199)**	(225)	**37**	17
Net unrealised losses on currency exchange differences		**97**	76	**75**	63
Net realised losses on the revaluation of derivative instruments		**278**	64		8
Net unrealised (gains) on the revaluation of derivative instruments		**(51)**	(83)	**(44)**	(72)
Operating lease rentals expenses					
– property		**23**	56	**23**	19
– equipment		**77**	69	**16**	19
Operating sublease rentals received					
– property		**(10)**	(28)		(16)
– other			(1)		
Reconditionable spares usage		**5**	6		
Research and development costs		**7**	26	**5**	9

Note:
Pensions
Retirement amounts paid or receivable by executive directors are paid or received under defined contribution retirement funds.

	Group 2006 Rm	Group Restated 2005 Rm	Company 2006 Rm	Company Restated 2005 Rm
5. NET FINANCING COSTS				
Interest expense and loan costs	**354**	338	**144**	144
Finance leases	**39**	52		
Interest income	**(115)**	(147)	**(36)**	(24)
Interest received from joint ventures		(3)		(3)
Net interest expense	**278**	240	**108**	117
Interest adjustment on non-current provisions (note 25)	**58**	42	**1**	1
	336	282	**109**	118
Financing charges attributable to discontinued operations included in net financing cost above:				
Interest income	**(110)**	(150)		
Interest expense	**139**	270		
	29	120		
Financing charges attributable to continuing operations included in net financing costs above:				
Interest income	**(5)**			
Interest expense	**312**	162		
	307	162		
No financing costs were capitalised during the year (2005: Rnil million)				
6. INCOME FROM INVESTMENTS				
Subsidiaries				
Unlisted shares				
– Dividends			**4 551**	1394
– Net interest received			**15**	158
			4 566	1 552

Notes to the annual financial statements
continued
for the year ended 31 December 2006

	Group 2006 Rm	Group Restated 2005 Rm	Company 2006 Rm	Company Restated 2005 Rm
7. IMPAIRMENT CHARGES				
Included in operating expenses are the following impairment losses:				
Impairment of property, plant and equipment	**784**	3		
Impairment of intangible assets		20		
Impairment of joint ventures		7		7
Total impairment charges	**784**	30		7
Reversal of impairment of property, plant and equipment		(2)		
Total impairment reversals		(2)		
Net impairments	**784**	28		7
Taxation effect	**(227)**			
Net effect on attributable earnings	**557**	28		7

The combined impact of a stronger currency outlook over the life of the assets, a higher discount rate resulting from an increase in interest rates, and a projected surplus of high-grade titanium feedstock on world markets, necessitated a review of the carrying value of the local mineral sands operations. As a result the carrying value of the assets was impaired to its value in use based on a 8,53% discount rate.

In 2005 the carrying amounts of certain other investments were greater than the market value and were impaired.

	Group 2006 Rm	Group Restated 2005 Rm	Company 2006 Rm	Company Restated 2005 Rm
8. TAXATION				
Charge to income				
South African normal taxation				
– Current – current year	**(1 028)**	(794)		
– prior year	**31**	(9)		(7)
	(997)	(803)		(7)
– Deferred – current year	**308**	8	**55**	
– prior year	**(6)**	(1)		
– rate adjustment		29		(1)
– change in accounting policy		5		
	302	41	**55**	(1)
Foreign normal taxation				
– Current – current year	**(167)**	(184)		
– prior year	**77**	22		
	(90)	(162)		
– Deferred – current year	**(69)**	102		
– prior year	**(42)**	(28)		
	(111)	74		
Share of joint ventures taxation	**1**	1		
Capital gains tax	**(1)**	(349)		
Secondary tax on companies	**(424)**	(179)	**(424)**	(179)
Non-residents withholding tax	**(4)**	(30)		
Total	**(1 324)**	(1 407)	**(369)**	(187)
Taxation applicable to discontinued operations	**(746)**	(1 084)		
Taxation applicable to continuing operations	**(578)**	(323)		

Notes to the annual financial statements
continued
for the year ended 31 December 2006

	Group 2006 Rm	Group Restated 2005 Rm	Company 2006 Rm	Company Restated 2005 Rm
8. TAXATION (continued)				
Reconciliation of taxation rates				
Taxation as a percentage of profit before taxation	**6,5**	30,3	**1,7**	14,1
Taxation effect of				
– Assessed losses (not provided for)	**(1,5)**			
– Capital profits/(losses)	**0,1**	0,8		(0,5)
– Fair value adjustment on unbundling of subsidiary	**25,4**		**24,4**	
– Disallowable expenditure	**(1,5)**	(4,2)	**(1,2)**	(0,9)
– Exempt income	**0,4**	8,6	**6,0**	30,5
– Share of associates' and joint ventures' differences	**0,1**			
– Tax rate differences	**(0,2)**	(0,4)		
– Temporary differences not provided	**(0,2)**	(0,6)		
– Rate change on deferred tax balance		0,6		(0,1)
– Secondary Tax on companies	**(2,0)**	(3,8)	**(1,9)**	(13,5)
– Withholding tax		(0,6)		
– Controlled Foreign Company profits		(0,5)		
– Unrealised foreign exchange translation differences on cessation of business	**(0,1)**			
– Prior year adjustments	**0,5**	0,3		(0,6)
Standard tax rate	**29,0**	29,0	**29,0**	29,0
Effective tax rate for continuing operations, excluding income from equity accounted investments, impairment charge and share of taxation thereon	**4,5**	37,8		

	Group 2006 Rm	Restated 2005 Rm
9. DISCONTINUED OPERATIONS		
Exxaro unbundled its iron ore business effective 1 November 2006 as part of the revised listing of Exxaro and now holds only a 20,62% interest in Sishen Iron Ore Company (Pty) Limited which is equity accounted.		
The income statements of the disposed business was as follows:		
Revenue	**6 483**	6 573
Operating expenses[1]	**(3 385)**	(2 642)
Net operating profit	**3 098**	3 931
Interest income	**110**	150
Interest expense	**(139)**	(270)
Pre-tax profit of discontinued operations	**3 069**	3 811
Taxation	**(746)**	(1 084)
Profit for the period from discontinued operations	**2 323**	2 727

1 2005 includes the settlement proceeds of R1 163 million received for the interest in the Hope Downs project.

	Group 2006 Rm	Restated 2005 Rm
The assets and liabilities of the disposed business was as follows		
Property, plant and equipment	**3 400**	2 419
Biological assets	**4**	
Investments	**1**	1
Financial assets	**144**	119
Inter-company loans	**1 390**	1 372
Deferred taxation – assets	**32**	
Cash and cash equivalents	**403**	591
Trade and other receivables	**911**	1 001
Inventories	**785**	511
Total assets	**7 070**	6 014

	Group 2006 Rm	Restated 2005 Rm
9. DISCONTINUED OPERATIONS (continued)		
Retained income	**427**	3 722
Non-distributable reserves	**34**	(174)
Interest-bearing borrowings	**4 504**	548
Inter-company loans	**51**	
Non-current provisions	**157**	136
Deferred taxation	**568**	553
Trade and other payables	**614**	486
Taxation payable	**358**	743
Shareholders for dividends	**357**	
Total liabilities	**7 070**	6 014
Net asset value	**461**	
Net asset value of unbundled 79,38%	**366**	
Fair value of net assets declared as dividend in specie	**17 966**	
Total fair value of net assets unbundled as dividend in specie	**18 332**	
Net debt	**(2 762)**	
The cash flows of the disposed businesses were as follows		
Cash flow attributable to operating activities	**982**	1 205
Cash flow attributable to investing activities	**(1 079)**	807
Net cash (outflow)/inflow	**(97)**	2 012
Cash flow attributable to financing activities	**93**	(2 206)
Cash flow attributable to discontinued operations	**(190)**	(194)

	Group 2006 Rm	Restated 2005 Rm
10. EARNINGS PER SHARE		
Basic headline earnings per share is calculated by dividing the headline earnings by the weighted average number of ordinary shares in issue during the year.		
Headline earnings (R million) (Refer note 12)	**1 698**	2 360
Headline (loss)/earnings from continuing operations (R million)	**(630)**	364
Headline earnings from discontinued operations (R million)	**2 328**	1 996
Weighted average number of ordinary shares in issue (million)	**313**	304
Headline earnings per share (cents) (restated for 2005)	**542**	776
Headline (loss)/earnings per share from continuing operations (cents) (restated for 2005)	**(201)**	120
Headline earnings per share from discontinued operations (cents) (restated for 2005)	**744**	657
For the diluted headline earnings per share the weighted average number of ordinary shares is adjusted to assume conversion of not yet released purchased shares and options under the Management Share Scheme. Diluted headline earnings per share is calculated by dividing headline earnings by the adjusted weighted average number of shares in issue.		
Weighted average number of ordinary shares in issue (million) as calculated above	**313**	304
Adjusted for options and net purchased shares in terms of the Management Share Scheme (million)	**5**	7
Weighted average number for diluted headline earnings per share (million)	**318**	311
Diluted headline earnings per share (cents) (restated for 2005)	**534**	759
Diluted headline (loss)/earnings per share from continuing operations (cents) (restated for 2005)	**(198)**	117
Diluted headline earnings per share from discontinued operations (cents) (restated for 2005)	**732**	642

Basic attributable earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

	Group 2006 Rm	Restated 2005 Rm
10. EARNINGS PER SHARE (continued)		
Profit for the year attributable to equity holders of the parent (R million)	**19 169**	3 177
Profit for the year from continuing operations attributable to equity holders of the parent (R million)	**16 846**	450
Profit for the year from discontinued operations attributable to equity holders of the parent (R million)	**2 323**	2 727
Weighted average number of ordinary shares in issue (million)	**313**	304
Basic earnings per share (cents) (restated for 2005)	**6 124**	1 045
Basic earnings per share from continuing operations (cents) (restated for 2005)	**5 382**	148
Basic earning per share from discontinued operations (cents) (restated for 2005)	**742**	897
For the diluted attributable earnings per share the weighted average number of ordinary shares is adjusted as above. Diluted earnings per share (cents) (restated for 2005)	**6 028**	1 022
Diluted earnings per share from continuing operations (cents) (restated for 2005)	**5 297**	145
Diluted earnings per share from discontinued operations (cents) (restated for 2005)	**731**	877
For the current year, shares under option had an effect on the adjusted weighted average number of shares in issue as the average option price attached to the option shares was lower than the average market price.		

11. DIVIDEND

Dividends paid during the year include cash dividends of R1 628 million (2005: R1 447 million), the repurchase of shares as part of the empowerment transaction of R1 763 million (2005: Rnil) and the unbundling of Exxaro's interest in its iron ore business recorded at a fair value of R18 332 million (2005: Rnil). The STC on these dividends amount to R424 million.

	Notes	Group 2006 Rm	Restated 2005 Rm
12. RECONCILIATION OF HEADLINE EARNINGS			
Net profit attributable to equity holders of the parent		**19 169**	3 177
Adjusted for:			
– Impairment charges	7	**784**	28
– Share of associate's net deficit on disposal of property, plant and equipment		**(1)**	
– Excess of minority interest over cost of acquisition		**(36)**	(95)
– Net profit on disposal of scrapping of property, plant and equipment	4	**3**	2
– Net profit on disposal of investments	4	**(39)**	(1 179)
– Fair value adjustment prior to unbundling		**(17 963)**	
– Minority interest on adjustments			(1)
– Taxation effect of adjustments		**(219)**	428
Headline earnings		**1 698**	2 360
Headline earnings from discontinued operations		**2 328**	1 996
Headline (loss)/earnings from continuing operations		**(630)**	364
Headline earnings per share (cents)			
– basic restated for December 2005		**542**	776
– diluted restated for December 2005		**534**	759
Headline (loss)/earnings per share from continuing operations (cents)	10		
– basic restated for December 2005		**(201)**	120
– diluted restated for December 2005		**(198)**	117
Headline earnings per share from discontinued operations (cents)	10		
– basic restated for December 2005		**744**	657
– diluted restated for December 2005		**732**	642

Notes to the annual financial statements
continued
for the year ended 31 December 2006

	Land and buildings Rm	Mineral properties Rm	Residential land and buildings Rm
13. PROPERTY, PLANT AND EQUIPMENT			
Group			
2006			
Gross carrying amount			
At beginning of year	140	1 040	111
Additions	11	60	2
Changes in decommissioning assets		2	
Acquisition of subsidiary	25	1 740	
Disposals of items of property, plant and equipment	(9)	(130)	(2)
Exchange differences on translation	4	59	1
Unbundling of subsidiary	(35)	(621)	(46)
Other movements			6
At end of year	136	2 150	72
Accumulated depreciation			
At beginning of year		211	69
Depreciation charges		59	
Acquisition of subsidiary	6	56	
Accumulated depreciation on disposals of items of property, plant and equipment			(2)
Exchange differences on translation		15	
Unbundling of subsidiary		(132)	(37)
Other movements			3
At end of year	6	209	33
Impairment of assets			
At beginning of year		1	
Impairment charges			
Disposals of items of property, plant and equipment		(1)	
Net carrying amount at end of year	130	1 941	39

	Buildings and infrastructure Rm	Machinery, plant and equipment Rm	Site preparation, mining development, exploration and rehabilitation Rm	Extensions under construction Rm	Total Rm
	1 657	8 685	1 013	897	13 543
	54	388	8	1 487	2 010
	(3)	13	(2)		10
	54	600	47	2	2 468
	(5)	(138)	(9)		(293)
	37	263	57	5	426
	(233)	(2 716)	(325)	(1 545)	(5 521)
	31	127	(29)	(135)	
	1 592	7 222	760	711	12 643
	474	3 736	579		5 069
	90	626	35		810
	47	312	21		442
	(3)	(109)	(9)		(123)
	19	133	30		197
	(98)	(1 591)	(263)		(2 121)
	(2)	10	(11)		
	527	3 117	382		4 274
	2	2			5
	227	494	63		784
	(2)				(3)
	227	496	63		786
	838	3 609	315	711	7 583

	Land and buildings Rm	Mineral properties Rm	Residential land and buildings Rm
13. PROPERTY, PLANT AND EQUIPMENT (continued)			
2005			
Restated			
Gross carrying amount			
At beginning of year	144	1 023	122
IFRIC 4 adjustment – arrangements that contain a lease			(5)
Adjusted opening balance	144	1 023	117
Additions	4		2
Additions – IFRIC 4			
Changes in decommissioning assets			3
Disposal of subsidiary			
Disposals of items of property, plant and equipment	(4)		(4)
Reclassification to non-current assets classified as held for sale	(5)		(8)
Exchange differences on translation	1	17	
Other movements			1
At end of year	140	1 040	111
Accumulated depreciation			
At beginning of year		170	70
IFRIC 4 adjustment – arrangements that contain a lease			(1)
Adjusted opening balance		170	69
Depreciation charges		37	7
Disposal of subsidiary			
Accumulated depreciation on disposals of items of property, plant and equipment			(2)
Reclassification to non-current assets classified as held for sale			(5)
Exchange differences on translation		4	
Other movements			
At end of year		211	69
Impairment of assets			
At beginning of year			
Impairment reversals			
Impairment charges		1	
Disposals of items of property, plant and equipment			
Disposals of subsidiaries			
Exchange differences on translation			
		1	
Net carrying amount at end of year	140	828	42

	2006 Rm	2005 Rm
The net carrying amount of property, plant and equipment includes:		
Assets held under finance leases (refer note 24)		
– cost	**210**	204
– accumulated depreciation	**46**	36
	164	168

For detail of property, plant and equipment pledged as security refer to Annexure 1.

The replacement value of assets for insurance purposes amounts to R20,0 billion (2005: R18,8 billion). A register of land and buildings is available for inspection at the registered office of the company.

Buildings and infrastructure Rm	Machinery, plant and equipment Rm	Site preparation, mining develop-ment, exploration and rehabilitation Rm	Extensions under construction Rm	Total Rm
1 835	7 940	1 291	590	12 945
7	38	(423)	6	(377)
1 842	7 978	868	596	12 568
30	251	1	756	1 044
	27			27
	2	9		14
	(16)			(16)
(23)	(162)		(1)	(194)
				(13)
10	71	15	(1)	113
(202)	534	120	(453)	
1 657	8 685	1 013	897	13 543
532	3 000	549		4 321
	(2)	(25)		(28)
532	2 998	524		4 293
104	615	59		822
	(2)			(2)
(9)	(69)			(80)
				(5)
3	29	5		41
(156)	165	(9)		
474	3 736	579		5 069
8	89		1	98
	(2)			(2)
2				3
(8)	(78)		(1)	(87)
	(12)			(12)
	5			5
2	2			5
1 181	4 947	434	897	8 469

Notes to the annual financial statements
continued

for the year ended 31 December 2006

	Land and buildings Rm	Mineral properties Rm	Residential land and buildings Rm
13. PROPERTY, PLANT AND EQUIPMENT (continued)			
COMPANY			
2006			
Gross carrying amount			
At beginning of year			
Additions			
Disposals of items of property, plant and equipment			
At end of year			
Accumulated depreciation			
At beginning of year			
Depreciation charges			
Accumulated depreciation on disposals of items of property, plant and equipment			
At end of year			
Impairment of assets			
At beginning of year			
At end of year			
Net carrying amount at end of year			
2005			
Restated			
Gross carrying amount			
At beginning of year			
Additions			
Disposals of items of property, plant and equipment			
Other movements			
At end of year			
Accumulated depreciation			
At beginning of year			
Depreciation charges			
Accumulated depreciation on disposals of items of property, plant and equipment			
At end of year			
Impairment of assets			
At beginning of year			
Impairment charges			
At end of year			
Net carrying amount at end of year			

Buildings and infrastructure Rm	Machinery, plant and equipment Rm	Site preparation, mining development, exploration and rehabilitation Rm	Extensions under construction Rm	Total Rm
10	**55**		**24**	**89**
	14		**46**	**60**
	(5)			**(5)**
10	**64**		**70**	**144**
6	**23**			**29**
	9			**9**
	(4)			**(4)**
6	**28**			**34**
	1			**1**
	1			**1**
4	**35**		**70**	**109**
13	39		29	81
	5		20	25
(3)	(14)			(17)
	25		(25)	
10	55		24	89
7	29			36
	7			7
(1)	(13)			(14)
6	23			29
	1			1
	1			1
4	31		24	59

	Plantation Rm	Livestock Rm	Game Rm	Total Rm
14. BIOLOGICAL ASSETS				
GROUP				
2006				
Carrying amount				
At beginning of year	**7**	**7**	**14**	**28**
Gains arising from changes attributable to physical changes and price changes	**1**	**1**	**6**	**8**
Disposals	**(1)**	**(1)**	**(1)**	**(3)**
Reclassification to inventory	**(1)**	**(2)**		**(3)**
Unbundling of subsidiary			**(4)**	**(4)**
At end of year	**6**	**5**	**15**	**26**
Fair value of biological assets can be split as follows:				
Mature	**3**	**5**	**15**	**23**
Immature	**3**			**3**
	6	**5**	**15**	**26**
The plantation was valued by Mr JM Potgieter, an independent appraiser, on 14 December 2006.				
2005				
Restated				
At beginning of year	7	10	14	31
Gains arising from changes attributable to physical changes and price changes	1	2	2	5
Disposals		(5)		(5)
Reclassification to inventory	(1)		(2)	(3)
At end of year	7	7	14	28
Fair value of biological assets can be split as follows:				
Mature	4	7	14	25
Immature	3			3
	7	7	14	28

Plantations consist of wattle and blue gum trees.
Livestock consists of cattle, sheep, goats and horses.
Game consists of rhino, buffalo, warthog, giraffe, ostrich and a large variety of antelope.

	Notes	Group 2006 Rm	Group Restated 2005 Rm	Company 2006 Rm	Company Restated 2005 Rm
15. INTANGIBLE ASSETS					
Patents, licences and franchise					
Gross carrying amount					
At beginning of year		**81**	105		
Additions			11		
Disposal of subsidiary			(12)		
Intangible assets written off			(29)		
Exchange differences		**15**	6		
At end of year		**96**	81		
Accumulated amortisation					
At beginning of year		**20**	23		
Disposal of subsidiary			(1)		
Intangible assets written off			(7)		
Amortisation charge		**3**	4		
Exchange differences		**4**	1		
At end of year		**27**	20		
Impairment charges					
At beginning of year			11		
Exchange differences			1		
Charge for the period			20		
Disposal of subsidiary			(11)		
Intangible assets written off			(21)		
At end of year					
Net carrying amount at end of year		**69**	61		
16. GOODWILL					
Positive goodwill					
Comprising:					
Cost		**243**	243		
Accumulated amortisation		**243**	243		
Negative goodwill					
At beginning of period			(53)		
Derecognised, adjusted to opening balance of retained earnings			53		
At end of period					
Derecognised negative goodwill comprises:					
Cost			(61)		
Accumulated amortisation			8		
			(53)		

The negative goodwill, which arose during 2003, resulted from the acquisition of Exxaro Australia Sands Pty Limited (previously Ticor Limited) and was previously being amortised over 12,7 years, was adjusted against opening retained income in accordance with IFRS 3.

Notes to the annual financial statements
continued
for the year ended 31 December 2006

	Group 2006 Rm	Group Restated 2005 Rm	Company 2006 Rm	Company Restated 2005 Rm
17. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES				
Associated companies				
– Unlisted	384	93		
	384	93		
Joint ventures (Unlisted)				
– Incorporated		2		
		2		
Total	384	95		

Refer to annexure 2 for market and directors' valuations of investments.

	Associate companies: Investments 2006 Rm	Associate companies: Loans 2006 Rm	Associate companies: Total 2006 Rm	Joint ventures: Investments 2006 Rm	Joint ventures: Loans 2006 Rm	Joint ventures: Total 2006 Rm
GROUP						
At beginning of year	93		93		2	2
Additional interests acquired	40		40			
Movement in indebtedness from joint ventures					(1)	(1)
Disposals	(29)		(29)			
Net share of results	159		159			
Exchange difference adjustments	18		18			
Share of reserve movements	8		8			
Unbundling of subsidiary	95		95		(1)	(1)
At end of year (annexure 2)	384		384			

	Associate companies			Joint ventures		
	Investments 2005 Rm	Loans 2005 Rm	Total 2005 Rm	Investments 2005 Rm	Loans 2005 Rm	Total 2005 Rm
17. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)						
GROUP						
Restated						
At beginning of year as previously disclosed	78		78	7		7
Reclassification as associate	2		2			
Reclassification as non-current asset classified as held for sale	(2)		(2)			
Movement in indebtedness to/from associated companies/repayments					2	2
Net share of results	7		7			
Exchange difference adjustments	8		8			
Impairment loss				(7)		(7)
At end of year (annexure 2)	93		93		2	2

	2006 Rm	Restated 2005 Rm
Aggregate post-acquisition reserves:		
– Associate companies	**86**	(62)
– Joint ventures	**2 250**	1 863
Total	**2 336**	1 801

Notes to the annual financial statements continued

for the year ended 31 December 2006

	Associate companies			Joint ventures		
	Investments 2006 Rm	Loans 2006 Rm	Total 2006 Rm	Investments 2006 Rm	Loans 2006 Rm	Total 2006 Rm
17. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)						
COMPANY						
Restated						
At beginning of year	24		24	7		7
Reclassification as financial asset	(24)		(24)			
Impairment loss				(7)		(7)
At end of year (annexure 2)						

	2006 Rm	2005 Rm	2006 Rm	2005 Rm
18. INVESTMENTS IN SUBSIDIARIES				
Shares at cost less impairment losses			1 513	1 513
Indebtedness				
– by subsidiaries			5 415	2 641
– to subsidiaries			(439)	(305)
			4 976	2 336
Total (annexure 3)			6 489	3 849
Aggregate attributable after tax profits and losses of subsidiaries:				
– Profits	23 073	12 805		
– Losses	(16 181)	(6 992)		

	Notes	Group 2006 Rm	Group Restated 2005 Rm	Company 2006 Rm	Company Restated 2005 Rm
19. FINANCIAL ASSETS					
Environmental Rehabilitation Trust asset		**237**	257	**8**	7
Long-term receivables		**271**	40		15
Investments (refer to annexure 2)		**185**	95	**34**	28
		693	392	**42**	50

The Kumba Environmental Rehabilitation Trust Fund (KERF) was created and complies with the requirements of both the Minerals and Petroleum Resources Development Act and the Income Tax Act, to provide for the rehabilitation or management of negative environmental impacts associated with mining and exploration activities. The KERF receives, holds and invests funds contributed by the Exxaro mining operations, which contributions are aimed at providing for sufficient funds at date of estimated closure of mining activities to address the rehabilitation and environmental impacts.

The trustees of the fund are appointed by Exxaro and consist of sufficiently qualified Exxaro employees capable of fulfilling their fiduciary duties. The funds are invested by Exxaro's in-house Treasury department with reputable financial institutions in accordance with a strict mandate to ensure capital preservation and real growth.

Funds accumulated for a specific mine or exploration project can only be utilised for the rehabilitation and environmental impacts of that specific mine or project. If a mine of exploration project withdraws from the fund for whatever valid reason, the funds accumulated for such mine or exploration project are transferred to a similar fund approved by the Commissioner of Inland Revenue.

The fund cannot be closed down without the permission of the Commissioner of Inland Revenue.

Included in investments is a listed investment that was designated upon initial recognition as a financial asset fair valued through profit and loss.

Notes to the annual financial statements
continued

for the year ended 31 December 2006

	Group 2006 Rm	Group Restated 2005 Rm	Company 2006 Rm	Company Restated 2005 Rm
20. INVENTORIES				
Finished products	**555**	398		
Work-in-progress	**371**	625		
Raw materials	**252**	165		
Plant spares and stores	**208**	285		
Merchandise	**5**	8		
	1 391	1 481		
Included above are inventories relating to Exxaro Sands (Pty) Limited which might be sold or utilised in production over more than twelve months. Included in merchandise are biological assets classified as inventories.				
21. TRADE AND OTHER RECEIVABLES				
Trade receivables	**1 553**	1 948		1
Other receivables	**99**	95	**49**	36
Derivative instruments	**11**	23		9
	1 663	2 066	**49**	46
22. NON-CURRENT ASSETS CLASSIFIED AS HELD FOR SALE				
Property, plant and equipment	**2**	9		
Investments in associates and joint ventures		2		
At end of year	**2**	11		

	Group 2006 Rm	Group Restated 2005 Rm	Company 2006 Rm	Company Restated 2005 Rm
23. SHARE CAPITAL				
Share capital at par value				
Authorised				
500 000 000 ordinary shares of R0,01 each	**5**	5	**5**	5
Issued				
351 277 206 (306 162 251) ordinary shares of R0,01 each	**4**	3	**4**	3
Share premium	**5 312**	2 941	**5 312**	2 941
Shares held by Kumba Management Share Trust and the Employee Empowerment Participation Scheme (EEPS)	**(177)**	(4)		
Total	**5 139**	2 940	**5 316**	2 944
The Kumba Management Share Trust and the EEPS have been consolidated.				
Reconciliation of authorised shares not issued (million)				
Number of authorised unissued ordinary shares at beginning of year	**194**	198	**194**	198
Number of shares repurchased during the year	**38**		**38**	
Number of shares issued during the year	**(83)**	(4)	**(83)**	(4)
Number of unissued authorised shares at end of year	**149**	194	**149**	194

The following resolutions pertain to the unissued ordinary shares under the control of the directors until the forthcoming annual general meeting:

1. Subject to the provisions of the Companies Act 61 of 1973, as amended ("the Act"), and the requirements of the JSE Limited ("JSE"), the directors be and are hereby authorised to allot and issue at their discretion such number of the remaining authorised but unissued ordinary shares of one cent each in the capital of the company as may be required to be allotted and issued pursuant to the Share Incentive Scheme ("the Scheme").

23. SHARE CAPITAL (continued)

2. Directors are authorised to issue the unissued ordinary shares of one cent each in the capital of the company (after setting aside so many shares as may be required to be allotted and issued by the company pursuant to the Scheme) for cash, without restrictions to any public shareholder, as defined by the JSE Listings Requirements, as and when suitable opportunities arise, subject to the following conditions:
- this authority shall not extend beyond the next annual general meeting or fifteen months from the date of this annual general meeting, whichever date is earlier;
- a press announcement giving full details, including the impact on net asset value and earnings per share, be published at the time of any issue representing, on a cumulative basis within one year, 5% or more of the number of shares in issue prior to the issue/s;
- the shares be issued to public shareholders as defined by the JSE and not to related parties;
- any issue in the aggregate in any one year shall not exceed 15% of the number of shares of the company's issued ordinary share capital; and
- in determining the price at which an issue of shares be made in terms of this authority, the maximum discount permitted will be 10% of the weighted average traded price of the shares over the thirty days prior to the date that the price of the issue is determined or agreed to by the directors. In the event that shares have not traded in the said 30-day period a ruling will be obtained from the committee of the JSE.

3. Directors are authorised to acquire from time to time shares issued by the company, provided:
- that the repurchase is effected through the order book operated by the JSE trading system and is done without any prior understanding or arrangement between the company and the counterparty;
- that this authority shall not extend beyond 15 months from the date of this resolution or the date of the next annual general meeting, whichever is the earlier date;
- that an announcement containing full details of such repurchases is published as soon as the company has repurchased shares constituting, on a cumulative basis, 3% of the number of shares in issue prior to the repurchases and for each 3%, on a cumulative basis, thereafter;
- that the repurchase of shares shall not, in the aggregate, in any one financial year, exceed 20% of the company's issued share capital at the time this authority is given;
- that at any one time, the company may only appoint one agent to effect any repurchase;
- that the repurchase of shares will not take place during a prohibited period and will not affect compliance with the shareholders' spread requirements as laid down by the JSE; and
- that shares issued by the company may not be acquired at a price greater than 10% above the weighted average traded price of the company's shares for the five business days immediately preceding the date of repurchase.

The above authorities are valid until the next annual general meeting.

	Group		Company	
		Restated		Restated
	2006	2005	**2006**	2005
	Rm	Rm	**Rm**	Rm
24. INTEREST-BEARING BORROWINGS				
Non-current borrowings				
Summary of loans by financial year of redemption				
2006		686		136
2007		923		737
2008		476		307
2009	**90**	210	**81**	
2010	**88**	601	**81**	
2011	**201**		**81**	
2011 onwards	**835**		**162**	
Total non-current borrowings (annexure 1)	**1 214**	2 896	**405**	1 180
Current portion included in current liabilities		(686)		(136)
Total	**1 214**	2 210	**405**	1 044
Details of interest rates payable on borrowings are shown in annexure 1.				
Interest-bearing borrowings				
Non-current borrowings	**1 214**	2 210	**405**	1 044
Short-term borrowings	**613**	225	**619**	168
Current portion of non-current borrowings		686		136
Total short-term borrowings	**613**	911	**619**	304
Total	**1 827**	3 121	**1 024**	1 348
Included in the above interest-bearing borrowings are obligations relating to finance leases (note 13). Details are:				
Minimum lease payments:				
– Less than one year	**54**	1		
– More than one year and less than five years	**249**	230		
– More than five years	**3 495**	3 628		
– Total	**3 798**	3 859		
– *Less:* future finance charges	**3 555**	3 610		
Present value of lease liabilities	**243**	249		
Representing lease liabilities:				
– Current		1		
– Non-current (more than one year and less than five years)				
– Non-current (more than five years)	**243**	248		
Total	**243**	249		

	Environmental rehabilitation Rm	Decom-missioning Rm	Restruc-turing Rm	Cash-settled share-based payment Rm	Total Rm
25. PROVISIONS					
GROUP					
For the year ended 31 December 2006					
At beginning of year	**572**	**156**	**23**		**751**
Charge to income statement	**210**	**(1)**	**13**	**5**	**227**
Additional provision	**210**		**13**	**5**	**228**
Unused amounts reversed		**(1)**			**(1)**
Interest adjustment	**37**	**21**			**58**
Provisions capitalised to property, plant and equipment		**10**			**10**
Acquisition of subsidiary	**68**				**68**
Utilised during year	**(13)**		**(4)**	**(2)**	**(19)**
Exchange differences	**11**	**12**			**23**
Unbundling of subsidiary	**(115)**	**(42)**			**(157)**
At end of year	**770**	**156**	**32**	**3**	**961**
Current portion included in current liabilities	**(21)**		**(9)**		**(30)**
Total non-current provisions	**749**	**156**	**23**	**3**	**931**
For the year ended 31 December 2005 – Restated					
At beginning of year	530	123	8		661
Charge to income statement	19	11	17		47
Interest adjustment	33	9			42
Provisions capitalised to property, plant and equipment		13			13
Utilised during year	(10)		(2)		(12)
At end of year	572	156	23		751
Current portion included in current liabilities	(18)		(6)		(24)
Total non-current provisions	554	156	17		727

	Environmental rehabilitation Rm	Decom-missioning Rm	Restruc-turing Rm	Cash-settled share-based payment Rm	Total Rm
25. PROVISIONS (continued)					
COMPANY					
For the year ended 31 December 2006					
At beginning of year	16				16
Charge to income statement – additional provision	1			5	6
Interest adjustment	1				1
Utilised during year				(2)	(2)
At end of year	18			3	21
Current portion included in current liabilities					
Total non-current provisions	18			3	21
For the year ended 31 December 2005 – Restated					
At beginning of year	15				15
Interest adjustment	1				1
Total non-current provisions	16				16

Environmental rehabilitation

Provision is made for environmental rehabilitation costs where either a legal or constructive obligation is recognised as a result of past events. Estimates are based upon costs that are regularly reviewed and adjusted as appropriate for new circumstances.

Decommissioning

During 2005 the environmental rehabilitation provision was reclassified into two separate provisions, namely the environmental rehabilitation provision and the decommissioning provision, the opening balance was adjusted to reflect the split. The decommissioning provision relates to decommissioning of property, plant and equipment where either a legal or constructive obligation is recognised as a result of past events. Estimates are based upon costs that are regularly reviewed and adjusted as appropriate for new circumstances.

25. PROVISIONS (continued)

Funding of environmental and decommissioning rehabilitation

Contributions towards the cost of the mine closure are also made to the Kumba Rehabilitation Trust Fund and the balance of the Fund amounted to R246 million (2005: R265 million) at year-end. This amount is included in the financial assets of the group. Cash flows will take place when the mines are rehabilitated.

Restructuring

The liability includes accruals for plant and facility closures, including the dismantling costs thereof, and employee termination costs, in terms of the announced restructuring plans for the Durnacol Mine. Provision is made on a piecemeal basis only for those restructuring obligations supported by a formally approved plan.
The restructuring will be completed within the next nine years.

Cash-settled share-based payment

Exxaro offered a cash-settled payment, based on the company's share price performance, to certain individuals who were under an embargo and not entitled to accept share scheme offers, due to their involvement in the empowerment transaction. The payments will be made over the next seven years depending on the share price performance of the company and the contracts of the individuals.

	Group 2006 Rm	Group Restated 2005 Rm	Company 2006 Rm	Company Restated 2005 Rm
26. DEFERRED TAXATION				
The movement on the deferred taxation account is as follows:				
At beginning of year as previously stated	**645**	782	**(21)**	(21)
Change in accounting policy (IFRIC 4)		(18)		
Restated balance	**645**	764	**(21)**	(21)
Non-distributable reserve charge				
– current	**21**	(4)		
Income statement charge				
– current (note 8)	**(240)**	(110)	**(55)**	
– prior	**48**	29		
– rate change		(29)		
– change in accounting policy (IFRIC 4)		(5)		
Acquisition of subsidiary	**430**			
Unbundling of subsidiary	**(536)**			
End of year	**368**	645	**(76)**	(21)
Comprising:				
Deferred taxation liabilities				
– Property, plant and equipment	**1 148**	1 011		
– Bad debts accrual	**(1)**			
– Foreign taxation losses carried forward	**(3)**	(5)		
– Inventories	**6**	13		
– Leave pay accrual	**(25)**	(36)		
– Provisions		(2)		
– Adjustment on foreign loan		40		
– Environmental rehabilitation asset	**60**	67		
– Lease liability	**(3)**	(22)		
– Decommissioning provision	**(4)**	(20)		
– Restoration provision	**(77)**	(60)		
– Prepayments	**3**	3		
– Unrealised profits	**13**			
– Assessed losses	**(1)**	(5)		
	1 116	984		

Notes to the annual financial statements
continued
for the year ended 31 December 2006

	Group 2006 Rm	Group Restated 2005 Rm	Company 2006 Rm	Company Restated 2005 Rm
26. DEFERRED TAXATION (continued)				
Deferred taxation assets				
– Provisions	**(13)**	(37)		
– Property, plant and equipment	**119**	281	**(2)**	(5)
– Environmental rehabilitation asset	**10**	3	**4**	3
– Decommissioning provision	**(9)**	(2)		
– Unrealised foreign exchange loss	**(8)**		**(8)**	
– Restoration provision	**(48)**	(24)	**(5)**	(4)
– Bad debt reassessment		(1)		(1)
– Lease liability	**(67)**			
– Leave pay accrual	**(20)**	(19)	**(6)**	(14)
– Prepayments	**1**	1		1
– Taxation losses carried forward	**(584)**	(365)	**(59)**	(1)
– Foreign taxation losses carried forward	**(129)**	(176)		
	(748)	(339)	**(76)**	(21)
	368	645	**(76)**	(21)
Calculated taxation losses				
– Tax losses utilised to reduce deferred taxation against South African taxable income included above	**2 017**	1 276	**203**	3
– Tax losses utilised to reduce deferred taxation against foreign taxable income included above	**444**	599		
The total deferred taxation assets raised with regard to assessed losses amount to R717 million (2005: R551 million), and is mainly attributable to the ramp-up phase of the heavy minerals project. The total deferred taxation assets not raised amount to R3 million (2005: R248 million).				
27. TRADE AND OTHER PAYABLES				
Trade payables	**636**	685	**19**	16
Other payables	**523**	494	**167**	90
Leave pay accrual	**158**	224	**21**	48
Derivative instruments	**4**	65		50
	1 321	1 468	**207**	204

	Group 2006 Rm	Group Restated 2005 Rm	Company 2006 Rm	Company Restated 2005 Rm
28. NOTES TO THE CASH FLOW STATEMENT				
28.1 Cash generated by/(utilised in) operations				
Net operating profit/(loss)	**20 697**	4 920	**17 380**	(107)
Adjusted for non-cash movements				
– Prior year adjustment		(42)		
– Depreciation and amortisation	**813**	826	**9**	7
– Impairment charges	**784**	28		7
– Excess over cost of acquisition of minority interest	**(36)**	(95)		
– Provisions	**227**	47	**5**	
– Foreign exchange revaluations and fair value adjustments	**(43)**	(56)	**27**	8
– Reconditionable spares usage	**5**	6		
– Net (profit)/deficit on disposal or scrapping of property, plant and equipment	**(2)**	(4)	**(6)**	2
– Net profit on disposal of investments	**(39)**	(1 179)	**(15)**	
– Fair value adjustment on unbundling of subsidiary	**(17 963)**		**(18 329)**	
– Share-based payment expenses	**765**	38	**696**	22
Cash generated by/(utilised in) operations	**5 208**	4 489	**(233)**	(61)
Working capital movements				
– (Increase) in inventories	**(583)**	(143)		
– Decrease/(increase) in trade and other receivables	**290**	(532)	**41**	85
– (Increase)/decrease in non-current financial assets	**(307)**	(157)	**13**	19
– Increase/(decrease) in trade and other payables	**172**	219	**5**	(7)
– Utilisation of provisions (note 25)	**(19)**	(12)	**(2)**	
	4 761	3 864	**(176)**	36

Notes to the annual financial statements
continued
for the year ended 31 December 2006

	Group		Company	
		Restated		Restated
	2006	2005	**2006**	2005
	Rm	Rm	**Rm**	Rm
28. NOTES TO THE CASH FLOW STATEMENT (continued)				
28.2 Income from equity accounted investments				
Income from equity accounted investments as per income statement	**159**	7		
Less: non-cash flow income from equity accounted investments	**(159)**	(7)		
28.3 Net financing costs				
Net financing costs for continued and discontinued operations	**(336)**	(282)	**(109)**	(118)
Financing costs not involving cash flow (note 25)	**58**	42	**1**	1
Change in accounting policy		51		
	(278)	(189)	**(108)**	(117)
28.4 Normal taxation paid				
Amounts unpaid at beginning of year	**(773)**	(182)	**29**	(1)
Amounts charged to the income statements	**(1 515)**	(1 522)	**(424)**	(186)
Acquisition of subsidiary	**(13)**			
Arising on translation of foreign entities	**(51)**	110		
Unbundling	**358**			
Amounts unpaid at end of year	**67**	773	**(16)**	(29)
	(1 927)	(821)	**(411)**	(216)
28.5 Dividends paid				
Amounts unpaid at beginning of year				
Dividends declared and paid	**(21 723)**	(1 430)	**(21 723)**	(1 430)
Less: non-cash flow dividend in specie on unbundling of subsidiary	**18 332**		**18 332**	
Dividends declared and paid by subsidiaries to minorities	**(9)**	(17)		
Amounts unpaid at end of year	**4**			
	(3 396)	(1 447)	**(3 391)**	(1 430)

	Group 2006 Rm	Group Restated 2005 Rm	Company 2006 Rm	Company Restated 2005 Rm
28. NOTES TO THE CASH FLOW STATEMENT (continued)				
28.6 Investments to maintain operations				
Replacement of property, plant and equipment	**(661)**	(353)	**(60)**	(25)
Reconditional spares	**(28)**	(36)		
	(689)	(389)	**(60)**	(25)
28.7 Investments to expand operations				
Expansion and new technology	**(1 321)**	(655)		
	(1321)	(655)		
28.8 Investment in other non-current assets				
Increase in associates, joint ventures and other investments	**(40)**	(3)		
(Increase)/decrease in investments in subsidiaries		(1 174)	**(3)**	96
	(40)	(1 177)	**(3)**	96
28.9 Foreign currency translation reserve				
At beginning of year	**(30)**	(121)	**1**	118
Closing balance	**379**	(30)		1
Movement	**409**	91	**(1)**	(117)
Transfers from NDR		30		
Unrealised profits/(losses) in relation to foreign transactions	**23**	(30)	**1**	117
Revaluation of long-term loans	**4**	(82)	**1**	(1)
Unbundling of subsidiary	**25**			
Less: arising on translation of foreign entities:	**161**	(71)	**(1)**	
– inventories	**57**	16		
– trade and other receivables	**152**	71		
– financial assets	**(49)**	(5)		
– trade and other payables	**(130)**	(77)		
– utilisation of provision	**(22)**			
– taxation paid	**(51)**	(21)		
– dividends paid	**1**	7		
– property, plant and equipment acquired	**233**	67		
– intangible assets	**11**	4		
– investments acquired	**150**	(115)		
– long-term loans	**(203)**	(4)	**(1)**	
– short-term loans	**8**	(9)		
– minority loans		(56)		
– share capital	**4**	51		
	300	80	**2**	(1)

Notes to the annual financial statements
continued
for the year ended 31 December 2006

	Group 2006 Rm	Group Restated 2005 Rm	Company 2006 Rm	Company Restated 2005 Rm
28. NOTES TO THE CASH FLOW STATEMENT (continued)				
28.10 Translation of foreign cash and cash equivalents				
Translation differences on cash and cash equivalents	**191**	112		

29. BUSINESS COMBINATION

On 1 November 2006, the group acquired 100% of the issued share capital of Eyesizwe Coal (Pty) Limited, which is included in the coal business segment.

The acquired business contributed revenues of R329 million and operating profits of R7 million to the group for the period from 1 November 2006 to 31 December 2006.

If the date of acquisition was 1 January 2006 the revenue contribution would have been R1 880 million and the net operating profit R27 million.

	Rm
Details of assets acquired are as follows:	
Purchase consideration:	
– cash paid on acquisition	**1 607**
– fair value of assets acquired	**(1 607)**
Goodwill	
The assets and liabilities arising from the acquisition are as follows:	
– cash and cash equivalents	**62**
– property, plant and equipment	**2 026**
– financial assets	**34**
– investments	**42**
– inventories	**53**
– trade and other receivables	**243**
– trade and other payables	**(222)**
– interest-bearing borrowings	**(120)**
– non-current provisions	**(68)**
– Receiver of revenue	**(13)**
– deferred taxation	**(430)**
– fair value of net assets	**1 607**
Total purchase consideration	**(1 607)**
– *Less:* cash and cash equivalents in subsidiary acquired	**62**
Cash outflow on acquisition of subsidiary (refer to cash flow statement)	**(1 545)**

30. FINANCIAL INSTRUMENTS

The centralised corporate treasury function (other than Exxaro Australia Sands Pty Limited which operates on a decentralised basis, but within the approved group policies) provides services to all the businesses in the group, co-ordinates access to domestic and international financial markets, and manages the financial risks relating to the group's operations.

The group's objective in using financial instruments is to reduce the uncertainty over future cash flows arising from movements in currency, interest rates and base metal prices. Currency and interest rate exposure is managed within board-approved policies and guidelines, which restrict the use of derivatives to the hedging of specific underlying currency, interest rate and base metal price exposures. Compliance with group policies and exposure limits is reviewed by the internal auditors on a continuous basis and they report the results to the board audit committee.

30.1 Foreign currency risk management

The group undertakes transactions denominated in foreign currencies, hence exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilising forward exchange contracts (FECs), currency options and currency swap agreements.

The group maintains a fully covered exchange rate position in respect of foreign currency borrowings and imported capital equipment resulting in these exposures being fully converted to rand. Trade-related import exposures are managed through the use of natural hedges arising from export revenue as well as through FECs. Trade-related export exposures are hedged using FECs and currency options with specific focus on short-term receivables.

In respect of a US$60 million (2005: US$60 million) loan liability of Exxaro Australia Sands Pty Limited, a natural hedge exists between US$ revenue and US$ borrowings. Accordingly, future sales proceeds to be applied to the repayment of US$ borrowings are recorded at the historical exchange rate effective at the date of loan draw down.

Material FECs and currency options, which relate to specific balance sheet items, that do not form part of a hedging relationship or for which hedge accounting was not applied at 31 December 2006 and 31 December 2005, are summarised below:

Notes to the annual financial statements
continued

for the year ended 31 December 2006

	Foreign amount million	Market related value Rm	Contract value Rm	Recognised fair value gains/losses Rm
30. FINANCIAL INSTRUMENTS (continued)				
Foreign currency				
2006				
Exports				
United States Dollar – FECs	14	105	102	(3)
Imports				
United States Dollar – FECs	10	72	74	(2)
Foreign currency				
2005				
Exports				
United States Dollar – FECs	40	256	267	11
United States Dollar – Put options	1	6	7	(1)
United States Dollar – Call options	1	7	7	
Loans				
United States Dollar[1]	100	633	681	(48)

1 Kumba entered into a syndicated loan of US$150 million, of which US$100 million was drawn down at 31 December 2005.
The fair value profit of R48 million of the liability has been accounted for in foreign exchange profits.
The amount drawn down has been hedged by entering into a cross currency swap.
The fair value of the cross currency swap is included in the table above.

The group has entered into certain forward exchange contracts, which relate to specific foreign commitments not yet due and export earnings for which the proceeds are not yet receivable. Details of the contracts at 31 December 2006 and 31 December 2005, are as follows:

	Foreign amount million	Market related value Rm	Contract value Rm	Recognised fair value in equity Rm
Foreign currency				
2006				
Imports				
United States Dollar – FECs7	48	50	(2)	
Euro – FECs	1	4	5	(1)
Canadian Dollar – FECs	1	1	1	
Australian Dollars – FECs	2	11	11	

Note: unrealised exchange gains or losses amounting to R27 million (31 December 2005: R12 million) arising from the revaluation of Exxaro Australia Sands Pty Limited foreign currency loans which are a natural hedge against specific future export sales revenue, are recognised in equity as hedge accounting has been applied.

	Foreign amount million	Market related value Rm	Contract value Rm	Recognised fair value in equity Rm
30. FINANCIAL INSTRUMENTS (continued)				
Foreign currency				
2005				
Imports				
United States Dollar – FECs	2	13	14	(1)
Euro – FECs	10	79	84	(5)
Japanese Yen – FECs	514	27	30	(3)
Attributable to minorities				(7)

Uncovered debtors at 31 December 2006 amounted to US$21 million (2005: US$171 million). All capital imports were fully hedged. Imports (other than capital imports) not fully hedged amount to US$8 million (2005: US$2 million) and AU$nil million (2005: AU$3 million). Monetary items have been translated at the closing rate at the last day of the reporting period US$1: R6,98 (2005: US$1: R6,33).

30.2 Price hedging

Prices for future purchases and sales of goods and services are generally established on normal commercial terms through agents or direct with suppliers and customers. Price hedging is undertaken on a limited scale for future zinc sales at Rosh Pinah Zinc Corporation (Pty) Limited and Exxaro Base Metals (Pty) Limited to secure operating margins and reduce cash flow volatility. The forward hedged position at balance sheet date is shown below:

	Tonnes	Market related value Rm	Contract value Rm	Recognised losses Rm
2006				
Recognised transactions				
2005				
Recognised transactions	4 600	55	49	(6)

30.3 Interest rate risk management

The group is exposed to interest rate risk as it borrows and deposits funds at both fixed and floating interest rates. The risk is managed by maintaining an appropriate mix between fixed and floating rate borrowings taking into account future interest rate expectations.

30. FINANCIAL INSTRUMENTS (continued)

30.3 Interest rate risk management (continued)

A proportion of term borrowings was entered into at floating interest rates in anticipation of a decrease in the interest rate cycle.

The interest rate repricing profile is summarised below:

	1 – 6 months Rm	7 – 12 months Rm	Beyond 1 year Rm	Total borrowings Rm
At 31 December 2006				
Term borrowings	**557**		**657**	**1 214**
Call borrowings	**613**			**613**
% of total borrowings	**64**		**36**	**100**
	Rm	Rm	Rm	Rm
At 31 December 2005				
Term borrowings	1 349		1 547	2 896
Call borrowings	225			225
% of total borrowings	50		50	100

The group makes use of interest rate derivatives to hedge specific exposures in the interest rate repricing profile of existing borrowings. The value of borrowings hedged by interest rate derivatives, the instruments used and the respective rates applicable to these contracts were as follows:

	Borrowings hedged Rm	Floating interest payable %	Floating interest receivable %	Fixed interest payable %	Fixed interest receivable %	Recognised fair value gain/(loss) Rm
At 31 December 2006						
At 31 December 2005						
Local:						
Interest rate derivatives up to 1 year:						
– Interest rate swaps	41		3m Jibar + 1,625% margin	10,43		(0,40)
Interest rate derivatives beyond 1 year:						
– Interest rate swaps	85		3m Jibar + 3,06% margin		12,41	2,60

	Borrowings hedged Rm	Floating interest payable %	Floating interest receivable %	Fixed interest payable %	Fixed interest receivable %	Recognised fair value gain/(loss) Rm
30. FINANCIAL INSTRUMENTS (continued)						
30.3 Interest rate risk management (continued)						
Foreign:						
Interest rate derivatives beyond 1 year:						
– Cross currency swaps	$30m	3m Jibar + 0,95% margin	3m Libor + 0,7% margin			(12,60)
	$20m	3m Jibar + 0,91% margin	3m Libor + 0,7% margin			(8,30)
	$15m	3m Jibar + 0,90% margin	3m Libor + 0,7% margin			(8,20)
	$15m	3m Jibar + 0,90% margin	3m Libor + 0,7% margin			(8,20)
	$10m	3m Jibar + 0,88% margin	3m Libor + 0,7% margin			(5,40)
	$10m	3m Jibar + 0,89% margin	3m Libor + 0,7% margin			(5,40)

30.4 Maturity profile of financial instruments

The maturity profiles of financial assets and liabilities at 31 December 2006 and 31 December 2005 are summarised in the next page:

	0 – 12 months Rm	1 – 2 years Rm	3 – 5 years Rm	>5 years Rm	Total Rm
30. FINANCIAL INSTRUMENTS (continued)					
30.4 Maturity profile of financial instruments					
(The derivative instruments reflect the contract amounts)					
At 31 December 2006					
Assets					
Financial assets		**46**	**95**	**552**	**693**
Cash and cash equivalents	**906**				**906**
Trade and other receivables	**1 663**				**1 663**
Liabilities					
Interest-bearing borrowings	**613**		**379**	**835**	**1 827**
Trade and other payables	**1 321**				**1 321**
	635	**46**	**(284)**	**(283)**	**114**
Percentage profile (%)	**558**	**40**	**(249)**	**(249)**	**100**
At 31 December 2005					
Restated					
Assets					
Financial assets		32	65	295	392
Cash and cash equivalents	1 483				1 483
Trade and other receivables	2 066				2 066
Liabilities					
Interest-bearing borrowings	911	923	972	315	3 121
Trade and other payables	1 468				1 468
	1 170	(891)	(907)	(20)	(648)
Percentage profile (%)	(181)	138	140	3	100

	0 – 12 months Rm	1 – 2 years Rm	3 – 5 years Rm	>5 years Rm	Total Rm
30. FINANCIAL INSTRUMENTS (continued)					
30.4 Maturity profile of financial instruments					
Derivative instruments at 31 December 2006 (included in the above)					
Recognised transactions					
– Buy	**74**				**74**
– Sell	**102**				**102**
Forecast transactions					
– Buy	**67**				**67**
– Sell					
Derivative instruments at 31 December 2005 (included in the above)					
Recognised transactions					
– Buy			681		681
– Sell	329				329
Forecast transactions					
– Buy	129				129
– Sell					

30.5 Fair value of financial instruments

At 31 December 2006 the carrying amounts of cash and cash equivalents, trade and other receivables and trade and other payables approximate their fair values due to the short-term maturities of these assets and liabilities.

	Carrying value		Fair value	
	2006	2005	**2006**	2005
	Rm	Rm	**Rm**	Rm
30. FINANCIAL INSTRUMENTS (continued)				
30.5 Fair value of financial instruments (continued)				
Assets				
Financial assets	**693**	392	**693**	392
Cash and cash equivalents	**906**	1 483	**906**	1 483
Trade and other receivables	**1 663**	2 066	**1 663**	2 066
Liabilities				
Non-current interest-bearing borrowings	**1 214**	2 210		
Long-term borrowings	**965**	1 962	**849**	1 879
Finance leases IFRIC 4	**246**	247		
Other finance leases	**3**	1		
Current interest-bearing borrowings	**613**	911		
Long-term borrowings	**610**	910	**610**	1 026
Finance leases IFRIC 4				
Other finance leases	**3**	1		
Trade and other payables	**1 321**	1 468	**1 321**	1 468

Liabilities

The fair value of long and medium-term borrowings is calculated using quoted prices, or where such prices are not available, discounted cash flow analyses using the applicable yield curve for the duration of the borrowing.

Derivative instruments

Comprise forward exchange contracts, currency options, interest rate collars and swaps as well as zinc forward contracts. The fair value of derivative instruments, included in hedging assets and liabilities are calculated using quoted prices. Where such prices are not available, use is made of discounted cash flow analyses using the applicable yield curve for the duration of the instruments.

	31 Dec 2006 Rm	31 Dec 2005 Rm
30. FINANCIAL INSTRUMENTS (continued)		
30.5 Fair value of financial instruments (continued)		
At 31 December 2006, the negative R8 million (2005: net negative R52 million) fair value of instruments is made up of:		
– Favourable contracts		11
– Unfavourable contracts	**8**	63

When an anticipated future transaction has been hedged and the underlying position has not been recognised in the financial statements, any change in fair value of the hedging instrument is recognised directly in equity.

30.6 Credit risk management

Credit risk relates to potential exposure on cash and cash equivalents, investments, trade receivables and hedged positions. The group limits its counterparty exposure arising from money market and derivative instruments by only dealing with well-established financial institutions of high credit standing. The group exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded are spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved by the board annually.

Trade receivables consist of a number of customers, with whom Exxaro has long-standing relationships. A high portion of term supply arrangements exists with such clients resulting in limited credit exposure which exposure, where dictated by customer credit worthiness or country risk assessment, is further mitigated through a combination of confirmed letters of credit and credit risk insurance.

Notes to the annual financial statements
continued
for the year ended 31 December 2006

	2006 %	2005 %
30. FINANCIAL INSTRUMENTS (continued)		
30.6 Credit risk management (continued)		
Detail of the credit risk exposure above 5%:		
By industry		
Manufacturing (including structural metal)	**76**	95
Public utilities	**21**	5
Other	**3**	
	100	100
By geographical area		
South Africa	**59**	28
Asia	**6**	32
Europe	**11**	21
USA	**21**	17
Other	**3**	2
	100	100

30.7 Liquidity risk management

The group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate unutilised borrowing facilities are maintained.

	2006 Rm	2005 Rm
Borrowing capacity is determined by the directors in terms of the Articles of Association, from time to time:		
Amount approved	**10 178**	7 319
Total borrowings	**1 827**	3 121
Unutilised borrowing capacity	**8 351**	4 198

The group's capital base, the borrowing powers of the company and the group were set at 125% of shareholders' funds for the 2006 financial year (2005: 100%).

31. RELATED PARTY TRANSACTIONS

During the year the company and its subsidiaries, in the ordinary course of business, entered into various sale and purchase transactions with associates and joint ventures. These transactions occurred under terms that are no less favourable than those arranged with third parties.

Associates and joint ventures

Details of investments in associates and joint ventures are disclosed in note 17 and annexure 2 whilst income is disclosed in note 17. Interest income from joint ventures of Rnil million (2005: R3 million) is included in net financing costs (note 5).

The group purchased goods and services to the value of R78 million (2005: R81 million)[1] from, and sold goods to the value of R7 million (2005: Rnil million) to associates and joint ventures.

The outstanding balances at year-end are as follows:

- Included in trade and other receivables (note 21) R11 million (2005: R364 million)[1]
- Included in trade and other payables (note 27) R32 million (2005: Rnil million)
- Included in cash and cash equivalents R394 million (2005: R347 million)[2]
- Included in the carrying value of associates and joint ventures (note 17) are long-term loans of Rnil million (2005: R2 million)
- Included in long-term receivables Rnil million (2005: Rnil million) (note 19)
- Included in financial assets R20 million (2005: Rnil million) (note 19)

1 2005 adjusted to include Trans Orient Ore Supplies (Pty) Limited and RoshSkor Township.
2 2005 adjusted to include Tiwest.

Subsidiaries

Details of income from, and investments in subsidiaries are disclosed in notes 6 and 18 respectively, and annexure 3.

Corporate service fee from subsidiaries

The following corporate service fees were received by Exxaro Resources Limited for essential services rendered:

	2006 **Rm**	2005 Restated Rm
Sishen Iron Ore Company (Pty) Limited	**58**	170
Exxaro Coal (Pty) Limited	**57**	55
Exxaro Base Metals (Pty) Limited	**17**	19
Exxaro Sands (Pty) Limited	**15**	
	147	244

Notes to the annual financial statements
continued
for the year ended 31 December 2006

31. RELATED PARTY TRANSACTIONS (continued)

Completion guarantees

Exxaro Resources Limited provides completion guarantees on behalf of Exxaro TSA Sands (Pty) Limited (previously Ticor South Africa (Pty) Limited) and Exxaro Sands (Pty) Limited (previously Ticor South Africa KZN (Pty) Limited) to an amount of Rnil million (2005: R869 million). On consolidation the guarantees are eliminated as the liabilities of Exxaro TSA Sands and Exxaro Sands are consolidated onto the group balance sheet.

Special purpose entities

The group has an interest in the following special purpose entities which are consolidated unless otherwise indicated:

Entity	Nature of business
Ferrosure (South Africa) Insurance Company Limited	Insurance captive
Kumba Environmental Rehabilitation Trust Fund	Trust fund for mine closure
Merrill Lynch Insurance PCC Limited	Offshore insurance captive
Minco Leasing Limited[1]	Financing company
Oreco Leasing Limited[2]	Financing company
Vulcan Leasing Limited[1]	Financing company
Kumba Resources Management Share Trust	Management share incentive trust
Exxaro Employee Empowerment Participation Scheme Trust	Employee share incentive trust

1 Consolidated for 10 months, unbundled to iron ore business.
2 Consolidated 100% for 10 months and 25% for 2 months.

Directors

Details relating to directors' emoluments and shareholdings (including options) in the company are disclosed in the report of the directors.

Senior employees

Details relating to option and share transactions are disclosed in note 33.

Key management personnel

For Exxaro Resources Limited other than the executive and non-executive directors, no other key management personnel were identified. Refer to page 71 for details on directors' remuneration.

31. RELATED PARTY TRANSACTIONS (continued)

For the group, the directors of the major subsidiaries have been identified as being key management personnel. The major subsidiaries are considered to be the following:

Sishen Iron Ore Company (Pty) Limited[1]
Exxaro Coal (Pty) Limited
Exxaro TSA Sands (Pty) Limited
Exxaro Sands (Pty) Limited
Exxaro Australia Sands Pty Limited
Exxaro Base Metals (Pty) Limited
Kumba International BV[1]
Exxaro International BV

	2006 Rm	2005 Rm
Short-term employee benefits	**43**	36
Termination benefits	**5**	1
Share-based payments – related expense	**23**	5
Total compensation paid to key management personnel	**71**	42

1 Major subsidiary until 31 October 2006.

Anglo group

For the period until 31 October 2006 Kumba Resources's majority shareholder and parent was Anglo American Capital Limited, with the ultimate controlling party being Anglo American plc. The Kumba Resources group purchased goods and services to the value of R295 million (2005: R190 million) from, and sold goods to the value of R52 million (2005: R152 million) to fellow subsidiaries of the Anglo group.

From 1 November 2006 Anglo American Capital Limited and its subsidiaries, are no longer considered to be a related party.

The outstanding balances at year-end are as follows:
- Included in trade and other receivables (note 21) Rnil million (2005: R14 million).
- Included in trade and other payables (note 27) Rnil million (2005: R29 million).
- Doubtful debts of Rnil million (2005: R4 million) have been provided for.

Shareholders

The principal shareholders of the company at 31 December 2006 are detailed in the "Analysis of Shareholders" schedule on page 203 of the annual report.

Contingent liabilities

Details are disclosed in note 34.

Notes to the annual financial statements
continued
for the year ended 31 December 2006

	Iron ore		Coal		Mineral sands	
	2006	2005 Restated	**2006**	2005 Restated	**2006**	2005 Restated
	Rm	Rm	**Rm**	Rm	**Rm**	Rm
32. SEGMENT REPORTING						
Business segmentation						
Segment revenue						
– continuing operations						
– Total turnover			**2 882**	2 187	**1 859**	1 927
– Inter-group						
External			**2 882**	2 187	**1 859**	1 927
Segment revenue – discontinued operations	**6 483**	6 573				
Segment net operating profit/(loss) – continuing operations			**599**	554	**(698)**	259
Segment net operating profit – discontinued operations[1]	**3 098**	3 931				
Depreciation and amortisation of intangible assets	**226**	297	**208**	151	**303**	313
Impairment charge and reversals				1	**784**	22
Excess over cost of acquisition of minority interest					**(36)**	
Net surplus on disposal of investment	**(1 571)**					
Fair value adjustment on unbundling on subsidiary						
Other non-cash flow items not disclosed above	**14**	33	**217**	14	**20**	(77)
Cash generated by operations	**1 767**	4 261	**1 024**	720	**373**	517
Cash inflow from operations	**3 373**	2 594	**554**	752	**181**	375
Income/(loss) from equity accounted investments	**118**					
Capital expenditure	**1 214**	404	**338**	347	**266**	190
Segment assets and liabilities						
– Assets		5 444	**2 905**	1 470	**644**	2 588
– Investments in associates and joint ventures		1		1		
– Deferred tax assets					**533**	135
Total assets		5 445	**2 905**	1 471	**1 177**	2 723
– Liabilities		620	**1 035**	546	**1 185**	2 190
– Deferred tax liabilities		553	**863**	377	**194**	6
– Taxation		723	**78**	33	**(4)**	(4)
Total liabilities		1 896	**1 976**	956	**1 375**	2 192
Number of employees (number)		4 308	**5 782**	2 589	**943**	968

1 *2005 includes pre-tax settlement proceeds of R1 163 million from the disposal of the interest in the Hope Downs project.*

Base metals		Industrial minerals		Other		Total	
2006	2005 Restated	**2006**	2005 Restated	**2006**	2005 Restated	**2006**	2005 Restated
Rm	Rm	**Rm**	Rm	**Rm**	Rm	**Rm**	Rm
2 379	1 070	**146**	137	**32**	30	**7 298**	5 351
		(24)	(30)	**(11)**	(13)	**(35)**	(43)
2 379	1 070	**122**	107	**21**	17	**7 263**	5 308
						6 483	6 573
609	69	**26**	26	**17 063**	81	**17 599**	989
						3 098	3 931
60	51	**6**	6	**10**	8	**813**	826
	(2)				7	**784**	28
					(95)	**(36)**	(95)
(3)		**20**		**1 515**	(1 179)	**(39)**	(1 179)
				(17 963)		**(17 963)**	
14	6		2	**687**	11	**952**	(11)
680	124	**52**	34	**1 312**	(1 167)	**5 208**	4 489
348	(11)	**23**	34	**282**	120	**4 761**	3 864
41	12				(5)	**159**	7
116	71	**5**	7	**71**	25	**2 010**	1 044
723	185	**103**	93	**7 958**	4 211	**12 333**	13 991
161	93			**223**		**384**	95
5	14		1	**210**	189	**748**	339
889	292	**103**	94	**8 391**	4 400	**13 465**	14 425
525	366	**21**	22	**1 347**	1 596	**4 113**	5 340
43	29	**7**	8	**9**	11	**1 116**	984
(21)	(20)	**1**	1	**13**	40	**67**	773
547	375	**29**	31	**1 369**	1 647	**5 296**	7 097
1 186	1 300	**146**	147	**757**	785	**8 814**	10 097

	Segment revenue – continuing operations 2006 Rm	Segment revenue – continuing operations Restated 2005 Rm	Segment revenue – discontinued operations 2006 Rm
32. SEGMENT REPORTING (continued)			
Geographical segmentation			
– South Africa	**4 828**	3 019	**788**
– Africa	**3**	4	
– Europe	**559**	539	**1 919**
– Asia	**384**	338	**3 776**
– Australia	**8**	14	
– Other	**1 481**	1 394	
Total segment	**7 263**	5 308	**6 483**

Total segment revenue, which excludes value-added tax and sales between group companies, represents the gross value of goods invoiced. Export revenue are recorded according to the relevant sales terms, when the risks and rewards of ownership are transferred.

Total segment revenue further includes operating revenues directly and reasonably allocable to the segments.

Segment revenue includes sales made between segments. These sales are made on a commercial basis.

Segment net operating profit equals segment revenue less segment expenses and includes impairment charges. Segment expenses represent direct or reasonably allocable operating expenses on a segment basis. Segment expenses exclude interest, losses on investments and income tax expenses, but include corporate costs.

Segment assets and liabilities include directly and reasonably allocable operating assets, investments in associates and joint ventures and liabilities.

Segment revenue – discontinued operations Restated 2005 Rm	**Carrying amount of segment assets 2006 Rm**	Carrying amount of segment assets Restated 2005 Rm	**Additions to property, plant and equipment (cash flow) 2006 Rm**	Additions to property, plant and equipment (cash flow) Restated 2005 Rm
974	**6 404**	(2 682)	**1 796**	672
	1 636	10 777	**61**	305
1 730	**1 204**	4 370		
3 869	**102**	387		
	3 286	1 242	**153**	67
	85	(8)		
6 573	**12 717**	14 086	**2 010**	1 044

33. EMPLOYEE BENEFITS

Retirement funds

Independent funds provide retirement and other benefits for all permanent employees, retired employees, and their dependants. At the end of the financial year, the main funds to which Exxaro was a participating employer, were as follows:

- Exxaro Selector Pension Fund and Exxaro Selector Provident Fund, both operating as defined contribution funds.
- Iscor Employees' Provident Fund, operating as a defined contribution fund.
- Mine Workers Provident Fund, operating as a defined contribution fund.
- Sentinel Mining Industry Retirement Fund, operating as a defined contribution fund.
- Mittal Steel South Africa Pensioenfonds (previously Iscor Pension Fund), operating as a defined benefit fund. This fund is closed to new entrants.
- Iscor Retirement Fund, operating as a defined benefit fund. This fund is closed to new entrants.

The Selector funds were renamed in line with the change in name from Kumba Resources Limited to Exxaro Resources Limited.

Due to the acquisition of Eyesizwe Coal (Pty) Limited effective 1 November 2006, the Exxaro group is now a participating employer in additional defined contribution funds, of which the Mine Workers Provident Fund is the main fund of choice of the former Eyesizwe employees.

In compliance with the Pension Fund Act after the unbundling of Kumba Iron Ore Limited, Sishen Iron Ore Company employees will be transferred to the newly created Kumba Iron Ore Selector Pension and Provident Fund once all regulatory approvals have been obtained.

Members pay a contribution of 7%, with the employer's contribution of 10% to the above funds, being expensed as incurred.

All funds registered in the Republic of South Africa are governed by the South African Pension Funds Act of 1956.

33. EMPLOYEE BENEFITS (continued)

Defined contribution funds

Membership of each fund at 31 December 2006 and 31 December 2005 and employer contributions to each fund were as follows:

	Working members 2006* Number	Working members 2005 Number	**Employer contri-butions 2006* Rm**	Employer contri-butions 2005 Rm
Exxaro Selector Funds	**3 498**	3 230	**66**	58
Iscor Employees' Provident Fund	**5 697**	5 574	**33**	35
Mine Workers Provident Fund**	**1 696**		**2**	
Sentinel Mining Industry Retirement Fund***	**623**	37	**5**	2
Other funds	**1 337**	841	**20**	21
	12 851	9 682	**126**	116

* *Membership and contributions of Sishen Iron Ore Company employees is for the 10 months period to 31 October 2006.*

** *Contribution for two months only in 2006.*

*** *Contributions in 2005 are for the former Kumba employees. Membership and contributions in 2006 are for the former Kumba employees for the full year and Eyesizwe Coal employees for the two months to December 2006.*

Due to the nature of these funds the accrued liabilities by definition equates to the total assets under control of these funds.

Defined benefit funds

Statutory actuarial valuations are performed at intervals of not more than three years. The valuations are performed at the financial year end of the funds in question which is 31 December. At the last statutory valuation of the funds (Mittal Steel South Africa Pensioenfonds at 31 December 2004 and the Iscor Retirement Fund at 31 December 2005) and at the interim valuation at 31 December 2005 for the Mittal Steel South Africa Pensioenfonds, the actuaries were of the opinion that the funds were adequately funded. The surplus apportionment schemes of both the defined benefit funds have been recorded as a nil scheme by the Registrar of Pension Funds.

33. EMPLOYEE BENEFITS (continued)

Funded status

The funded status of the two defined retirement benefit funds (Mittal Steel South Africa Pensioenfonds at 31 December 2005 and Iscor Retirement Fund at 31 December 2005) for members and pensioners of Mittal Steel SA, and pensioners of Exxaro, was as follows:

	Mittal Steel South Africa Pensioenfonds 2005 Rm	Iscor Retirement Fund 2005 Rm
Fair value of plan assets	6 593	350
Present value of funded obligation	(6 593)	(350)
Net asset		
Surplus not recognised		
Unrecognised actuarial losses		
Net liability as per balance sheet		

The pension plan assets consist primarily of equity (local and offshore), interest-bearing stock and property.

The actual return on the assets in the Mittal Steel South Africa Pensioenfonds at 31 December 2005 amounted to R579 million (2004: R1 339 million) and in the Iscor Retirement fund to R137 million.

Principle actuarial assumptions (expressed as weighted averages) at 31 December 2005 and 2004 respectively, were as follows:

	Mittal South Africa Pensioenfonds		Iscor Retirement Fund
	interim valuation 2005 %	statutory valuation 2004 %	statutory valuation 2005 %
Pre-retirement discount rate	7,5	10,0	10,0
Post-retirement discount rate	5,0	5,0	4,5
Expected real after tax return on fund's assets	3,5	3,5	
Future general and merit salary increases	8,5	8,5	

Future pension increases were allowed to the extent that the investment return exceeds the post-retirement discount rate.

33. EMPLOYEE BENEFITS (continued)

Medical funds

The group and company contribute to defined benefit medical aid schemes for the benefit of permanent employees and their dependants who choose to belong to one of a number of employer accredited schemes. The contributions charged against income amounted to R64 million (2005: R62 million). Exxaro has no post-retirement medical aid obligation for current or retired employees.

Equity compensation benefits

The shareholders of Kumba Resources approved on 2 November 2006 an empowerment transaction which in essence entailed the unbundling of Kumba's iron ore business. Kumba Iron Ore Limited which listed on 20 November 2006, owns 74% of Sishen Iron Ore Company (Pty) Limited (Sishen Iron Ore) on December 2006. Kumba Resources was renamed Exxaro Resources on 27 November 2006.

As Sishen Iron Ore Company was a wholly-owned subsidiary of Kumba Resources before the unbundling of Kumba Iron Ore Limited, senior employees and directors of Sishen Iron Ore Company were eligible to participate in the Kumba Resources management share incentive plans.

In order to place, as far as possible, all participants in the Kumba Resources Management Share Option Scheme in the position they would have been in if they were shareholders of Kumba Resources at the time of the implementation of the empowerment transaction, the schemes continued in Exxaro and in Kumba Iron Ore, subject to certain amendments that were made to the Kumba Resources Management Share Option Plan.

Kumba Resources operated the Kumba Management Deferred Purchase Share Scheme and the Kumba Management Share Option Scheme for senior employees and executive directors of Kumba.

The Kumba Management Deferred Purchase Share Scheme consisted of a combination of an option scheme, a purchase scheme and a deferred purchase scheme and governed to maturity the share scheme rights and obligations of employees which were in existence at the time of transfer of the employees from Iscor to Kumba on unbundling of Kumba effective July 2001. Participants of the Exxaro and Kumba Iron Ore Management Deferred Purchase schemes who have been granted deferred purchase shares received an Exxaro share and a Kumba Iron Ore share for every deferred purchase share held under the original purchase agreement.

33. EMPLOYEE BENEFITS (continued)

Equity compensation benefits (continued)

The Kumba Management Share Option Scheme consists of the granting of options in respect of ordinary Kumba shares, at market value, to eligible participants.

The aggregate number of shares in the issued share capital of Exxaro (previously Kumba) which may at any time be purchased by or allocated and issued to the trustees of both the Exxaro (previously Kumba) Management Deferred Purchase Share Scheme, the Exxaro (previously Kumba) Management Share Option Scheme, long-term Incentive Plan and Deferred Bonus Plan may not exceed 10% in total of the ordinary shares then in issue in the share capital of Exxaro (previously Kumba).

The maximum number of Exxaro (previously Kumba) shares to which any one eligible participant is entitled in total in respect of all schemes albeit by way of an allotment and issue of Exxaro (previously Kumba) shares and/or the grant of options shall not exceed 1% of the shares then in issue in the share capital of Exxaro (previously Kumba).

Shares and/or options held in terms of Exxaro Management Deferred Purchase Share Scheme are released in five equal tranches commencing on the second anniversary of an offer date and expire on the ninth anniversary of an offer date.

Options granted in terms of the Exxaro Management Share Option Scheme can be exercised over five years commencing on the first anniversary of the offer date. If the options are accepted by participants, the vesting periods, unless decided otherwise by the directors, are as follows:

- 10% after first anniversary of offer date
- Additional 20% after second anniversary of offer date
- Additional 20% after third anniversary of offer date
- Additional 25% after fourth anniversary of offer date
- Additional 25% after fifth anniversary of offer date

The options not exercised lapse by the seventh anniversary of the offer date.

Participants of the Exxaro and Kumba Iron Ore Management Share Option schemes exchanged each of their Kumba Resources options for an Exxaro option and a Kumba Iron Ore option. The strike price of each Kumba Resources option was apportioned between the Exxaro option and the Kumba Iron Ore option with reference to the volume weighted average price (VWAP) at which Exxaro and Kumba Iron Ore traded for the first 22 days post the implementation of the empowerment transaction. The VWAP was calculated as 32,81% for Exxaro and 67,19% for Kumba Iron Ore.

33. EMPLOYEE BENEFITS (continued)

Equity compensation benefits (continued)

The Exxaro employees' options in the Exxaro Management Share Option schemes are released on the dates that the original options would have vested.

Their options relating to Kumba Iron Ore are released on the earlier of:

- the date that the original options would have vested; or
- 24 months from the date of unbundling.

The Kumba Iron Ore options held by Exxaro employees lapse 42 months after the date of unbundling.

According to the rules of the long-term Incentive Plan (LTIP) executive directors and senior employees of Exxaro Resources and its subsidiaries are awarded rights to a number of ordinary Exxaro shares. The vesting of LTIP awards are conditional upon the achievement of group performance levels (established by the human resources and remuneration committee of the board) over a performance period of three years. The extent to which the performance conditions are met governs the number of shares that vest. The performance conditions set for the initial grant were as follows:

- the total shareholder return (TSR) condition: the Exxaro TSR will be compared to the TSR of a peer group over the three-year performance period, averaged over a six-month period. The peer group comprises of at least 16 members.
- the return on capital employed (ROCE) condition: the ROCE measure is a return on capital employed measure with a number of adjustments.

Targets are set by the committee based on existing ROCE performance in the base year of an LTIP and planned ROCE performance in the final year of the LTIP performance period.

Kumba, at its election would have settled the conditional awards by issuing new shares or by instructing any third party to acquire and deliver the shares to the participants. Kumba however, elected to collapse the scheme before the implementation of the empowerment transaction, since it would have been difficult to firstly measure the performance post the unbundling and also to take into account that employees of both Exxaro and Kumba Iron Ore needed to be compensated for accrued/vested benefits up to the date of the unbundling.

The extent to which the conditions were satisfied up to the date of the unbundling, determined the number of shares deemed to vest for each participant. The cash settlement amount payable to each participant was determined by multiplying the number of shares deemed to vest in each participant by the 30-day VWAP of Kumba Resources shares as at the last practicable date prior to the posting of the transaction documentation to Kumba shareholders.

33. EMPLOYEE BENEFITS (continued)

Equity compensation benefits (continued)

According to the Deferred Bonus Plan (DBP) rules, executive directors and senior employees of Kumba and its subsidiaries had the opportunity to acquire shares ("pledged shares") on the open market with 50% of the after tax component of their annual bonus. After the pledged shares have been acquired, the shares are held by an Escrow Agent for the absolute benefit of the participant for a pledge period of three years.

A participant may at its election dispose of and withdraw the pledged shares from Escrow at any stage. However, if the pledged shares are withdrawn from escrow, before the expiry of the pledge period, the participant forfeits the matching award.
The participant will qualify for a matching award at the end of the pledge period on condition that the participant is still employed and the pledged shares are still in escrow. The matching award entitles a participant to a number of shares equal in value to the pledged shares. Upon vesting, the pledged shares and the matching award are transferred and released to the participant and rank pari passu in all respects with the existing issued shares of Exxaro.

The company may settle the matching award by issuing new shares or alternatively, instruct any third party to acquire and deliver the shares to the participant. The scheme was also collapsed before the implementation of the empowerment transaction. Participants received 6 012 matching shares in total.

As a result of restrictions related to the empowerment transaction of Kumba Resources, certain executives and senior managers who participated in the Kumba Resources Management Share Option Scheme have not been able to receive certain grants of options which would normally have been made in the ordinary course of operations. The Human Resources and Remuneration Committee of Kumba consequently awarded "phantom options" to the affected participants within the following framework:

- Awards of "phantom options" were made, with the grant price, vesting dates, and lapse periods set to be the same as those of the options awardable.
- On exercise, the participants are paid (in cash) the difference between the market price (volume weighted average price on the day preceding exercise) and the grant price.
- All other rules and arrangements in respect of the amended Kumba Resources Management Share Option Scheme were replicated for the Kumba Resources Phantom Share Option Scheme.
- The Kumba Resources Phantom Share Option Scheme was replicated for Kumba Iron Ore.

33. EMPLOYEE BENEFITS (continued)

Equity compensation benefits (continued)

- Exxaro and Kumba Iron Ore entered into an agreement that facilitates the settlement of obligations towards participants of the Phantom Option Schemes.

Accounting costs for Exxaro and Iron Ore Phantom Option Schemes require recognition under IFRS 2 using the treatment for cash-settled share-based payments. This treatment is more volatile than that of the conventional (equity-settled) scheme and the liability will require marking to market at each reporting period.
Under the above scheme 98 140 shares were outstanding at 31 December 2006.

A total of 35,1 million shares of the company, representing 10% of the issued shares, were approved and allocated by shareholders for purposes of the Schemes. Of the total of 35,1 million shares, 28,7 million shares are available in the share scheme for future offers to participants, while 6,4 million shares (1,8 % of the issued shares) were allocated as options, long-term incentive plan, deferred bonus payment or deferred purchase shares to participants.

Details are as follows:

	Million
Number of shares available for utilisation in terms of the Kumba Management Share Schemes at 1 January 2006	16,4
Add: Net effect of Scheme shares released, forfeitures and adjustments to scheme allocation	14,8
Less: Share offers accepted (prior to unbundling)	(2,5)
Number of shares available for future utilisation at 31 December 2006	28,7

At 31 December 2006 the company's loan to the Exxaro Management Share Trust amounted to R96 741 038 (2005: R50 130 578).

The loan is interest free and has no fixed repayment terms. This amount is reflected as an inter-company loan in the company's accounts and eliminated at group level.

The market value of the shares available for utilisation at the end of the year amounted to R1 605 933 336 (2005: R1 670 565 282).

33. EMPLOYEE BENEFITS (continued)

Equity compensation benefits (continued)

Details of the schemes and plans are:

	Options		Long-term incentive plan[1]	
	2006 Million	2005 Million	**2006 Million**	2005 Million
Outstanding at beginning of the year	**13,9**	16,3	**0,2**	
Issued	**2,6**	2,6		0,2
Transferred to Kumba Iron Ore[2]	**(2,3)**			
Exercised	**(7,4)**	(4,7)	**(0,2)**	
Lapsed/cancelled[3]	**(0,4)**	(0,3)		
Outstanding at end of the year	**6,4**	13,9		0,2

1 There is no amount payable by participants on vesting. They will be awarded rights to ordinary shares in the company.

2 Exercise price range for transferred to Kumba Iron Ore: R7,85 – R97,74.

3 Exercise price range for lapsed/cancelled options: R14,09 – R102,00 (2005: R25,10 – R67,00)

	Deferred Bonus Plan		Deferred purchase	
	2006 Million	2005 Million	**2006 Million**	2005 Million
Outstanding at beginning of the year			**0,1**	0,3
Exercised			**(0,1)**	(0,2)
Outstanding at end of the year				0,1

	Phantom scheme 2006
Outstanding at beginning of the period	
Issued	**216 900**
Exercised	**(118 760)**
Outstanding at end of the period	**98 140**

33. EMPLOYEE BENEFITS (continued)

	Options		Long-term incentive plan	
	2006	2005	**2006**	2005
Details of issues during the year are as follows:				
Expiry date	**2010/2013**	2010/2012	**2010/2013**	2010/2012
Exercise price (share price range) (R)	**58,20 – 145,47**	39,25 – 98,50	**62,74 – 144,39**	62,74
Total proceeds if options are immediately exercised/deferred purchase shares immediately paid (R million)	**296**	179	**1,5**	14

	Deferred Bonus Plan		Deferred purchase	
	2006	2005	**2006**	2005
Expiry date	**2010/2013**	2010/2012		
Exercise price (share price range) (R)	**125,06 – 128,15**	82,00 – 97,40		
Total proceeds if options are immediately exercised/deferred purchase shares immediately paid (R million)			**0,5**	0,04

	Phantom scheme
	2006
Expiry date	**2012**
Exercise price (share price range) (R)	**56,00 – 100,10**

Details of options/deferred purchase shares exercised during the year are as follows:

	Options		Long-term incentive plan	
	2006	2005	**2006**	2005
Exercise price per share (share price range) (R)		67,00 – 110,00		
– Kumba Resources employees (pre-unbundling)	**100,80 – 159,00**		**131,45**	
– Exxaro employees in Exxaro (post-unbundling)	**54,40 – 55,00**			
– Kumba Iron Ore employees in Exxaro (post-unbundling)	**54,50 – 54,99**			
Total proceeds if shares are issued (R million)	**784**	363	**34**	

Notes to the annual financial statements continued
for the year ended 31 December 2006

33. EMPLOYEE BENEFITS (continued)

	Deferred Bonus Plan 2006	Deferred Bonus Plan 2005	Deferred purchase 2006	Deferred purchase 2005
Exercise price per share (share price range) (R)			**67,00 – 159,00**	67,00 – 110,00
Total proceeds if shares are issued (R million)			**9**	10

	Phantom scheme 2006
Exercise price (share price range) (R)	**56 00 – 64,80**

Terms of the options and deferred purchase shares outstanding at 31 December 2006 are as follows:

Share options held by Exxaro employees in Exxaro:

Expiry date	Options Exercise price R	Options Outstanding '000
2007	3,86	**29**
2008	5,67 – 9,20	**1 025**
2009	9,48 – 15,49	**624**
2010	4,49 – 12,31	**287**
2011	11,09 – 15,50	**1 287**
2012	13,72 – 32,84	**1 641**
2013	33,47 – 47,73	**1 558**
Total		**6 451**
Total proceeds if shares are issued (R million)		**138**

Share options held by Exxaro employees in Kumba Iron Ore:

Expiry date	Options Exercise price R	Options Outstanding '000
2007	7,89	**29**
2008	17,37 – 41,66	**1 006**
2009	6,97 – 41,66	**609**
2010	7,80 – 97,74	**4 834**
Total		**6 478**
Total proceeds if shares are issued (R million)		**273**

The exercise prices of the options held by Exxaro employees in Exxaro and Kumba Iron Ore respectively at 31 December 2006, have been recalculated with reference to the VWAP split of 32,81% for Exxaro and 67,19% for Kumba Iron Ore.

The last date for exercising these options is 2 May 2010.

33. EMPLOYEE BENEFITS (continued)

Terms of the options and deferred purchase shares outstanding at 31 December 2005 are as follows:

	Options		Long-term incentive plan	
	Exercise price R	Outstanding '000	Exercise price R	Outstanding '000
2006				
2007	11,75 – 13,10	38		
2008	17,07 – 28,05	5 339		
2009	11,71 – 51,50	2 282		
2010	13,66 – 37,51	725		
2011	36,75 – 47,25	3 036		
2012	44,00 – 98,50	2 503		
Total		13 923		216

	Deferred Bonus Plan		Deferred purchase	
	Exercise price R	Outstanding	Exercise price R	Outstanding '000
2006				
2007			8,89 – 13,10	27
2008			8,42 – 18,90	11
2009			8,06 – 20,80	39
2010			19,93 – 23,26	20
2011				
2012				
Total		469		97

Notes to the annual financial statements continued
for the year ended 31 December 2006

33. EMPLOYEE BENEFITS (continued)

	Options 2006	Options 2005	Deferred purchase 2006	Deferred purchase 2005
Details of options vested but not sold during the year are as follows:				
Kumba Resources employees (pre-unbundling)				
Number of shares	**2 395 280**	4 049 950	**6 370**	30 810
Exercise price (share price range) (R)	**6,97 – 145,47**	11,75 – 62,00	**9,70 – 18,36**	9,17 – 23,26
Exxaro employees in Exxaro (post-unbundling)				
Number of shares	**1 665 160**			
Exercise price (share price range) (R)	**3,86 – 33,47**			
Kumba Iron Ore employees in Exxaro (post-unbundling)				
Number of shares	**667 260**			
Exercise price (share price range) (R)	**3,84 – 32,84**			

	Options '000	Long-term incentive plan '000	Deferred Bonus Plan '000	Deferred purchase '000	Total '000
Number of shares vesting at beginning of the year	13 923	216		97	14 236
Net change during the year	(5 213)	(216)		(90)	(5 519)
Number of shares vesting at end of the year	8 710			7	8 717
– Exxaro employees in Exxaro	6 451			7	6 458
– Kumba Iron Ore employees in Exxaro	2 259				2 259

Directors' interests in shares

For details refer to the report of the directors

33. EMPLOYEE BENEFITS (continued)

Fair value of equity-settled share-based payment transactions with employees

The group applies IFRS 2 to grants of shares, share options or other equity instruments that were granted.

In determining the fair value of services received as consideration for equity instruments, measurement is referenced to the fair value of the equity instruments granted.

The group applied the transitional provisions of IFRS 2 and applied the principles to grants that were granted after 7 November 2002.

Kumba Resources listed on 26 November 2001 and the volatility of its share price since then has been used to determine the calculations.

The changes to the schemes brought about by the empowerment transaction were treated as a modification. The services received were measured at the grant date fair value of the original equity instruments granted. Any incremental increase in the fair value of the equity instruments granted is recognised over the revised vesting period.

The fair value of the options issued under the Management Share Option Scheme was determined immediately before and after the modification using the Black-Scholes option pricing model.

The weighted average incremental fair value granted per option at the original strike price as a result of the modification amounted to R12,55 while the incremental fair value for a repriced option amounted to R14,93.

	2006 Before unbundling	After unbundling Exxaro	After unbundling Kumba Iron Ore	2005
The Black-Scholes methodology is used to calculate the fair value of options granted to employees. The inputs to the model are as follows:				
Share price (R)	**142,00**	**49,00**	**110**	63,12
Weighted average exercise price range – original strike price (R)	**105,94**	**34,76**	**71,18**	39,25 – 98,50
Weighted average exercise price range – repriced strike price (R)	**39,98**	**13,12**	**26,86**	
Annualised expected volatility (%)	**37,90**	**37,90**	**37,90**	37,40 – 37,50
Option life (years) (weighted average)	**3,10**	**3,11**	**3,08**	7 – 13
Dividend yield (%)	**4**	**4**	**4**	2,8 – 4,6
Risk-free interest rate (%) (weighted average)	**8,26**	**8,26**	**8,26**	7,73 – 9,61
Expected employee attrition	**9,42**	**9,42**	**9,42**	4,60 – 5,50

As discussed above, the Long-term Incentive Plan and Deferred Bonus Plan have been collapsed before the implementation of the empowerment transaction. 415 884 shares were granted and settled in cash in terms of the rules of the scheme and approved by the Human Resources and Remuneration Committee of the board. A volume weighted average price of R131,45 per share was used and the total amount paid out amounted to R34 million.

33. EMPLOYEE BENEFITS (continued)

The Monte Carlo valuation methodology is used to calculate the fair value of long-term Incentive Plan and Deferred Bonus Plan grants to employees.

The inputs to the long-term Incentive Plan model for 2005 are as follows:

Date of grant	24 June 2005
Grant price	55,00
Risk free rate (%)	7,13
Dividend yield (%)	2,76
Expected volatility (%)	37,32
Time to vesting	three years from date of grant
Expected employee attrition	4,60 per annum

The inputs to the Deferred Bonus Plan model for 2005 are as follows:

Date of grant	1 September 2005 – 3 October 2005
Grant price range	82,67 – 97,50
Risk free rate (%)	7,13
Dividend yield (%)	2,76
Expected volatility (%)	37,32
Time to vesting	three years from date of grant
Expected employee attrition	4,60 per annum

	Group		Company	
		Restated		Restated
	2006	2005	**2006**	2005
	Rm	Rm	**Rm**	Rm
34. CONTINGENT LIABILITIES				
Contingent liabilities at balance sheet date, not otherwise provided for in these annual financial statements, arising from:				
– Guarantees in the normal course of business from which it is anticipated that no material liabilities will arise:				
– related parties				869
– other	**83**	33	**1**	2
– Other[1]	**17**	49		

1 *Includes the group's share of contingent liabilities of associates and joint ventures of R5 million (2005: Rnil million).*

These contingent liabilities have no tax impact.

The timing and occurrence of any possible outflows are uncertain.

	Group 2006 Rm	Group Restated 2005 Rm	Company 2006 Rm	Company Restated 2005 Rm
35. COMMITMENTS				
Capital commitments at balance sheet date				
Capital expenditure contracted for plant and equipment	**842**	1 635	**60**	34
Capital expenditure authorised for plant and equipment but not contracted	**732**	2 182	**5**	27
The above includes the group's share of capital commitments of associates and joint ventures.	**521**	2		
Capital expenditure will be financed from available cash resources, funds generated from operations and available borrowing capacity.				
Capital expenditure contracted relating to captive mines (2006: Tshikondeni, Arnot and Matla; 2005: Tshikondeni and Thabazimbi), which will be financed by Mittal Steel (South Africa) and Eskom respectively.	**8**	6		

A trust known as The New Africa Mining Fund was established during 2003 to make portfolio investments in junior mining projects within the Republic of South Africa and elsewhere on the continent of Africa. Exxaro Resources, as an investor participant to the fund, has committed to contribute R20 million towards the fund. The Fund Manager can draw down this balance or any portion as and when required, by serving a 10-day notice to Exxaro. The commitment period commenced on 1 March 2003 and expires on 28 February 2009. Exxaro has contributed R8 million towards the fund since March 2003. The fair value of the trust fund on 31 December 2006 was R12,9 million (2005: R6 million).

On 19 January 2007 Exxaro announced that, pursuant to the empowerment transaction, it had exercised the options to acquire the Namakwa Sands mineral sands operation and a 26% interest in a company to be formed to hold the Black Mountain lead-zinc mine and the Gamsberg zinc project. The acquisitions were approved by shareholders and are subject to the fulfilment of suspensive conditions pertaining to, amongst others, regulatory approvals and the conversion of mining and prospecting rights to new order rights. It is expected that all suspensive conditions will be satisfied during the second half of 2007.

The value of the transaction is estimated at R2 353 million.

	Group 2006 Rm	Group Restated 2005 Rm	Company 2006 Rm	Company Restated 2005 Rm
35. COMMITMENTS (continued)				
Operating lease commitments				
The future minimum lease payments under non-cancellable operating leases are as follows:				
– Less than one year	**54**	46	**37**	31
– More than one year and less than five years	**64**	105	**43**	69
– More than five years	**6**	12		
Total	**124**	163	**80**	100
Included in above operating lease commitments is an operating lease commitment relating to a building which terminates in 2008. Various options are available to both the lessor and lessee on mutual agreement on termination of the operating lease.				
Operating sublease				
Non-cancellable operating lease rentals are receivable as follows:				
– Less than one year	**2**			
– More than one year and less than five years	**5**	1		
– More than five years	**3**			
Total	**10**	1		

Post the cancellation of the sublease agreement with Mittal Steel SA effective from 28 February 2005, no operating lease rentals are receivable from Mittal Steel SA.

Annexures



Annexure 1: Non-current interest-bearing borrowings

	Final repayment date	Rate of interest per year (payable half-yearly) 2006 Fixed %	Floating %
Local			
Unsecured loans			
	2006		
	2008		
	2008		
	2013		10,200
	2015		10,020
Local			
Secured loan			
	2008		
	2008		10,520
	2010		
	2011	12,130	
	2012	11,420	
	2012	17,490	
	2013		
	2013	19,840	
	2013	13,540	
	2025	8,330	
	2026	10,710	
	2031	22,200	
	2032	32,930	
Foreign			
Unsecured loans (US$)			
	2007		
	2011	6,640	7,440
Foreign			
Secured loan (AUD)			
	2009	7,850	
Total non-current interest-bearing borrowings (note 24)			

1 *Finance lease agreement in respect of machinery and equipment with a book value of R4 million.*

Finance Leases recognised due to IFRIC 4 (Determining whether an Agreement contains a Lease):

2 *Finance lease agreement between Exxaro Sands (Pty) Limited and Mhlathuze Water in respect of a plant with a book value of R3 million (2005: R5 million).*

3 *Finance lease agreement between Exxaro Sands (Pty) Limited and Eskom in respect of buildings with a book value of R1 million (2005: R2 million).*

4 *Finance lease agreement between FerroAlloys (Pty) Limited and African Oxygen Limited (Afrox) in respect of machinery and equipment with a book value of R1 million (2005: R1 million).*

5 *Finance lease agreement between Exxaro Base Metals (Pty) Limited and Thuthuka Project Managers in respect of plant with a book value of R3 million (2005: R4 million).*

6 *Finance lease agreement between Exxaro TSA Sands (Pty) Limited and Air Products in respect of plant with a book value of R9 million (2005: R10 million).*

Rate of interest per year (payable half-yearly) Restated 2005 Fixed %	Floating %		GROUP **2006 Rm**	Restated 2005 Rm	COMPANY **2006 Rm**	Restated 2005 Rm
	8,850			42		42
	7,060			250		250
12,410				256		256
			405		**405**	
			25			
			430	548	**405**	548
13,830				185		
		1	**10**			
14,200				685		
		2	**4**	5		
		3	**2**	2		
		4	**2**	2		
7,850				9		
		5	**4**	5		
		6	**12**	13		
		7	**26**	26		
		8	**13**	13		
		9	**78**	75		
		10	**96**	106		
			247	1 126		
	5,240			632		632
6,640	7,320	11	**535**	589		
			535	1 221		632
7,850		12	**2**	1		
			2	1		
			1 214	2 896	**405**	1 180

7 *Finance lease agreement between Exxaro TSA Sands (Pty) Limited and Mhlathuze Water in respect of plant with a book value of R24 million (2005: R25 million).*

8 *Finance lease agreement between Exxaro TSA Sands (Pty) Limited and Eskom in respect of buildings with a book value of R15 million (2005: R15 million).*

9 *Finance lease agreement between Exxaro Sands (Pty) Limited and Kusasa Bulk Terminals (Phase 1) in respect of plant with a book value of R49 million (2005: R50 million).*

10 *Finance lease agreement between Exxaro Sands Pty Limited and Kusasa Bulk Terminals (Phase 2) in respect of plant with a book value of R53 million (2005: R55 million).*

11 *US$60 million senior notes issued by Ticor Finance (A.C.T.) Pty Limited, an entity controlled by Exxaro Australia Sands Pty Limited, and a syndicated loan facility of US$60 million, of which US$17 million was drawn on 31 December 2006.*

12 *Finance lease agreements in respect of computer equipment with a book value of R2 million (2005: R1 million).*

Annexure 2: Investments in associates, joint ventures and other investments

	Nature of business[1]	Country of incor-poration[2]	Number of shares held
Associated companies			
Unlisted			
Chifeng Kumba Hongye Zinc Corporation Limited	A & M	CH	92 400 000
Manganore Iron Mining Limited[3]	A	RSA	25 000
Sishen Iron Ore Company (Pty) Limited	A	RSA	240 000 000
Total associated companies (note 17)			
Joint ventures			
Incorporated			
Unlisted			
Inyanda Coal (Pty) Limited[4]	A	RSA	500
Pietersburg Iron Company (Pty) Limited[3]	A	RSA	4 000
RoshSkor Township (Pty) Limited	C	NAM	50
Safore (Pty) Limited[3]	B	RSA	400
Sibelo Resources Development (Pty) Limited[3]	E	RSA	1
Sishen Shipping (Pty) Limited[3]	B	RSA	400
South Dunes Coal Terminal Company (Pty) Limited	A	RSA	1 333
Thakweneng Mineral Resources (Pty) Limited	E	RSA	1
Trans Orient Ore Supplies (Pty) Limited[3]	D	HK	2 000
Unincorporated			
Bridgetown Dolomite Mine[5]	A		
Tiwest	A		
Total joint ventures (note 17)			
Investment companies			
Listed			
Mineral Deposits Limited	A	AUS	11 299 435
Unlisted			
Other			
Total other investments (note 19)			
Total investments			

The investments are valued at balance sheet date. Listed shares are valued at market value and unlisted shares at directors' value.
Unlisted investments in associates
– directors' valuation
Listed other investments
– market value
Unlisted other investments
– directors' valuation

Where the above entities' financial year-ends are not coterminous with that of the company, financial information has been obtained from published information or management accounts as appropriate.

1. *A – Mining, B – Shipping charter, C – Service, D – Iron ore merchant, E – Exploration, M – Manufacturing.*
2. *RSA – Republic of South Africa, CH – China, HK – Hong Kong, NAM – Namibia, AUS – Australia*
3. *Unbundled as part of the iron ore business unit.*
4. *The joint venture was reclassified as a subsidiary on acquisition of Eyesizwe Coal (Pty) Limited, the joint venture partner of the investment, and is consequently consolidated.*
5. *Proportionately consolidated until date of disposal being 31 August 2006.*

	Percentage holding		Group carrying amount		Company carrying amount		Year-end other than 31 December
	2006 %	2005 %	**2006 Rm**	Restated 2005 Rm	**2006 Rm**	Restated 2005 Rm	
	31,91	30,62	**161**	93			
		50,00					30 June
	20,00		**223**				
			384	93			
		50,00					
		50,00					
	50,00	50,00					
		40,00					
		50,00		1			
		40,00					
	33,33	33,33		1			
	50,00						
		50,00					
				2			
		50,00					28 February
	50,00	50,00					
				2			
	3,78	5,85	**92**	60			
			93	35	**34**	28	
			185	95	**34**	28	
			569	190	**34**	28	
			4 812	130			
			92	60			
			93	35			

Annexure 2: Investments in associates, joint ventures and other investments
continued

The group's effective share of balance sheet, income statement and cash flow items in respect of associated companies and joint ventures are as follows:

	Associated companies 2006 Rm	Associated companies Restated 2005 Rm	**Joint ventures 2006 Rm**	Joint ventures Restated 2005 Rm
INCOME STATEMENTS				
Revenue	**1 072**	400	**1 082**	1 089
Operating expenses	**(890)**	(389)	**(904)**	(768)
Net operating profit	**182**	11	**178**	321
Net financing (costs)/income	**(9)**	(1)	**10**	1
Profit before taxation	**173**	10	**188**	322
Taxation	**(47)**	(2)	**(1)**	(1)
Profit after taxation	**126**	8	**187**	321
Outside shareholders' interests		(1)		
Net profit attributable to ordinary shareholders	**126**	7	**187**	321
BALANCE SHEETS				
Non-current assets	**907**	90	**1 473**	1 191
Current assets	**840**	133	**1 092**	943
Total assets	**1 747**	223	**2 565**	2 134
Equity and liabilities				
Ordinary shareholders' equity	**377**	100	**2 215**	1 827
Minority interest		2		
Non-current liabilities				
Interest-bearing borrowings	**594**	12	**26**	1
Non-current provisions	**31**		**132**	105
Deferred taxation and other	**132**	2	**16**	2
Current liabilities				
Interest-bearing borrowings	**269**	20	**1**	1
Other	**344**	87	**175**	198
Total equity and liabilities	**1 747**	223	**2 565**	2 134

	Associated companies 2006 Rm	Associated companies Restated 2005 Rm	Joint ventures 2006 Rm	Joint ventures Restated 2005 Rm
CASH FLOW STATEMENTS				
Net cash flows from operating activities	**(587)**	(5)	**235**	306
Net cash flows from investing activities	**(104)**	(2)	**(18)**	(61)
Net cash flows from financing activities	**861**		**(209)**	(138)
Foreign currency translations	**(13)**	1	**(11)**	3
Net increase/(decrease) in cash and cash equivalents	**157**	(6)	**(3)**	110

Notes:

1. Manganore Iron Mining Limited was equity accounted until 31 October 2006. For 2006 only the ten months from January 2006 to 31 October 2006 were included.
2. Sishen Iron Ore Company (Pty) Limited was equity accounted from the first of November 2006. For 2006 only the two months from November 2006 to December 2006 were included. Prior to unbundling Sishen Iron Ore Company (Pty) Limited was a subsidiary.
3. Bridgetown was proportionately consolidated until 31 August 2006.
4. The following entities were only proportionately consolidated until 31 October 2006:

   - Pietersburg Iron Company (Pty) Limited
   - Safore (Pty) Limited
   - Sishen Shipping (Pty) Limited
   - Trans Orient Ore Supplies (Pty) Limited
   - Inyanda Coal (Pty) Limited
   - Sibelo Resources Development (Pty) Limited

Annexure 3: Investments in subsidiaries[1]

	Country of incorporation[2]	Nature of business[3]
DIRECT INVESTMENTS		
AlloyStream (Pty) Limited	RSA	M
Clipeus Investment Holdings (Pty) Limited	RSA	H
Colonna Properties (Pty) Limited	RSA	B
Cullinan Refractories Limited	RSA	A
Exxaro Base Metals and Industrial Minerals Holdings (Pty) Limited[4]	RSA	H
Exxaro Base Metals (Pty) Limited[5]	RSA	M
Exxaro Coal (Pty) Limited[6]	RSA	A
Exxaro Employee Empowerment Participation Scheme Trust	RSA	T
Exxaro FerroAlloys (Pty) Limited[7]	RSA	M
Exxaro Properties (Groenkloof) (Pty) Limited[8]	RSA	B
Exxaro Properties (Kloofzicht) (Pty) Limited[9]	RSA	B
Exxaro Properties (Princess Grant) (Pty) Limited[10]	RSA	B
Exxaro TSA Sands (Pty) Limited[12]	RSA	M
Exxaro Sands (Pty) Limited[13]	RSA	A
Ferroland Grondtrust (Pty) Limited	RSA	D
Ferrosure (South Africa) Insurance Company Limited	RSA	I
Glen Douglas Dolomite (Pty) Limited	RSA	A
Kumba Base Metals Namibia (Pty) Limited	NAM	C
Kumba Environmental Rehabilitation Trust Fund	RSA	T
Kumba Holdings (BVI) SA	BVI and RSA	H
Kumba Iron Ore Limited[14 & 11]	RSA	H
Kumba Resources Management Share Trust	RSA	T
Merrill Lynch Insurance PCC Limited	ILE	I
Mineral Exploration Company of Southern Africa (Pty) Limited	RSA	B
Rocsi Holdings (BVI) Limited	BVI and RSA	H
Sishen Iron Ore Company (Pty) Limited[11]	RSA	A
Ticor (Bermuda) Holdings Limited	BER	H

	Interest of company			
Issued capital – unlisted ordinary shares	Investment in shares		Indebtedness	
	2006	Restated 2005	**2006**	Restated 2005
R	**R**	R	**Rm**	Rm
1	**1**	1		
1	**1**	1		
200	**2 518 966**	2 518 966		
1 000	**1 000**	1 000		
1	**1**			
5 500 000	**247 712 500**	247 712 500	**191**	27
1	**1 000**	1 000	**1 823**	403
1	**1**	1	**(2)**	(1)
1	**1**	1	**(2)**	5
1	**1**	1		
1	**1**	1		
510	**510**	510	**2 154**	1 082
200	**6 003 355**	6 003 355	**845**	661
2	**2**	2		14
	10	10		
10 000	**10 000**	10 000	**(32)**	(22)
1	**1**	1		
566 827	**12 161 942**	12 161 942		
1		1		
			(97)	(50)
	2	2		
200	**200**	200		
647 044 943	**1 101 078 300**	1 101 078 300	**255**	184
100		1 000		141
74 836	**143 502 000**	143 502 000		8

Annexure 3: Investments in subsidiaries[1]
continued

	Country of incorporation[2]	Nature of business[3]
INDIRECT INVESTMENTS		
Bertini Pty Limited	AUS	C
Coastal Coal (Pty) Limited	RSA	A
Crisa Pty Limited	AUS	C
Downs Holding BV[11]	NE	A
Exxaro Australia Pty Limited[17]	AUS	C
Exxaro Australia Sands Pty Limited[26]	AUS	A
Exxaro Base Metals (Namibia) (Pty) Limited[16]	NAM	H
Exxaro Base Metals China Limited[19]	HK	C
Exxaro Base Metals International BV[15]	NE	A
Exxaro Coke (Pty) Limited[18]	RSA	M
Exxaro Finance Ireland[20]	IRL	C
Exxaro Heavy Minerals BV[21]	NE	A
Exxaro Holdings (Australia) Pty Limited[22]	AUS	H
Exxaro Holdings Sands (Pty) Limited[27]	RSA	H
Exxaro International BV	NE	H
Exxaro Investments (Australia) Pty Limited[23]	AUS	H
Exxaro Reductants (Pty) Limited[24]	RSA	M
Eyesizwe Coal (Pty) Limited	RSA	A
Groler Investments Limited[11]	SWL	H
Handlon BV[11]	NE	H
Inyanda Coal (Pty) Limited	RSA	A
Ipcor N.V.	NV	C
Kumba Hong Kong Limited[11]	HK	C
Kumba International BV[11]	NE	C
Kumba International Trading BV[11]	NE	C
Magnetic Minerals (Pty) Limited	AUS	A
Mtunzini Sands (Pty) Limited[25]	RSA	A
Omacor Sac	PERU	C
Oreco Leasing Limited	MAU	F

Issued capital – unlisted ordinary shares	Interest of company Investment in shares		Indebtedness	
		Restated		Restated
	2006	2005	**2006**	2005
R	**R**	R	**Rm**	Rm
10				
5 000			**(73)**	(83)
10				
119 209				
11				1
2 038 299 354			**(164)**	(147)
100			**(1)**	
1 354				
119 209			**(68)**	
1				
893 656 391				
134 973				
5				
40 000				
662 037				
5				
1				
100 000			**148**	
258 958				
151 511				
1 000				
37 950				
832				1
10 806 551				23
142 487				
31 740 964				
200				
10				
1				

Annexure 3: Investments in subsidiaries[1]
continued

	Country of incorporation[2]	Nature of business[3]
INDIRECT INVESTMENTS (continued)		
Pigment Holdings Pty Limited	AUS	C
Rocit Investments (Pty) Limited	RSA	H
Rosh Pinah Zinc Corporation (Pty) Limited (89,47%)	NAM	A
Senbar Holdings Pty Limited	AUS	C
Sishen South Mining (Pty) Limited[11]	RSA	A
Synthetic Rutile Holdings Pty Limited	AUS	C
The Durban Navigation Collieries (Pty) Limited	RSA	A
The Vryheid (Natal) Railway Coal and Iron Company Limited	RSA	A
Ticor (Bermuda) Minerals Limited	BER	H
Ticor (Overseas) Holdings Pty Limited	AUS	H
Ticor Chemical Company Pty Limited	AUS	M
Ticor Chemicals Ghana (Pty) Limited	GHANA	C
Ticor Energy Pty Limited	AUS	F
Ticor Finance (A.C.T.) Pty Limited	AUS	F
Ticor Resources Pty Limited	AUS	H
Ticor Titanium Australia Pty Limited	AUS	H
Tific Pty Limited	AUS	H
TiO2 Corporation NL	AUS	A
Yalgoo Minerals Pty Limited	AUS	H
Total investments in subsidiaries (note 18)		

1 *At 100% holding except where otherwise indicated*
2 *RSA – Republic of South Africa, AUS – Australia, NAM – Namibia, HK – Hong Kong, NV – Netherlands Antilles, BVI – British Virgin Islands, ILE – Ilse of Man, IRL – Ireland, SWL – Switzerland, MAU – Mauritius, NE – Netherlands, SWL – Switzerland, BER – Bermuda*
3 *A – Mining, B – Property, C – Service, D – Land management, F – Finance, H – Holdings, I – Insurance, M – Manufacturing, S – Shipping, T – Trust*
4 *Previously Vicva Investments One Seventy Five (Pty) Limited*
5 *Previously Kumba Base Metals Limited*
6 *Previously Kumba Coal (Pty) Limited*
7 *Previously Kumba FerroAlloys (Pty) Limited*
8 *Previously Kumba Properties (Groenkloof) (Pty) Limited*
9 *Previously Kumba Properties (Kloofzicht) (Pty) Limited*
10 *Previously Kumba Properties (Princess Grant) (Pty) Limited*
11 *Unbundled as part of the iron ore business unit.*
12 *Previously Ticor South Africa (Pty) Limited*
13 *Previously Ticor South Africa KZN (Pty) Limited*
14 *Previously Vicva 177 (Pty) Limited*
15 *Previously Kumba Base Metals International BV*

Issued capital – unlisted ordinary shares	Interest of company			
	Investment in shares		Indebtedness	
		Restated		Restated
	2006	2005	**2006**	2005
R	**R**	R	**Rm**	Rm
10				
1 000				
2 280			**(1)**	90
10				
1				
10				
516 000				(1)
3 675				
74 836				
10				
10				
10				
10				
10				
8 111 062				
10				
10				
85 101 240				
48 216 010				
	1 512 989 795	1 512 990 795	**4 976**	2 336

16 Previously Starting Right Investments Eighty One (Pty) Limited
17 Previously Kumba Australia Pty Limited
18 Previously Kumba Coke (Pty) Limited
19 Previously Kumba Base Metals China Limited
20 Previously Kumba Finance Ireland
21 Previously Kumba Heavy Minerals BV
22 Previously Kumba Holdings (Australia) Pty Limited
23 Previously Kumba Investments (Australia) Pty Limited
24 Previously Kumba Reductants (Pty) Limited
25 Deregistered during 2006.
26 Previously Ticor Pty Limited
27 Previously Ticor Holdings Sands (Pty) Limited

Notice of annual general meeting

for the year ended 31 December 2006

Notice is hereby given that the sixth annual general meeting of members of Exxaro Resources Limited will be held at the corporate office, Dyason Road, Pretoria West, South Africa, at 10:00 on Wednesday, 25 April 2007.

The following business will be transacted and resolutions proposed, with or without modification:

1. **ORDINARY RESOLUTION NUMBER 1**
   Approval of financial statements
   To receive and adopt the annual financial statements of the group for the period ended 31 December 2006, including the directors' report and the report of the auditors thereon.

2. **ORDINARY RESOLUTION NUMBER 2**
   Reappointment of independent auditors
   To ratify the reappointment of Deloitte & Touche as auditors of the company for the ensuing year.

3. **ORDINARY RESOLUTION NUMBER 3**
   Auditors' fees
   To authorise the directors to determine the auditors' remuneration for the period ended 31 December 2006.

4. **ORDINARY RESOLUTION NUMBER 4**
   Re-election of directors
   In terms of the article 15.2 of the articles of association, the following directors appointed to the board with effect from 28 November 2006 will retire and, being eligible, offer themselves for re-election:
   4.1 U Khumalo
   4.2 VZ Mntambo
   4.3 RP Mohring
   4.4 M Msimang
   4.5 PKV Ncetezo
   4.6 NMC Nyembezi-Heita
   4.7 NL Sowazi
   4.8 D Zihlangu

   To re-elect the following directors who retire by rotation in terms of clause 16.1 of the articles of association of the company, and who are eligible for re-election:

   4.9 PM Baum
   4.10 JJ Geldenhuys
   4.11 Dr D Konar

   Such re-elections are to be voted on individually unless a resolution is agreed to by the meeting (without any vote against it) that a single resolution be used.

   An abbreviated curriculum vitae for each director offering themselves for re-election is set out on page 200 of the annual report.

5. **ORDINARY RESOLUTION NUMBER 5**
   Remuneration of non-executive directors
   To approve the proposed remuneration for the period 1 January 2007 to 31 December 2007:

	Current	Proposed
Chairman:	R286 225	R309 123
Director:	R143 113	R154 562
Audit committee chairman:	R91 592	R98 919
Audit committee member:	R45 796	R49 460

Board committee chairman:	R68 694	R74 190
Board committee member:	R34 347	R37 095

6. **ORDINARY RESOLUTION NUMBER 6**
Renewal of the authority that the unissued shares be placed under the control of the directors
"Resolved that subject to the provisions of article 3.2 of the articles of association of the company, the provisions of the Companies Act, 61 of 1973, as amended, (the Act), and the Listings Requirements of JSE Limited (JSE), the directors are hereby authorised to allot and issue at their discretion until the next annual general meeting of the company authorised but unissued shares for such purposes as they may determine, after setting aside so many shares as may, subject again to article 3.2 of the articles of association of the company, be required to be allotted and issued by the company pursuant to the company's approved employee share incentive schemes (the schemes)."

7. **ORDINARY RESOLUTION NUMBER 7**
General authority to issue shares for cash
"Resolved that subject to article 3.2 of the articles of association of the company, the Act, and the Listings Requirements of the JSE, the directors are hereby authorised, by way of a general authority, to allot and issue ordinary shares for cash on the following basis, after setting aside so many shares as may, subject again to article 3.2 of the articles of association of the company, be required to be allotted and issued by the company pursuant to the schemes, to any public shareholder, as defined by the Listings Requirements of the JSE, as and when suitable opportunities arise, subject to the following conditions:

7.1 this authority shall not extend beyond the next annual general meeting or 15 months from the date of this annual general meeting, whichever date is earlier;

7.2 a press announcement giving full details, including the impact on net asset value and earnings per share, be published at the time of any issue representing, on a cumulative basis within one year, 5% or more of the number of shares in issue prior to the issue/s;

7.3 the shares be issued to public shareholders as defined by the JSE and not to related parties;

7.4 any issue in the aggregate in any one year shall not exceed 15% of the number of shares of the company's issued ordinary share capital; and

7.5 in determining the price at which an issue of shares be made in terms of this authority, the maximum discount permitted will be 10% of the weighted average traded price of the shares over the thirty (30) days prior to the date that the price of the issue is determined or agreed to by the directors. In the event that shares have not traded in the said thirty-day period a ruling will be obtained from the committee of the JSE."

The approval of a 75% majority of the votes cast by shareholders present or represented by proxy at the meeting is required for ordinary resolution number 7 to become effective.

8. **SPECIAL RESOLUTION NUMBER 1**
Authority to repurchase shares
"Resolved that by way of a general authority, the company or any subsidiary of the company may, subject to the Act, article 36 of the articles of association of the company or articles of association of a subsidiary respectively and the Listings Requirements of the JSE, from time to time purchase shares issued by itself or shares in its holding company, as and when deemed appropriate."

It is recorded that the general repurchase will be subject to the following limitations:

8.1 that the repurchase is effected through the order book operated by the JSE trading system and is done without any prior understanding or arrangement between the company and the counterparty;

8.2 that this authority shall not extend beyond 15 months from the date of this resolution or the date of the next annual general meeting, whichever is the earlier date;

8.3 that an announcement containing full details of such repurchases is published as soon as the company has repurchased shares constituting, on a cumulative basis, 3% of the number of shares in issue prior to the repurchases and for each 3%, on a cumulative basis, thereafter;

8.4 that the repurchase of shares shall not, in the aggregate, in any one financial year, exceed 20% of the company's issued share capital at the time this authority is given;

8.5 that at any one time, the company may only appoint one agent to effect any repurchase;

8.6 that the repurchase of shares will not take place during a prohibited period and will not affect compliance with the shareholders' spread requirements as laid down by the JSE;

8.7 shares issued by the company may not be acquired at a price greater than 10% above the weighted average traded price of the company's shares for the five business days immediately preceding the date of repurchase."

The reason for this special resolution number 1 is, and the effect thereof will be, to grant, in terms of the provisions of the Act and the Listings Requirements of the JSE, and subject to the terms and conditions embodied in the articles of the company or any subsidiary and the said special resolution, a general authority to the directors to approve the repurchase by the company of its own shares.

At present, the directors have no specific intention on the use of this authority, which will only be used if the circumstances are appropriate.

9. To transact such other business as may be transacted at an annual general meeting.

   Pursuant to the above, the following additional information, required in terms of the Listings Requirements of the JSE, is submitted.

DISCLOSURES REQUIRED IN TERMS OF THE LISTINGS REQUIREMENTS OF THE JSE

In terms of the JSE Listings Requirements of the JSE, the following disclosures are needed when requiring shareholders' approval to:

- authorise the company, or any of its subsidiaries, to repurchase any of its shares as set out in the special resolution above; and
- the general authority to issue shares for cash as set out in ordinary resolution number 7.

Working capital statement

The directors of the company agree that they will not undertake any repurchase unless:

- the company and the group will be able, in the ordinary course of business, to pay its debts;
- the assets of the company and the group will be in excess of the liabilities of the company and the group, recognised and measured in accordance with the accounting policies used in the latest annual financial statements;
- the share capital and reserves of the company and the group will be adequate for ordinary business purposes; and
- the working capital resources of the company and the group will be adequate for ordinary business purposes.

Litigation statement

Other than disclosed or accounted for in these annual financial statements, the directors of the company, whose names are given on page 39 of these annual financial statements, are not aware of any legal or arbitration proceedings, pending or threatened against the group, which may have or have had a material effect on the group's financial position in the 12 months preceding the date of this notice of annual general meeting.

Material changes

Other than the facts and developments reported on in these annual financial statements, there have been no material changes in the affairs, financial or trading position of the group since the signature date of this annual report and the posting date.

The following further disclosures required in terms of the JSE Listings Requirements of the JSE are set out in accordance with the reference pages in these annual financial statements of which this notice forms part:

- Directors and management – refer to pages 39 to 41 of this report;
- Major shareholders of the company – refer to page 203 of this report;
- Directors' interest in the company's shares – refer page 76 of this report;
- Share capital of the company – refer page 137 of this report.

By order of the board

MS Viljoen
Company secretary

Pretoria
6 March 2007

Short biographies for Exxaro directors up for re-election

U KHUMALO – UFIKILE (41)
Academic qualifications: BSc (Eng), MSc Eng (UCT), MAP (Wits), Snr Exec Dev Programme (Harvard)
Designation: Non-executive director
Experience: Ufikile served with Sasol, Eskom and Bevcan prior to joining the IDC. He held several positions during 1999 – 2005, including head, international finance; executive vice president, industrial sectors, and executive vice president; projects. He provided strategic direction in the industrial sectors on large projects. He was also involved in evaluating investment proposals thus contributing to the successful implementation of the IDC's development mandate.

VZ MNTAMBO – ZWELIBANZI (49)
Academic qualifications: BJuris, LLB, LLM
Designation: Non-executive director
Experience: Zwelibanzi is executive chairman of ASG Business Solutions. He was previously senior lecturer at the University of Natal, executive director of IMSSA and director-general of the Gauteng province. He is non-executive chairman of the Commission for Conciliation, Mediation and Arbitration. He has extensive experience in business strategy, performance management and labour mediation and arbitration.

RP MOHRING – RICK (59)
Academic qualifications: BSc (Eng)(Mining), MDP, PMD (Harvard), Professional Engineer
Designation: Non-executive director
Experience: From 1998 until 2000, Rick was the chief executive officer of NewCoal, a black economic empowerment (BEE) initiative formed by Anglo Coal and Ingwe Coal Corporation to identify a suitable BEE group to purchase certain assets belonging to the vendors and establish a new BEE coal company. Eyesizwe Coal, the largest BEE coal company in South Africa, was formed in November 2000 through this process. From 2000 until 2003, Rick was the deputy chief executive officer of Eyesizwe Coal. As such, he was responsible for the operational control of mines producing 25Mtpa of coal per annum, new business development, technical services and health and safety. After 37 years in the mining industry, Rick retired from Eyesizwe Coal in December 2003, and formed a private consulting company, Mohring Mining Consulting.

PKV NCETEZO – PINKIE (50)
Academic qualifications: BA Social work (UniZul), MEd (Ohio University USA), MAP (Wits Business School), MBA (Open University UK), Diploma in Management (Open University UK)
Designation: Non-executive director
Experience: Pinkie is the chief executive officer of SAWIMIH. She was a member of the business development committee of SAWIMA from May 2003 until February 2004. From 1983 to 1985 and 1988 to 2003, she held a number of positions at IBM, including Client Relationship Manager, Team Leader – Customer Service Operations and Business Administrator.

NMC NYEMBEZI-HEITA – NKU (46)
Academic qualifications: BSc (Hons) (Electrical Engineering)(University of Manchester Institute of Science and Technology), MSc (EE) from the California Institute of Technology, MBA from the Open University Business School (UK)
Designation: Non-executive director
Experience: Nku is the chief officer of Mergers and Acquisitions for the Vodacom Group. She began her professional career as an engineer at the Research Triangle Park, IBM's premier research and development facility in Raleigh, North Carolina. Thereafter, she fulfilled various technical, marketing and management roles at IBM in the United States, South Africa and Namibia. Immediately prior to joining Vodacom, she served as chief executive officer of Alliance Capital, a fund management house whose parent company is listed on the New York Stock Exchange.

NL SOWAZI – NKULULEKO (43)
Academic qualifications: BA (US International University), MA (Urban and regional planning) (UCLA)
Designation: Non-executive director
Experience: Nkululeko is founding deputy chairman of the Tiso Group, a BEE investment holding company with interests in natural resources, industrial services and financial services. Nkululeko was previously executive deputy chairman of JSE listed banking group, African Bank Investments Limited (ABIL) and Managing Director of the Mortgage Indemnity Fund (Pty) Limited. He is chairman of Idwala Industrial Holdings and the Home Loan Guarantee Company and the Financial Markets Trust.

D ZIHLANGU – RAIN (40)
Academic qualifications: BSc (Min Eng) (Wits), MDP (SBL, Unisa), MBA (WBS, Wits)
Designation: Non-executive director
Experience: Dalikhaya is the chief executive officer of Eyabantu Capital Consortium. Between 1989 and 1994 he was a stopper/developer and shift boss at Vaal Reefs Gold Mining Company. From 1995 until 2002, he was a shift boss, mine overseer, operations manager and mine manager at Impala Platinum Limited. Dalikhaya was the chief executive officer of Alexkor Limited from 2002 until 2005.

PM BAUM – PHILIP (52)
Academic qualifications: BCom; LLB, Higher Diploma in Tax Law
Designation: Non-executive director
Experience: Philip is chairman and chief executive of Anglo American Ferrous Metals and Industries Division, acting chief executive officer of Anglo American South Africa (AASA) and a member of Anglo American plc's executive board. He joined the group in 1979 and has worked in a variety of positions, including head of the small medium enterprise initiative, chief executive of Anglo American Corporation Zimbabwe Limited and chief operating officer of AASA.

Short biographies for Exxaro directors up for re-election continued

JJ GELDENHUYS – JURIE (64)
Academic qualifications: BSc (Eng) (Electrical), BSc (Eng)(Mining), MBA (Stanford), Professional Engineer
Designation: Non-executive director
Experience: From 1965 to 1980, Jurie held production and managerial posts on the gold, platinum and copper zinc mines of the then Anglovaal Group. From 1981 until retirement he served in technical and executive capacities involving gold, base metals, coal, ferrous metals and industrial minerals. He retired as managing director of Avgold Limited in 2000 and continued serving the group in a consulting capacity until 2002. Previously he served on the boards of Anglovaal Limited, Avmin Limited, Freegold Consolidated Mines Limited, Hartebeestfontein Gold Mining Company Limited, Lorraine Gold Mines Limited, Eastern Transvaal Gold Mines Limited and Iscor Limited. He served as the Chamber of Mines president (1993 – 1994) and served on the Chamber's Executive Council, Gold Producers' Committee and various other Chamber related board committees. Has also served on the Atomic Energy Council and the National Water Advisory Council.

DR D KONAR – LEN (53)
Academic qualifications: BCom, CA(SA), MAS, DCom
Designation: Non-executive director
Experience: Immediately after completing his articles of clerkship at Ernst & Young in Durban, Len began his career as an academic at the University of Durban-Westville. He then spent six years with the Independent Development Trust as head of investments and internal audit, prior to becoming a professional director of companies and consultant.

M MSIMANG – MAVUSO (65)
Academic qualifications: BSc (Biology and Entomology), MBA (Project Management)
Designation: Non-executive director
Experience: Mavuso is currently the State Information Technology Agency's chief executive officer, overseeing the delivery of information and technology services to government. During the period 1994 to 1996, he was the chief executive officer of SA Tourism (Satour). In 1997 he was appointed chief executive officer of SANParks, a position he held until 2003. During his tenure, SANParks undertook an extensive transformation programme that resulted in the commercialisation of national parks. Mavuso was also chief executive officer of Tourism KwaZulu-Natal. He has extensive international management experience, having worked at senior management levels for the United Nations World Food Programme, UNICEF, Care International and the World University of Canada.

Shareholders' analysis

Register date: 31 December 2006
Issued share capital: 351 277 206 shares

Shareholders' classification	Number of shareholdings	%	Number of shares	%
1 – 1 000 shares	11 971	85,57	3 122 648	0,89
1 001 – 10 000 shares	1 501	10,73	4 650 709	1,32
10 001 – 100 000 shares	410	2,93	13 016 769	3,71
100 001 – 1 000 000 shares	93	0,66	26 420 569	7,52
1 000 001 shares and over	14	0,10	304 066 511	86,56
	13 989	100,00	351 277 206	100,00
Shareholders' profile				
Banks	150	1,07	14 379 477	4,09
Close corporations	124	0,89	131 094	0,04
Endowment funds	74	0,53	519 790	0,15
Individuals	11 323	80,94	5 404 120	1,54
Insurance companies	41	0,29	2 549 176	0,73
Investment companies	26	0,19	5 021 902	1,43
Medical aid schemes	10	0,07	113 240	0,03
Mutual funds	252	1,80	14 053 374	4,00
Nominees and trusts	1 347	9,63	4 303 474	1,23
Other corporations	92	0,66	219 043	0,06
Pension funds	290	2,07	21 888 421	6,23
Private companies	240	1,72	953 544	0,27
Public companies	12	0,09	1 166 472	0,33
Strategic investors	4	0,03	269 782 395	76,80
Share trusts	4	0,03	10 791 684	3,07
	13 989	100,00	351 277 206	100,00
Public/non-public shareholders				
Non-public shareholders	13	0,09	280 619 003	79,89
Directors and associates of the company holdings	5	0,04	44 924	0,01
Strategic holdings	4	0,03	269 782 395	76,80
Share trusts	4	0,03	10 791 684	3,07
Public shareholders	13 976	99,91	70 658 203	20,11
	13 989	100,00	351 277 206	100,00
Beneficial shareholders' holding of 1% or more				
Main Street 333 (Pty) Limited			186 550 873	53,11
Anglo American Corporation			78 754 090	22,42
Exxaro Employee Empowerment			10 618 974	3,02
Public Investment Corporation			10 768 700	3,07
Stimela Mining Holdings (Pty) Limited			4 477 432	1,27

BREAKDOWN OF NON-PUBLIC HOLDINGS

Directors and associates of the company holdings	Number of shares	% of shares
Fauconnier, CJ	**42 905**	**0,01**
Fauconnier, CJ	42 905	
Geldenhuys, JJ	**700**	**0,00**
Geldenhuys, JJ	700	
Kilbride, MJ	**586**	**0,00**
Kilbride, MJ	586	
Van Staden, DJ	**565**	**0,00**
Van Staden, DJ	565	
Konar, D	**168**	**0,00**
Konar, D	168	
Total	**44 924**	**0,01**

Strategic holding		
Main Street 333 (Pty) Limited	186 550 873	53,11
Anglo South Africa Capital (Pty) Limited	78 754 090	22,42
Stimela Mining Holdings (Pty) Limited	4 477 432	1,27
Total	**269 782 395**	**76,80**

EXXARO RESOURCES LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 2000/011076/06)
("Exxaro" or "the Company")
JSE share code: EXX
ISIN code: ZAE 000084992

Form of proxy

for the year ended 31 December 2006

TO BE COMPLETED BY CERTIFICATED SHAREHOLDERS AND DEMATERIALISED SHAREHOLDERS WITH "OWN NAME" REGISTRATION ONLY

For completion by registered members of Exxaro who are unable to attend the annual general meeting of the company to be held at 10:00 on Wednesday, 25 April 2007, at the Exxaro Corporate Centre, Roger Dyason Road, Pretoria West, South Africa or at any adjournment thereof,

I/We ____________________
of (address) ____________________
being the holder/s of ____________ shares in the company, do hereby appoint:
1. ____________________ or, failing him/her
2. ____________________ or, failing him/her

the chairman of the annual general meeting, as my/our proxy to attend, speak and, on a poll, vote on my/our behalf at the annual general meeting of members to be held at 10:00 on Wednesday, 25 April 2007 at Exxaro Corporate Centre, Roger Dyason Road, Pretoria West, South Africa or at any adjournment thereof, and to vote or abstain from voting as follows on the ordinary and special resolutions to be proposed at such meeting:

	For	Against	Abstain
Ordinary business			
1. Resolution to adopt the 2006 audited group financial statements			
2. Resolution to reappoint Deloitte & Touche as auditors			
3. Resolution to authorise the directors to determine auditors' remuneration			
4. Resolution to re-elect the directors required to retire in terms of article 15.2 of the articles of association 4.1 Mr U Khumalo 4.2 Mr VZ Mntambo 4.3 Mr RP Mohring 4.4 Mr M Msimang 4.5 Mrs PKV Ncetezo 4.6 Mrs N Nyembezi-Heita 4.7 Mr N Sowazi 4.8 Mr DR Zihlangu Resolution to re-elect directors required to retire by rotation in terms of article 16.1 of the articles of association 4.9 Mr PM Baum 4.10 Mr JJ Geldenhuys 4.11 Dr D Konar			
5. Resolution to approve the non-executive directors' remuneration for the period 1 January 2007 to 31 December 2007			
6. Resolution to authorise directors to allot and issue unissued ordinary shares			
7. Resolution to authorise directors to allot and issue ordinary shares for cash			
Special business			
1. Special resolution to authorise directors to repurchase company shares			

Please indicate with an "X" in the appropriate spaces provided above how you wish your vote to be cast. If no indication is given, the proxy may vote or abstain as he/she sees fit.

Signed at __________ this __________ day of ____________________ 2007
Signature ____________________
Assisted by me, where applicable (name and signature) ____________________
Please read the notes on the reverse side.

www.exxaro.com

END